División Papel, Imprimir, Escribir, Embalar:
Teléfonos: (0243) 2401124 - 2401121
División Higiénicos:
Teléfonos: (0243) 2407511 - 2407534
División Conversión
Sacos:
Teléfonos: (0243) 2401235 - 2
Bolsas:
Teléfonos: (0243) 2401100 - 2

Resmas, Resmillas, Formas Continuas:
Teléfonos: (0243) 2401095 - 2401190
(0212) 2397461 - 2392480
Productos Escolares y de Oficina
[redacted]
401376 -
401380

05013156

MANPA

Dirección Fiscal:
Av. Francisco de Miranda con Av. El Parque
Urb. El Bosque, Torre Country Club, Piso 12,
Municipio Chacao - Caracas
RIF: J- 00023530 - 9
NIT: 0007464878

Teléfonos: (0212) 9012311
www.manpa.com.ve

Rule 12g3-2 (b) File N° 82-4240

Caracas, December 05th 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

SUPPL

RECEIVED
2005 DEC -8 A 11:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
<u>Rule 12g3-2 (b) File N° 82-4240</u>

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

PROCESSED
DEC 1 2 2005
THOMSON
FINANCIAL

Very truly yours,

Leticia Level G.
Corporate Planning Manager

MANPA

PROSPECTO

MANUFACTURAS DE PAPEL C.A.
(MANPA) S.A.C.A.

www.manpa.com.ve

Capital Autorizado:	Bs.	45.880.188.480,00
Capital Suscrito:	Bs.	22.940.094.240,00
Capital Pagado:	Bs.	22.940.094.240,00

EMISION DE PAPELES
COMERCIALES AL PORTADOR
MONTO MAXIMO AUTORIZADO PARA CIRCULAR:

DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000,oo)

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	**Categoría "X" Subcategoría "XX"**
CLASIFICADORES ASOCIADOS S&S, C.A	**Categoría "X" Subcategoría "XX"**

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL

REPRESENTANTE COMUN DE LOS TENEDORES DE PAPELES COMERCIALES

EMISION: 2005 - I

La presente emisión de Papeles Comerciales fue aprobada en la Asamblea General Ordinaria de Accionistas celebrada el 17 de marzo de 2.005, inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 26 de mayo de 2.005, Nº 61, Tomo 61-A-Pro, y aprobada por la Junta Directiva según Acta No. 934 de fecha 29 de julio de 2005.

CERTIFICACION DE LA COMISION NACIONAL DE VALORES:

"LA COMISION NACIONAL DE VALORES CERTIFICA QUE SE HAN CUMPLIDO LAS DISPOSICIONES DE LAS NORMAS RELATIVAS A LA EMISION, OFERTA PUBLICA Y NEGOCIACION DE PAPELES COMERCIALES EN LO QUE RESPECTA A LA SOLICITUD DE AUTORIZACION PARA HACER OFERTA PUBLICA EN LOS TERMINOS Y CONDICIONES QUE SE DESCRIBEN EN ESTE PROSPECTO. NO CERTIFICA LA CALIDAD DE LA INVERSION".

La autorización para emitir Papeles Comerciales quedó inscrita en el Registro Nacional de Valores mediante Resolución Nº XXXX del XX de XXXX de 2005 y tendrá una vigencia de un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie.

2003 ... 2? ... 47

RECIBIDO

1. INFORMACION BASICA SOBRE LA EMISION

1.1 Tipo de Documento:

Papeles Comerciales al Portador

1.2 Monto Autorizado para Circular:

El monto máximo de papeles comerciales que podrá estar en circulación en cualquier momento durante la vigencia de la autorización es de DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000,00). La autorización tendrá un plazo de vigencia no superior a un (1) año calendario contado a partir del día siguiente a la fecha de emisión de la primera serie, la cual deberá ofertarse públicamente dentro de los tres (3) meses siguientes a la fecha de recibir la notificación de la autorización otorgada por la Comisión Nacional de Valores.

1.3 Emisiones:

Las emisiones podrán efectuarse en una o varias series, simultáneas o sucesivas, serán en bolívares y ninguna podrá ser inferior al diez por ciento (10%) del monto máximo autorizado.

El monto total, a valor nominal, de las series en circulación no podrá exceder en cualquier momento el monto global autorizado de DIEZ MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 10.000.000.000,00). A los fines del cálculo del monto máximo en circulación, no se computará el valor nominal de Papeles Comerciales emitidos pero aún no colocados en el mercado.

1.4 Plazos:

Los títulos tendrán un vencimiento fijo no inferior a quince (15) días, ni superior a trescientos sesenta (360) días contados a partir de la fecha de emisión según lo contemplado en el Artículo N° 50 de la LEY DE MERCADO DE CAPITALES". Los plazos serán definidos en la publicación de prensa correspondiente, a ser realizada al inicio de la colocación de cada serie.

El plazo de vencimiento no podrá ser anticipado y, no podrá ser posterior a la fecha de expiración de la autorización otorgada por la Comisión Nacional de Valores, de acuerdo al Art. Nº 2 de las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales. Únicamente en caso de mora, la asamblea de los tenedores de papeles comerciales podrá convenir un plazo mayor.

1.5 Precio al Público:

El precio al público de la colocación primaria de los títulos de papeles comerciales que integrará cada serie que se emita en base a esta autorización podrá ser a su valor par, a descuento o con prima.

Las respectivas tasas de interés y el rendimiento efectivo se definen en el punto 1.7 del presente prospecto.

1.6 Colocación:

La colocación de cada una de las series de la presente emisión se podrá realizar bajo cualquiera de los siguientes sistemas de colocación: "Colocación en Base a Mayores Esfuerzos", "En Firme" o "Garantizada", según lo que se determine en la oportunidad de cada serie.

EL EMISOR, podrá colocar directamente las series que se emitan en base a esta autorización, pudiendo utilizar los Corredores Públicos de Títulos Valores como Agentes de Distribución. En la oportunidad de cada serie se determinará EL(LOS) AGENTE(S) DE COLOCACION respectivo(s) y constará en el aviso de prensa correspondiente.

1.7 Intereses o Rendimiento:

Las respectivas tasas de interés y el rendimiento efectivo proporcionado por las mismas se determinarán en el momento de la colocación inicial de cada una de las series y constará en el respectivo Título Único y notificado a través del aviso de prensa de oferta publica correspondiente.

1.8 Custodia de los Títulos:

Cada una de las series que se emitan en base a esta autorización estará conformada por un Título Único por el monto total de la serie efectivamente colocado, el cual permanecerá en custodia de Venezolano de Crédito, S. A. Banco Universal, quien emitirá Certificados de Custodia Negociables igual al número de inversionistas que posea cada serie.

1.9 Representante Común de los Tenedores de Papeles Comerciales:

La Junta Directiva de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en su reunión de fecha 29 de julio de 2.005, acordó la designación del Venezolano de Crédito, S.A. Banco Universal, como Representante Común de los Tenedores de Papeles Comerciales, tal designación fue aprobada por la Comisión Nacional de Valores el XXX de XXXXX de 2005, bajo el Nº XXXXX.

1.10 Mercado Secundario:

Dentro de los veinte (20) días siguientes a la fecha en que haya concluido el proceso de colocación primaria de cada serie, podrá solicitar la inscripción del Título Único o de los Títulos que conforman la misma en la Bolsa de Valores de Caracas, C.A.

1.11 Pago de los Títulos:

Los títulos que componen cada serie serán pagados a su vencimiento por Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en la Av. Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

1.12 Uso de los Fondos:

Los fondos provenientes de la colocación de la presente emisión de Papeles Comerciales, se destinarán a cubrir las necesidades de Capital de Trabajo, entendiéndose como tal, a la diferencia entre las Cuentas por Cobrar más los inventarios menos las Cuentas por Pagar. Esta diferencia normalmente se origina por el desfase existente entre las compras de materias primas, su procesamiento y transformación en productos terminados, la venta del producto y posteriormente su cobranza.

1.13 Calificación de Riesgos:

En cumplimiento con lo establecido en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, a continuación se indican los resultados del proceso de calificación de riesgo de los papeles comerciales que integran la presente oferta pública:

- CLASIFICADORES ASOCIADOS S & S, SOCIEDAD CALIFICADORA DE RIESGO, C.A.

"La Junta Calificadora le otorga a la presente emisión la categoría **X**, sub- categoría **XX**."

- CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.

"La Junta Calificadora le otorga a la presente emisión la categoría **X**, sub- categoría **XX**."

Estos dictámenes no implican la recomendación para comprar, vender o mantener los títulos valores calificados, ni implica una garantía de pago del título. Son unas valuaciones sobre la probabilidad de que el capital del mismo y sus rendimientos sean cancelados oportunamente.

2. INFORMACION SOBRE LA SOCIEDAD EMISORA.

2.1 Nombre, Actividad Principal, Domicilio y Duración:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una compañía de las estipuladas en el Código de Comercio. Tiene su domicilio en la ciudad de Caracas, y de acuerdo a lo establecido en la cláusula Nº 2 de sus estatutos, podrá establecer plantas, fábricas, agencias o sucursales donde la Junta Directiva de la Sociedad lo creyera necesario o conveniente. La duración de la compañía es hasta el 31 de diciembre del año dos mil cincuenta y uno (2051), de acuerdo a lo resuelto por la Asamblea General Ordinaria de Accionistas, celebrada el 22 de abril de 1994, cuya acta fue registrada en el Registro Mercantil Primero de Circunscripción Judicial del Distrito Federal y Estado Miranda en fecha 24 de mayo de 1994, bajo el Nº 24 Tomo 55 - A Pro.

Objeto Social

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. conforme a lo dispuesto en la cláusula Nº 1 de sus estatutos, es una sociedad por Acciones que tiene por objeto fundamental la fabricación de pulpa de papel, de papel y la manufactura de todo género de artículos de papel, en especial, sacos y bolsas de toda especie, impresos o no; y, en general, la industrialización del papel de la manera más amplia. Podrá igualmente emprender, tomar parte en cualquier forma o adquirir acciones de otras empresas, que tengan o no, conexión con los objetos fundamentales de la sociedad; celebrar todo género de contratos, aún cuando no tengan relación con la fabricación de papel, su industrialización y manufactura, adquirir o recibir por cualquier título todo género de bienes muebles o inmuebles y valores de cualquier naturaleza, enajenarlos y gravarlos.

Dirección de Manufacturas de Papel, C.A. (MANPA) S.A.C.A.:

Oficinas de Caracas:

Av. Francisco de Miranda con esquina El Parque, Torre Country Club. Piso 11, Chacaito. Caracas.

Teléfonos: (0212) 901 23 35 Fax: (0212) 901 23 17

Plantas:

<u>División Molino I.E.E. y División F.C.R.R</u>:

Avenida Aragua, Maracay, Estado Aragua.

Teléfono: (0243) 240 11 15 – 240 11 16 – 240 10 90 Fax: (0243) 240 10 33

<u>División Molino Higiénico</u>:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240 75 48 – 240 74 88 Fax: (0243) 272 39 02

<u>División Bolsas, División Sacos y División Productos Escolares y de Oficina</u>:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Estado Aragua.

Teléfono: (0243) 240.10.01 Fax: (0243) 234.58.56

2.2 Datos del Registro:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. fue fundada en 1950. El acta constitutiva y estatutos sociales de la compañía fueron inscritos en el Registro de Comercio llevado por el Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B (Expediente N° 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda el 14 de Julio de 1999, bajo el Nº 35, Tomo 141-A-Pro.

2.3 Personal Directivo y Ejecutivo:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. es administrada por una Junta Directiva compuesta por once (11) Miembros Principales y once (11) Suplentes, quienes duran dos (2) años en el ejercicio de sus funciones. La actual Junta Directiva fue elegida en la Asamblea General Ordinaria de Accionistas, celebrada el 23 de Abril de 2.004.

Directores Principales:

CARLOS DELFINO T. - Presidente de la Junta Directiva

Licenciado en Ciencias Administrativas, Segundo Vicepresidente de Corporación Industrial de Energía C.A., Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Director de C.A. Fábrica Nacional de Cementos, Director de Cementos Táchira, C.A., Presidente Ejecutivo de Inmuebles y Valores 231107, S.A., Ex-Presidente de la Junta Directiva de la Corporación Forestal Imataca, Ex-Director de Banex Mercado de Capitales, Ex-Presidente de la Junta Directiva de C.A. Fábrica Nacional de Cementos, Ex-Presidente de la Junta Directiva de C.A. Cementos Táchira y Ex-Presidente de la Asociación Venezolana de Productores de Cementos.

JUAN CARLOS CARPIO DELFINO - Director Principal

Licenciado en Administración, Presidente Ejecutivo de Agroindustrial y Agropecuaria Mandioca, C.A., Segundo Vice-Presidente de Inmuebles y Valores 231107, S.A. y Director de Corporación Industrial de Energía C.A.

ALFREDO EDUARDO TRAVIESO PASSIOS - Director Principal

Abogado egresado de la Universidad Católica Andrés Bello, con Post-Grado en la misma Universidad y en la Universidad de Michigan, Estados Unidos de América. Socio Principal del Escritorio Tinoco, Travieso, Planchart & Núñez; Presidente de Hamburg Süd de Venezuela, C.A. y del Grupo Emboca, C.A.; Director Principal de las Juntas Directivas de Mercantil Servicios Financieros, C.A. y del Banco Mercantil, C.A. (Banco Universal), Commercebank Holding Corp., Corporación Industrial de Energía, C.A., Centro Comercial Judibana, C. Hellmund & Cía, Tapas Corona, S.A., Ars Publicidad, C.A., Venamcham; Presidente de la Asociación Venezolana de Derecho Financiero y; Miembro de la Asociación Venezolana de Derecho Tributario, del Internacional Bar Association y del International Academy State & Trust.

ALFREDO GOMEZ RUIZ - Director Principal (+)

Licenciado en Finanzas y Banca, Director Principal de Corporación Industrial de Energía, C.A., S.A.C.A., Presidente de Distribuidora Universal KIA, Presidente de Bavariam Motors, C.A., Director de Bolívar Banco Universal, Director de Transporte de Valores Transban, Director de la Cámara de Compensaciones de Opciones y Futuros de Venezuela, C.A. (CACOFV), Director de la Fundación Carlos Delfino, Director de Organización Axxa, C.A., Director de BBO Servicios Financieros, Director de BBO Casa de Bolsa, Miembro Ejecutivo del Fondo de Valores Inmobiliarios, Ex-Presidente del Banco de Inversión Bancaracas, Ex-Director del Banco Caracas, Ex-Director del Consorcio Inversionista Bancaracas, Ex-Director del Banco Mercantil, C.A., S.A.C.A. y Ex-Director del Consorcio Inversionista Mercantil (CIMA), C.A., S.A.C.A.

ARNALDO AÑEZ DELFINO - Director Principal

Licenciado en Ciencias Administrativas, Director Gerente de Proyectos y Realización de Empresas, C.A., Director Asesor de Empresas Inmobiliarias, Ex-Asistente a la Gerencia de Planta Control de Costos de la C.A. Fábrica de Papel de Maracay y Ex-Director de Corporación Industrial de Energía C.A.

ELENA DELFINO P.- Director Principal

Abogado, Director Suplente de Corporación Industrial de Energía C.A., Ex-Director de Corporación Forestal Imataca C.A. y Ex-Director de Aserradero Venwood C.A.,

ALICIA MARIELA PAPARONI M. - Director Principal

Médico Cirujano con especialidad en Pediatría y Director de Corporación Industrial de Energía, C.A.

CARLOS HENRIQUE PAPARONI - Segundo Vicepresidente de la Junta Directiva

Abogado, Presidente de la Junta Directiva de Inmuebles y Valores 231107, S.A. y Director de Corporación Industrial de Energía C.A.

NELSON ISAMIT – Director Principal

Ingeniero Industrial, Analista de Control Estadístico, Post-Grado en el Instituto Tecnológico y de Estudios Superiores de Monterrey (México), Ex-Gerente de Planta en Autopartes Nacionales (Autoparna) (1983-2003) y Director Principal de Corporación Industrial de Energía, C.A.

CELESTINO MARTINEZ P. - Primer Vicepresidente de la Junta Directiva

Ingeniero Civil, Master en Ingeniería Civil, Master en Ingeniería Industrial, PHD-Stanford en Ingeniería Industrial, Presidente Ejecutivo y Director de Corporación Industrial de Energía C.A., Primer Vice-Presidente de Inmuebles y Valores 231107, S.A., Director de C.A. Fábrica Nacional de Cementos, Director de Cementos Táchira, C.A., Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A. y Director Principal de Turbogeneradores de Venezuela, C.A.,

JULIO BUSTAMANTE - Director Principal

Director, Promotor y Accionista de Agropecuaria Dos Caminos, C.A., de Grupo Las Plumas, de Althogar, C.A., Promotor y Director de la Fundación Museo Nacional de la Agricultura, Director de Corporación Industrial de Energía C.A., Director Principal de Inmuebles y Valores 231107 S.A., Promotor del Centro de Estudios Los Caminos, Director de Arrocera Piedras Blancas, C.A., Ex-Presidente y Miembro de la Directiva de la Sociedad de Ganaderos de Portuguesa y Ex–Director de la Federación Nacional de Ganaderos de Venezuela.

Directores Suplentes:

ALBERTO DELFINO T - Director Suplente

Licenciado en Administración y Mercadeo, Director Suplente de Corporación Industrial de Energía C.A. y Director Suplente de Inmuebles y Valores 231107, S.A.

RICARDO DELFINO M - Director Suplente

Licenciado en Administración, Presidente Ejecutivo de Cement Express, C.A., de Transporte 2993, C.A. y Transporte Transbk, C.A., Director Suplente de Corporación Industrial de Energía C.A. y Director Suplente de Inmuebles y Valores 231107, S.A.

ARMANDO MARTINEZ M. – Director Suplente

Ingeniero Civil, Master Operations Research- Cornell, Master Decisions Analisys-Stanford, PHD Enginering Management-Stanford, Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Gerente General de Soltuca, Director de Corporación Industrial de Energía, C.A. y de empresas industriales.

GUILLERMO SALAS DELFINO - Director Suplente

Licenciado en Física, Post-Grado en Física, Ex-Director de Corporación Industrial de Energía C.A., Promotor y Constructor de varios desarrollos inmobiliarios (Desarrollo Turístico Puinare, C.A. y Construcciones Rhone, C.A.)

MIGUEL ENRIQUE CARPIO DELFINO - Director Suplente

Arquitecto, Fundador del Instituto de Arquitectura Urbana, Miembro del Consejo Directivo del Instituto de Arquitectura Urbana, Miembro Suplente de la Junta Directiva del Banco Exterior, C.A., Miembro de la Junta Directiva de la Fundación de la Vivienda Popular, Ex-Director de Corporación Industrial de Energía C.A. y Ex-Profesor de la Universidad Simón Bolívar.

CARLOS SOTO RIVERA - Director Suplente

Médico Radiólogo, Director del Hospital de Clínicas Caracas, Director de Inmuebles y Valores 231107, S.A. y Ex-Primer Vicepresidente de Corporación Industrial de Energía C.A.

ALEJANDRO DELFINO T - Director Suplente

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A, Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A., Director Principal de Turbogeneradores de Venezuela, C.A., Ex -Director de la Cámara de Industriales de Caracas y Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

FERNANDO PAPARONI M - Director Suplente

Arquitecto y Corredor de Seguros, Director Suplente de Turboven Company, Director Suplente de Turbogeneradores Maracay, C.A., Director Suplente de Turbogeneradores de Venezuela, C.A., Director Gerente General de Constructora Tramontana, C.A., Director Gerente de Promociones Cateto, S.A., Director Gerente de Inmobiliaria Ara, S.A., Director Gerente de Inversiones 9861680, C.A., Director Gerente Inversiones Veiqueve, S.A., Presidente de Representaciones Cats 2000, C.A., Director Suplente de Corporación Industrial de Energía, C.A., S.A.C.A., Director de Inmuebles y Valores 231107, S.A., Director de la Fundación Carlos Delfino, Ex-Vicepresidente de Adriática de Seguros, C.A., Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Ex–Presidente de Inmobiliaria Driavena, C.A., Ex-Gerente General de C.A. Fábrica de Papel de Maracay y Ex–Miembro de la Junta Interventora de Corimón.

FERNANDO MICALE S. – Director Suplente

Arquitecto, Director de Corporación Industrial de Energía C.A., Director de Inmuebles y Valores 231107, S.A., Profesor de Taller de Diseño de Arquitectura y Tutoría de Tesis de la Universidad Simón Bolívar.

GUSTAVO PAPARONI SÁNCHEZ- Director Suplente

Administrador de Empresas, Director Constructora Tramontana, C.A., Director de Promociones Cateto, S.A., Director de Inmobiliaria Ara, S.A., Director Inversiones Veiqueve, S.A., Vice-Presidente de Representaciones Cats 2000, C.A., Director del Grupo Triveca, Director del Grupo Mandarín 18, C.A., Director Suplente de Inmuebles y Valores 231107, S.A. y Director Suplente de Corporación Industrial de Energía, C.A., S.A.C.A.

ANGEL JESUS RAMIREZ ORTIZ- Director Suplente

Abogado, Ex-Director de la C.A. Fábrica Nacional de Cementos, Ex-Director Suplente de C.A. Cementos Táchira, Ex-Director de Turbogeneradores Venezuela, C.A., Ex-Director Suplente de Turbogeneradores Maracay, C.A., Ex-Presidente de la Asociación Venezolana de Productores de Cemento (AVPC), Ex-Director de Corporación Industrial de Energía C.A. y Director de Empresas Industriales y Financieras.

Personal Ejecutivo:

ALEJANDRO DELFINO T- Presidente Ejecutivo.

Licenciado en Administración de Negocios, Presidente Ejecutivo de Manufacturas de Papel, C.A (MANPA) S.A.C.A., Director Suplente de Corporación Industrial de Energía C.A, Director Principal de Turboven Company, Director Principal de Turbogeneradores Maracay, C.A., Director Principal de Turbogeneradores de Venezuela, C.A., Ex -Director de la Cámara de Industriales de Caracas y Ex-Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA- Vicepresidente División Corporativa de Finanzas.

Licenciado en Administración de Negocios, Master en Administración de Negocios, Certified Management Account (CMA) y Certified Financial Management (CFM), Ex - Director de Turboven Company Inc., Ex - Director de la Cámara de Industriales del Estado Aragua y miembro de la Comisión de Economía de esa institución, Ex - Presidente del Instituto Venezolano de Ejecutivos de Finanzas, Consejero de la Bolsa de Valores de Caracas.

EDUARDO LARRAZABAL- Vicepresidente División Molino I.E.E. y División Conversión

Licenciado en Administración de Empresas, Vicepresidente de la Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA), Ex-Presidente de FEDECAMARAS Aragua, 1er Vicepresidente del Consejo Venezolano Industrial, Ex Segundo Vicepresidente del Consejo Venezolano de la Industria (CONINDUSTRIA), Ex-Presidente / Director de la Cámara de Industriales del Estado Aragua, Presidente de la Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA), Presidente Honorario de la Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

EGBERT DITTMER- Vicepresidente División Higiénicos.

Licenciado en Administración de Negocios, Ex - Presidente de la Cámara de Industriales del Estado Aragua, Ex-Vicepresidente del Consejo Nacional de la Industria (CONINDUSTRIA), Ex-Presidente y actualmente Director de la Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Director de la Cámara de Industriales de Caracas.

RICARDO VOLPE – Vicepresidente Legal

Abogado, ex asesor de empresas del sector privado en las áreas de exportación, banca, contratación y ejecución de obras, regímenes civiles y mercantiles, ex asesor de procesos de concesiones y privatizaciones, ex consultor gerencial y organizacional para empresas privadas y públicas.

2.4 Comisarios y Auditores Externos:

Comisarios Principales:

JACOBO COHEN	C. Adm. Nº 12.915
CLAUDIA VALENCIA	C. Adm. Nº 35.909

Comisarios Suplentes:

JACQUELINE SUBERO	C. Adm. Nº 11.437
ISABEL QUINTERO	C. P. C. Nº 15.197

Auditores Externos:

LARA MARAMBIO & ASOCIADOS
Representantes en Venezuela de DELOITTE & TOUCHE

2.5 Principales Accionistas:

A continuación se presenta la composición accionaría actual de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Al 30 de Junio de 2005.

Accionistas	Participación
Natscumco (J-303087116)	34,77%
Claridge, L.T.D.(J-303120792)	15,25%
Milanasa, Corp.(J-308476072)	7,38%
Brown Brothers Harriman & Co.(J-30885844)	6,10%
C.V.V. Caja Venezolana de Valores(J-300187934)	5,52%
Inversiones 85735, LTD(J-306225129)	4,42%
Fundación Carlos Delfino(J-00163956-0)	4,38%
Otros (*)	22,15%
TOTAL	100,00%

(*) Accionistas que individualmente poseen menos de 4%.

2.6 Compañías Filiales y Afiliadas:

Nombre de la Empresa:	VENCARIBBEAN PAPER PRODUCTS, LTD.
Fecha de Constitución:	04 de Junio de 1.996
Ubicación:	Aranguez, Trinidad, W.I.
Capital Suscrito y Pagado:	TT$ 50.000,oo
Participación:	100%
Actividad:	Conversión y comercialización de Papel Higiénico.

Nombre de la Empresa:	SIMCO RECYCLING CORPORATION.
Fecha de Constitución:	31 de Julio de 1.981
Fecha de Adquisición:	17 de Mayo de 1.996
Ubicación:	Miami, Florida
Capital Suscrito y Pagado:	US$ 5.000,oo
Participación:	50%
Actividad:	Recolección y procesamiento de Fibra Secundaria.

MANPA

Nombre de la Empresa:	MANUFACTURAS DE PAPEL DE CENTRO-AMERICA, MANPA, S.A.
Fecha de Constitución:	14 de Agosto de 1.998
Ubicación:	San José, Costa Rica.
Capital Suscrito y Pagado:	US$ 3.547.268,00
Participación:	50,00%
Actividad:	Manufactura y Comercialización de todo género de artículos de Papel, en especial Productos Higiénicos, Escolares, Empaques, Artículos de Oficina, Bolsas y otros productos complementarios.

2.7 Capital Social:

El 18 de Abril de 1996, en **Asamblea General Ordinaria de Accionistas, se acordó aumentar** el capital social de la compañía de la cantidad de Siete Mil Seiscientos cuarenta y Seis Millones Seiscientos Noventa y Ocho Mil Ochenta Bolívares (Bs. 7.646.698.080,oo) a la cantidad de Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares (Bs. 11.470.047.120,oo) mediante la emisión de Trescientas Ochenta y Dos Millones Trescientas Treinta y Cuatro Mil Novecientas Cuatro (382.334.904) nuevas acciones, con un valor nominal de Diez Bolívares (Bs. 10,oo) cada una, por un monto total de Tres Mil Ochocientos Veinte y Tres Millones Trescientos Cuarenta y Nueve Mil Cuarenta Bolívares (Bs. 3.823.349.040,oo), las cuales se pagaron como dividendo con cargo a las cuentas "Utilidades no Distribuidas" al 31 de Diciembre de 1995 y "Prima Pagada en Exceso del Valor Nominal". Dicho aumento de capital fue autorizado por la Comisión Nacional de Valores, según Resolución Nº 105-96 del 8 de Mayo de 1996.

Adicionalmente, se decidió continuar actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.) estableciendo el capital autorizado en la cantidad de Veinte y Dos Mil

Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,00), en cumplimiento de lo acordado en dicha Asamblea General Ordinaria de Accionistas; conforme a la Resolución Nº 106-96 del 8 de Mayo de 1996 de la Comisión Nacional de Valores.

El 25 de Noviembre de 1996, la Junta Directiva acordó aumentar el capital de la compañía en Once Mil Cuatrocientos Setenta Millones Cuarenta y Siete Mil Ciento Veinte Bolívares

(Bs. 11.470.047.120,00), mediante la emisión de Un Mil Ciento Cuarenta y Siete Millones Cuatro Mil Setecientas Doce (1.147.004.712) nuevas acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,00) cada una, con cargo a la cuenta "Saldo Neto Actualizado para Uso Único de Futuros Aumentos de Capital", con lo cual el capital suscrito y pagado de la compañía alcanza la cantidad de Veinte y Dos Mil Novecientos Cuarenta Millones Noventa y Cuatro Mil Doscientos Cuarenta Bolívares (Bs. 22.940.094.240,00) representado en Dos Mil Doscientos Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinte y Cuatro (2.294.009.424) acciones comunes nominativas, con un valor nominal de Diez Bolívares (Bs. 10,00) cada una, totalmente pagadas y suscritas, las cuales confieren a los accionistas iguales derechos; según Resolución Nº 367-96 adoptada por la Comisión Nacional de Valores el 20 de Diciembre de 1996.

En virtud de que la Compañía perdió su condición de S.A.C.A. como consecuencia del decreto de dividendo en acciones acordado por la Junta Directiva en su reunión del 25 de Noviembre de 1996, la Junta Directiva propuso a la Asamblea celebrada el 25 de Abril de 1997 adoptar nuevamente la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.), ubicando así el capital autorizado en la suma de cuarenta y Cinco Mil Ochocientos Ochenta Millones Ciento Ochenta y Ocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,00), según Resolución Nº 134-97 del 14 de Mayo de 1997 de la Comisión Nacional de Valores.

Transcurridos dos años a partir de 1997, la Compañía perdía su condición de S.A.C.A. por lo cual la Asamblea General Ordinaria de Accionistas celebrada el 26 de Abril de 1999, acordó continuar bajo la modalidad de S.A.C.A. con un Capital Autorizado de Bs. 45.880.188.480,00.

2.8 Fundación y Evolución Histórica:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., fue fundada el 31 de marzo de 1950 por Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury y Ladislao Caballero. La producción estaba orientada a la fabricación de sacos multipliegos destinados a cubrir las necesidades de C.A. FABRICA NACIONAL DE CEMENTOS. También se incursionó en la fabricación de bolsas para todo uso en el comercio y la industria en general. Ambas plantas comenzaron operando en el mismo galpón, que estaba ubicado en Los Cortijos de Lourdes.

En 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. empieza una etapa de expansión e integración vertical. El objetivo era producir el papel requerido por la empresa para llevar a cabo su producción de sacos y bolsas, disminuyendo así la dependencia de la materia prima importada. Esto se logra con la adquisición y puesta en marcha de dos máquinas papeleras con una capacidad de 50 mil toneladas métricas anuales destinadas a la producción de papel Kraft brillante por una sola cara, el cual se utiliza en la fabricación de bolsas y papel Kraft de resistencia con caras opacas, utilizado especialmente para la fabricación de sacos multipliegos y de embalaje.

En 1972, conjuntamente con C.A. FABRICA DE PAPEL DE MARACAY, se crea la denominada COOPERATIVA GUAYAMURE con el objeto de desarrollar plantaciones industriales de pino Caribe, para así obtener materia prima y reducir importaciones. Dos años más tarde se funda la CORPORACION FORESTAL IMATACA C.A. para desarrollar un proyecto similar en terrenos ubicados al sur del Estado Monagas.

El proyecto de la COOPERATIVA GUAYAMURE se ubicó en tierras de características aparentemente poco aptas para la siembra. Sin embargo, mediante avanzados procesos técnicos y científicos, este esfuerzo fue dando buenos resultados, por lo que el Estado Venezolano decide apoyar esta iniciativa, constituyéndose en el año 1976 la CORPORACION FORESTAL GUAYAMURE, C.A.

También, en 1976 pone en marcha la tercera máquina papelera, con una capacidad de producción de 50 mil toneladas métricas, destinada a la producción de cartulinas y papeles finos de imprimir y escribir.

En 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. adquiere la empresa CAHIZ HERMANOS & CO. SUCESORES, C.A., que posteriormente se denominaría CORPORACION INDUSTRIAL ALPES, S.A., incorporando una nueva línea de productos de consumo masivo: cuadernos, libretas y útiles escolares de marca ALPES. Por otra parte se establece una cadena de distribución nacional.

En 1991, incursiona en el mercado de Formas Continuas con la línea de producción Alpes Form, y a finales de este mismo año con motivo de la apertura comercial de los países integrantes del Pacto Andino, se da inicio a una política agresiva de exportaciones, estableciendo como objetivo inicial el mercado colombiano.

En 1.992 como parte de la estrategia de las empresas pertenecientes al sector forestal dirigida a aumentar la explotación comercial de los bosques, se constituye una nueva compañía: ASERRADERO VENWOOD, C.A., filial de CORPORACION FORESTAL IMATACA. Este aserradero inició sus operaciones durante el primer trimestre de 1994.

Por autorización de la Comisión Nacional de Valores, otorgada por Resolución número 209-92 del 06 de mayo de 1992, se convierte en Sociedad Anónima de Capital Autorizado, modificando su denominación a MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

En Diciembre de 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A., adquiere la totalidad de las acciones de C.A. FABRICA DE PAPEL DE MARACAY, aumentando así el potencial económico de desarrollo del Sector Papel. La integración de sus operaciones, fue el resultado de la estrecha coordinación gerencial que se había venido realizando entre ambas empresas desde finales de 1991.

El 09 de Septiembre de 1994, en Asamblea General Extraordinaria se autoriza el cambio de valor nominal de las acciones de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. de Bs. 100,00 a Bs. 10,00 por acción. Adicionalmente se incrementó el monto de Capital Autorizado a Bs. 10.461.354.400,00.

Con el fin de suministrar un servicio eléctrico estable y a costos competitivos, para satisfacer las necesidades del sector industrial, en 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., firmó un acuerdo de asociación con Community Energy Alternative (CEA), filial de Public Service Enterprise Group (PSEG), una de las más grandes corporaciones de gas y electricidad de los Estados Unidos de América, con más de 90 años de experiencia y una capacidad de generación eléctrica de 12 mil megavatios a nivel mundial. Esta asociación dio paso a Turbogeneradores de Venezuela, C.A., empresa en la que Manufacturas de Papel, C.A. (MANPA) S.A.C.A. comparte el capital accionario con Community Energy Alternative (CEA).

En Mayo de 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolida su estrategia de producción orientada al uso de papel reciclado, con la adquisición del 50% de las acciones

de SIMCO Recycling Corporation, el principal proveedor de fibras secundarias de la corporación.

Asimismo, y con el propósito de afianzar la presencia en el mercado internacional, en Junio de 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. compra la totalidad de los activos de la empresa Trinidad Paper Products, LTD - ahora denominada Vencaribbean Paper Products -, para la conversión y comercialización de papel higiénico. Con esta adquisición se colocarán 4.000 TM anuales en el mercado de exportación, especialmente en países miembros del Caricom.

Por otra parte, cabe destacar el ingreso de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. en el mercado financiero internacional a través del establecimiento de un Programa de Certificados Americanos de Depósitos de Acciones (American Depositary Receipt, ADR´s) en su Nivel I. La cotización de dichos títulos en el mercado norteamericano se inició el 12 de Junio de 1996.

La Asamblea General Extraordinaria de Accionistas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. celebrada el 23 de Julio de 1997, aprobó la fusión de la compañía con algunas de sus empresas filiales (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel de Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. e Inversiones TCC13, C.A.), mediante la cual MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbió los activos y pasivos de las mencionadas filiales, las cuales dejaron de existir formalmente el 27 de Diciembre de 1.997 una vez cumplidos los requisitos legales, esto es transcurrido los tres meses desde la publicación de las Asambleas de Accionistas que acordaron dicha fusión, lo que tuvo lugar el 26 de Septiembre de 1.997.

En 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. incursionó en un nuevo segmento del mercado como es la producción de empaques plegadizos para la elaboración de carpetas, estuches de comida rápida, etc., así como también, se optimizó el proceso productivo de resmillas personalizadas, cuadernos engrapados y cuadernos de doble espiral.

En el segundo semestre de 1.998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. continuando con su estrategia de expansión geográfica, iniciada en Trinidad y Miami, pero ahora dirigida hacia el mercado Centroamericano, creó Manufacturas de Papel de Centroamérica, MANPA, S.A., a través de una nueva asociación con la empresa costarricense Toycos. Con esta operación la empresa contará con un centro de distribución para toda Centroamérica, lo cual arroja una proyección en las ventas por el orden de US$ 20.000.000 en los próximos tres años.

Para el 01 de Septiembre de 1998, la Junta Directiva de Manufacturas de Papel C.A. (MANPA) S.A.C.A. decidió separar de su objeto social el proyecto de generación eléctrica, constituyendo la sociedad mercantil Corporación Industrial de Energía, C.A. Asimismo, Manpa decretó un dividendo extraordinario en especie de 1.372.309.209 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. a sus accionistas, a razón de 16,75 acciones comunes nominativas Clase A de Corporación Industrial de Energía, C.A. por cada 28 acciones de Manpa en tenencia.

Con aportes de Inmuebles, en el año 2000 Manufacturas de Papel C.A. (MANPA) S.A.C.A. constituye la filial Inmuebles 310350.

Durante el año 2001 Manufacturas de Papel C.A. (MANPA) S.A.C.A. aporto la mayoría de sus inversiones al Costo y ciertas Cuenta por Cobrar.

En el año 2.001 se efectuó la venta de la División Forestal con el objeto de consolidar y enfocar todos los recursos en el negocio de fabricación y comercialización de papel, el cual siempre fue su principal actividad.

Para el año 2003 como estrategia de reducción de Costos se muda la Planta de Productos Escolares y de Oficina de Valencia hacia la zona Industrial la Hamaca ubicada en Maracay.

2.9 Posición de la Empresa en el Mercado:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participa en el mercado de productos intermedios de papel, en los segmentos "Higiénicos", "Envases y Embalajes" e "Imprimir y Escribir". En el primero, su principal competidor es Papeles Venezolanos, C.A., y en los dos últimos rubros, sus principales competidores son INVEPAL y Papeles Venezolanos, C.A.:

	Año 2004	Año 2003
HIGIENICOS	37,71%	35,80%
ENVASES – EMBALAJES (1)	48,71%	56,99%
IMPRIMIR – ESCRIBIR (1)	66,07%	57,97%

(1) Incluye Importaciones

FUENTE: Datos Information Resources y Cálculos Propios

2.10 Beneficio Social de la Emisión:

Los recursos provenientes de la emisión estarán destinados a capital de trabajo con el objeto de producir bienes o agregar valor a los equipos de producción, lo cual deberá impactar a corto, mediano o largo plazo en beneficios laborales, tales como conservación o generación de puestos de trabajo en el interior del país.

2.11 Evolución del Capital Social:

A continuación se presenta la evolución del capital social:

Año	Variación Bs.	Capital Bs.	Origen	Datos de Registro Fecha	Nº	Tomo
1950	0	3,500,000	Aporte Inicial	31/03/50	379	1 - B
1959	3,500,000	7,000,000	Capitalización de Utilidades	27/02/59	50	6 - B
1959	18,000,000	25,000,000	Aporte de Capital	15/09/59	33	31 - A
1963	10,000,000	35,000,000	Capitalización de Utilidades	14/04/61	83	5 – A
1965	10,000,000	45,000,000	Capitalización de Utilidades	23/09/65	23	43 – A
1974	30,000,000	75,000,000	Capitalización de Utilidades	29/09/70	54	104 – A
1976	25,000,000	100,000,000	Capitalización de Utilidades	10/12/76	112	102 – A
1981	40,000,000	140,000,000	Capitalización de Utilidades	17/04/78	18	57 – A
1984	35,000,000	175,000,000	Capitalización de Utilidades	15/05/81	145	42 – A
1985	75,000,000	250,000,000	Capitalización de Utilidades	10/06/83	121	58 – A
1987	125,000,000	375,000,000	Capitalización de Utilidades	3/06/83	28	114 – A
1988	125,000,000	500,000,000	Capitalización de Utilidades	18/09/87	56	76 – A
1989	100,000,000	600,000,000	Capitalización de Utilidades	9/01/90	32	23 – A
1991	400,000,000	1,000,000,000	Capitalización de Utilidades	1/02/91	69	43 – A
1992	700,000,000	1,700,000,000	Capitalización de Utilidades	4/05/92	31	52 – A
1992	743,750,000	2,443,750,000	Capitalización de Utilidades	10/08/92	5	33 - A Pro
1992	964.548.000	3.408.298.000	Oferta de los accionistas de C.A., Fábrica de Papel de Maracay de adquirir una acción de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Por una de C.A. Fábrica de Papel De Maracay.	08/02/93	33	43 - A Pro
1993	30.000.000	3.438.298.000	Aumento de Capital Suscrito y Pagado por Vencred, S.A.	28/07/93	47	43-A Pro
1994	37.416.700	3.475.714.700	Aumento de Capital Suscrito y Pagado por la Corporación Andina de Fomento.	17/03/94	15	65-A Pro
1994	6.203.400	3.481.918.100	Aumento de Capital Suscrito y Pagado por Frederik Holdings Inc.	17/05/94	21	59-A Pro
199	1.743.559.100	5.230.677.200	Capitalización de Utilidades	22/08/94	15	56-A-Pro
1994	0	5.230.677.200	Cambio del Valor Nominal de las acciones de Bs. 100 a Bs. 10 por acción	18/10/94	57	117-A-Pro
1995	231.250.000	5.461.927.200	Oferta Publica de Acciones según resolución de la Comisión Nacional Valores	07/04/95	27	98-A-Pro
1995	2.184.770.880	7.646.698.080	Emisión de 218.477.088 nuevas acciones comunes, nominativas, con valor nominal de 10 Bs. por acción.	29/08/95	60	269-A-Pro
1996	3.823.349.040	11.470.047.120	Prima pagada en exceso del valor nominal por Bs. 100.970.660. Utilidades no distribuidas al 31/12/95 por Bs. 3.722.378.380.	21/05/96	10	125-A-Pro
1996	11.470.047.120	22.940.094.240	Emisión de 1.147.004.712 nuevas acciones comunes nominativas, con un valor nominal de Bs. 10,oo por acción.	27/12/96	15	361-A-Pro

Fuente: MANUFACTURAS DE PAPEL, C.A., (MANPA) S.A.C.A.

3.1. Estados Financieros Consolidados Auditados por Contadores Públicos Independientes al 31 de Diciembre de 2004 y 2003.

Deloitte.

Lara Marambio & Asociados
Torre Venezuela, Piso 3, Oficinas 3A y D,
Avda. Bolívar Norte, Urb. La Alegría,
Apartado 3647, Valencia 2002
Estado Carabobo - Venezuela

Tel: (58-41) 824 27 90
824 26 57
Fax: (58-41) 823 41 19
www.deloitte.com/ve

DICTAMEN DE LOS CONTADORES PUBLICOS INDEPENDIENTES

A los Accionistas y Junta Directiva de
Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Hemos efectuado las auditorias de los balances generales consolidados de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2004 y 2003, y de los estados consolidados conexos de resultados, de movimiento en las cuentas de patrimonio y de flujos de efectivo por los años terminados en esas fechas, que se acompañan, expresados en bolívares constantes. La preparación de dichos estados financieros es responsabilidad de la gerencia de la Compañía. Nuestra responsabilidad es emitir una opinión sobre esos estados financieros con base en nuestras auditorias.

Efectuamos nuestras auditorias de acuerdo con las normas de auditoria de aceptación general en Venezuela. Esas normas requieren que planifiquemos y realicemos la auditoria para obtener una seguridad razonable sobre si los estados financieros están exentos de errores significativos. Una auditoria incluye el examen, basado en pruebas selectivas, de evidencia que respalda los montos y revelaciones en los estados financieros. También, una auditoria incluye la evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la gerencia, así como la evaluación de la completa presentación de los estados financieros. Consideramos que nuestras auditorias proporcionan una base razonable para sustentar nuestra opinión.

La Compañía está sujeta al control de la Comisión Nacional de Valores, por lo que sus estados financieros se presentan de conformidad con las normas para la elaboración de estados financieros establecidas por dicha Comisión. Las diferencias principales aplicables a la Compañía, entre las normas antes mencionadas y los principios de contabilidad de aceptación general en Venezuela, se explican en la Nota 1 a los estados financieros consolidados.

En nuestra opinión, los estados financieros consolidados antes mencionados presentan razonablemente, en todos sus aspectos substanciales, la situación financiera de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales** al 31 de diciembre de 2004 y 2003, y los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de conformidad con las normas para la elaboración de estados financieros de las entidades sometidas al control de la Comisión Nacional de Valores.

Nuestras auditorías se efectuaron con el propósito de expresar una opinión sobre los estados financieros consolidados en bolívares constantes de **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y Filiales,** tomados en su conjunto. En las páginas 26 a 29 se incluyen, para fines de información complementaria, los estados financieros consolidados en bolívares históricos al 31 de diciembre de 2004 y 2003, cuya base de presentación difiere de aquella requerida por los principios de contabilidad de aceptación general en Venezuela, cumpliendo así con las disposiciones emitidas por la Comisión Nacional de Valores. Esta información complementaria es responsabilidad de la gerencia de la Compañía. Dichos estados financieros han sido objeto de los procedimientos de auditoría aplicados en las auditorías de los estados financieros consolidados en bolívares constantes y, en nuestra opinión, están presentados razonablemente, en todos sus aspectos substanciales, de conformidad con las bases de contabilidad descritas en la nota anexa a dicha información complementaria.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo
Contador Público
C.P.C. Nº 10.171
C.N.V. Nº S-796

Venezuela, 16 de febrero de 2004

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares)

	Notas	2004	2003
ACTIVO			
ACTIVO CIRCULANTE:			
Efectivo y equivalentes de efectivo	1, 17 y 18	23,142,558	16,287,436
Inversiones temporales (Notas 1, 3 y 17)			
		23,142,558	16,287,436
Efectos y cuentas por cobrar - neto	3, 17 y 18	80,294,402	66,670,946
Anticipos a proveedores y otros	17	4,813,668	2,874,849
Crédito fiscal IVA, neto			
Inventarios - neto	1 y 4	42,434,480	56,610,506
Gastos pagados por anticipado		885,614	907,560
Otros activos circulantes – neto	1 y 5	10,325,755	8,789,714
Total activo circulante		**161,896,477**	**152,141,011**
INVENTARIO DE REPUESTOS A LARGO PLAZO	4	6,587,480	8,834,217
INVERSION EN AFILIADA - Neto	1 y 6	4,020,200	5,376,097
PROPIEDADES, PLANTA Y EQUIPOS - Neto	1 y 7	476,304,208	473,667,278
COSTOS DE PROYECTOS FORESTALES (Notas 1 y 9)			
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1 y 8	1,390,042	1,300,969
TOTAL		650,198,407	641,319,572
PASIVO, INTERESES MINORITARIOS Y PATRIMONIO			
PASIVO CIRCULANTE:			
Pagarés y sobregiros bancarios	9	12,800,000	12,657,441
Contratos de venta con arrendamiento posterior	10	561,914	-
Obligaciones y papeles comerciales	11	2,937,900	6,508,213
Documentos por pagar	17 y 20	2,486,040	1,457,311
Cuentas por pagar	12 y 17	36,238,540	49,729,481
Dividendos por pagar	15	4,145,728	6,172,573
Gastos acumulados por pagar		8,213,985	8,539,753
Impuestos por pagar	1 y 13	3,573,156	8,569,306
Impuesto sobre la renta diferido	1 y 13	6,750,000	-
Total pasivo circulante		77,707,263	93,634,078
PRESTAMOS A LARGO PLAZO	9 y 15		-
OBLIGACIONES EMITIDAS EN CIRCULACION	10		-
OTRAS CUENTAS POR PAGAR A LARGO PLAZO			
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD	1	9,691,114	8,589,773
OTROS PASIVOS Y CREDITOS DIFERIDOS		416,821	490,586
IMPUESTO SOBRE LA RENTA DIFERIDO			
Total pasivo		87,815,198	102,714,437
INTERESES MINORITARIOS		1,712,875	1,330,433
PATRIMONIO - Según estado financiero adjunto	1, 15 y 16	560,670,334	537,274,702
TOTAL		650,198,407	641,319,572

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares, excepto utilidad neta por acción)

	Notas	2004	2003
VENTAS NETAS	19	417,151,665	367,669,240
COSTOS Y GASTOS:			
Costo de ventas		290,986,976	239,809,915
Gastos de ventas		30,507,190	27,196,791
Gastos generales y administrativos		17,687,956	16,581,451
		339,182,122	283,588,157
UTILIDAD EN OPERACIONES		77,969,543	84,081,083
OTROS INGRESOS (EGRESOS):			
Pérdida en operaciones con títulos valores		(7,945,773)	(27,511,659)
Provisión para inversions		3,005,275	(4,181,121)
Pérdida neta en contrato de cobertura en moneda extranjera		(417,348)	(436,083)
Utilidad en venta de activos		47,023	108,668
Impuesto al débito bancario		(3,329,929)	(4,806,406)
Otros – neto		109,478	(6,133,648)
		(8,531,274)	(42,960,249)
(COSTO) INGRESO INTEGRAL DE FINANCIAMIENTO:			
Pérdida en desincorporación de filiales		-	-
Intereses gastos		(3,235,011)	(6,245,829)
Intereses sobre inversions temporales		466,638	470,231
Diferencias en cambio – neto		3,425,910	3,435,987
Resultado monetario del ejercicio (REME)	1 y 2	(2,866,206)	4,131,996
		(2,208,669)	1,792,385
UTILIDAD ANTES DE IMPUESTOS Y PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA E INTERESES MINORITARIOS		67,229,600	42,913,219
PROVISION PARA IMPUESTOS:			
Impuesto sobre la renta	13	16,165,082	10,967,499
Impuesto a los activos empresariales			-
		16,165,082	10,967,499
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA E INTERESES MINORITARIOS		51,064,518	31,945,720
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	1	(3,534,010)	(3,981,985)
UTILIDAD ANTES DE INTERESES MINORITARIOS		47,530,508	27,963,735
INTERESES MINORITARIOS		(382,442)	(263,839)
UTILIDAD ANTES DE PARTIDA EXTRAORDINARIA		47,148,066	27,699,896
PARTIDA EXTRAORDINARIA - Beneficio impositivo por traslado de pérdidas fiscales de años anteriores (Nota 12)		-	-
UTILIDAD NETA		47,148,066	27,699,896
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	1	20.55	12.07

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolivares)

			Utilidades retenidas				
	Capital social actualizado	Resultado acumulado por traducción de filial extranjera	Reserva legal	Saldo neto actualizado de utilidades retenidas	No distribuidas	Resultado por tenencia de activos no monetarios	Total patrimonio
SALDOS PREVIAMENTE REPORTADOS AL 31 DE DICIEMBRE DE 2002	138.392.080	109.610	13.839.207	237.687.216	30.692.237	165.331.025	586.051.375
Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior (Nota 1)	-	(17.644)	-	-	73.145	-	55.501
SALDOS INICIALES NETOS	138.392.080	91.966	13.839.207	237.687.216	30.765.382	165.331.025	586.106.876
Dividendos en efectivo (Nota 15)	-	-	-	-	(30.067.103)	-	(30.067.103)
Utilidad neta					27.699.896		27.699.896
Resultado acumulado por traducción de filial extranjera	-	(57.627)	-	-	-	-	(57.627)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	(46.407.340)	(46.407.340)
SALDOS AL 31 DE DICIEMBRE DE 2003	138.392.080	34.339	13.839.207	237.687.216	28.398.175	118.923.685	537.274.702
Dividendos en efectivo (Nota 15)	-	-	-	-	(27.273.818)	-	(27.273.818)
Utilidad neta	-	-	-	-	47.148.066	-	47.148.066
Resultado acumulado por traducción de filial extranjera	-	(121.463)	-	-	-	-	(121.463)
Resultado por tenencia de activos no monetarios	-	-	-	-	-	3.642.847	3.642.847
SALDOS AL 31 DE DICIEMBRE DE 2004	138.392.080	(87.124)	13.839.207	237.687.216	48.272.423	122.566.532	560.670.334

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
EN BOLIVARES CONSTANTES DEL 31 DE DICIEMBRE DE 2004
(Expresados en miles de bolívares)

	Notas	2004	2003
ACTIVIDADES OPERACIONALES:			
Utilidad neta		47,148,066	27,699,896
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:			
Participación de accionistas minoritarios - neto		382,442	263,839
Participación en resultados de filial y afiliada		3,534,010	3,981,985
Utilidad en venta de activos		(47,023)	(108,668)
Retiros y consumo de equipos y partes industriales		1,417,424	1,789,765
Provisión para inversiones		(3,005,275)	4,181,121
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada		824,053	824,053
Resultado monetario del ejercicio (REME)	2	2,866,206	(4,131,996)
Depreciación		17,451,499	17,694,324
Amortización de cargos diferidos		75,466	75,466
Cambios en activos y pasivos operacionales	2	(16,615,182)	(9,687,144)
Provisión para prestaciones de antigüedad, neto de pagos		2,663,164	1,541,966
Efectivo neto provisto por las actividades operacionales		56,694,850	44,124,607
ACTIVIDADES DE INVERSION:			
Compra de propiedades, planta y equipo		(17,920,103)	(3,420,456)
Venta de propiedades y equipos		104,120	782,324
Disminución en otros activos		(164,539)	(240,536)
Efectivo neto usado por las actividades de inversión		(17,980,522)	(2,878,668)
ACTIVIDADES DE FINANCIAMIENTO:			
Aumento neto en pagarés y sobregiros bancarios		2,337,221	3,762,131
Aumento neto en contratos de venta con arrendamiento posterior		602,439	-
Disminución neta en préstamos a largo plazo		-	(9,952,712)
(Disminución) aumento neto en obligaciones emitidas en circulación		(2,704,636)	1,065,756
Aumento (disminución) neta en documentos por pagar		1,354,418	(8,150,253)
Dividendos pagados		(29,300,663)	(30,067,103)
Efectivo neto usado por las actividades de financiamiento		(27,711,221)	(43,342,181)
EFECTO DE INFLACION Y DEVALUACION SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO	2	(4,147,985)	(7,329,995)
AUMENTO (DISMINUCION) NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO		6,855,122	(9,426,237)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO		16,287,436	25,713,673
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO		23,142,558	16,287,436

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES
NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 y 2003
(EXPRESADAS EN MILES DE BOLIVARES CONSTANTES)

1. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. ***Operaciones*** **–** La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

b. ***Presentación de estados financieros*** **–** Por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores (CNV), sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión. En muchos aspectos, las mencionadas normas y los principios de contabilidad de aceptación general en Venezuela son similares. Las diferencias principales entre dichas normas y los principios, que aplican a la Compañía, se refieren a la metodología utilizada para reexpresar los estados financieros por el método mixto, y al procedimiento utilizado para efectuar la traducción de estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz. Con respecto a la metodología antes mencionada, las normas emitidas por la Comisión Nacional de Valores contemplan que el gasto de depreciación a valores corrientes se debe registrar en las correspondientes cuentas de resultados, deduciendo estos elementos de la utilidad o pérdida del año, y los principios de contabilidad de aceptación general en Venezuela establecen que dichos valores deben ser compensados en los resultados por medio de la realización del resultado por tenencia de activos no monetarios.

Comparando el resultado de ambas metodologías, la utilizada por la Compañía origina que el gasto de depreciación de los años 2004 y 2003, se presente en valores inferiores en Bs. 3.642 millones y Bs. 5.320 millones, respectivamente, sin su respectiva compensación en la cuenta de resultado por tenencia de activos no monetarios, mostrando un incremento en los resultados finales en comparación con aquellos que originaría la aplicación de la metodología establecida en la DPC-10.

Con respecto al procedimiento utilizado para efectuar la traducción de los estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz, la Compañía ha venido aplicando lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales establecen que los estados financieros de filiales en el exterior deberán traducirse a bolívares de acuerdo con las normas internacionales de contabilidad establecidas al respecto. En consecuencia, para su incorporación en los estados financieros ajustados por inflación de la Compañía, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizó la tasa de cambio del momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente. La ganancia o pérdida resultante de esta traducción es reflejada en el estado de resultados como diferencias en cambio. Este procedimiento difiere de lo establecido en la Declaración de Principios de Contabilidad Nº 15 (DPC-15) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última requiere, a partir del 1 de enero de 2000, que los estados financieros de dichas filiales extranjeras, deberán ajustarse a los principios de contabilidad de aceptación general en Venezuela, para luego aplicar el procedimiento de conversión antes indicado, lo cual involucra la aplicación de los ajustes por inflación requeridos por la Declaración de Principios de Contabilidad Nº 10 (DPC-10) emitida por dicha Federación.

La diferencia básica entre ambos procedimientos se refiere a la forma de presentación de los efectos por inflación originados en los estados financieros de las filiales en el exterior, ya que los principios de contabilidad de aceptación general en Venezuela establecen que dicho efecto se reconozca en los resultados del ejercicio, mientras que para propósitos de las normas emitidas por la Comisión Nacional de Valores, dichos efectos se presentan como una disminución del patrimonio inicial de la Compañía; para el año terminado el 31 de diciembre de 2004, este efecto asciende a Bs. 55 millones aproximadamente.

c. ***Consolidación*** – Los estados financieros consolidados al 31 de diciembre de 2004 y 2003, incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

Al 31 de diciembre de 2004 y 2003, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de la filial en proceso de desincorporación (Veáse Nota 5).

Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

d. ***Estados financieros expresados en bolívares constantes*** – La Compañía aplica el método mixto para expresar sus estados financieros. Este método consiste en sustituir la unidad de medida empleada por la contabilidad tradicional, por una moneda constante, actualizada a la fecha de los estados financieros, incorporando posteriormente los valores corrientes o de reposición de los inventarios y propiedades, planta y equipos. La diferencia entre estos valores origina una cuenta patrimonial denominada "Resultado por tenencia de activos no monetarios". Para fines de reexpresión se utilizó el "Indice de Precios al Consumidor" (IPC) para el área metropolitana de Caracas, publicado por el Banco Central de Venezuela.

Para efectos de comparabilidad, los estados financieros consolidados y las notas explicativas del año 2003 expresados en costos corrientes a esa fecha, fueron expresados en bolívares constantes del 31 de diciembre de 2004 mediante la aplicación de la variación anual en el Indice de Precios al Consumidor (IPC), excepto por los estados financieros de las filiales domiciliadas en el exterior, los cuales se convierten a bolívares siguiendo el procedimiento indicado en la nota 1b, por lo que éstos no incluyen los efectos por inflación de la economía venezolana.

A partir del 2002, la DPC-10 Revisada establece que el método mixto aplicará solamente para los inventarios con antigüedad superior a seis meses. Al 31 de diciembre de 2004 y 2003 la antigüedad promedio de los inventarios de la Compañía no excede a los seis meses, excepto por los inventarios de repuestos.

La cuenta de resultado por tenencia de activos no monetarios está conformada por Bs. 286.796 millones y Bs. 279.738 millones producto de la incorporación de los valores corrientes de las propiedades, planta y equipo en 2004 y 2003, respectivamente, menos los efectos acumulados no compensados por la reducción de los costos y gastos asociados con estas cuentas, producto de la aplicación de la metodología utilizada para expresar los estados financieros de conformidad con las normas establecidas por la Comisión Nacional de Valores,

los cuales alcanzan a Bs. 164.230 millones y Bs. 160.816 millones al 31 de diciembre de 2004 y 2003, respectivamente.

Las partidas monetarias del balance general se presentan a su valor nominal ya que reflejan el poder adquisitivo de la unidad monetaria a la fecha del último balance general. Las partidas no monetarias tales como inventarios, inversiones, capital social, ganancias retenidas y otras partidas no monetarias distintas a propiedades, planta y equipos, son expresadas utilizando el factor derivado del IPC desde la fecha en que se adquirieron o generaron. Las ventas, ingresos, gastos y otras partidas asociadas con rubros monetarios son expresados con base en el IPC promedio del año.

El resultado monetario del ejercicio (REME) se calcula aplicando, durante el período, los coeficientes de ajustes derivados del IPC a los activos y pasivos monetarios netos. Representa el resultado por exposición a la inflación por la tenencia de pasivos o activos monetarios netos durante períodos inflacionarios.

Los Indices de Precios al Consumidor, al inicio, al final y promedio por los años terminados el 31 de diciembre, son los siguientes:

	2004	**2003**
Al inicio del año	385,661	303,469
Al final del año	459,650	385,661
Promedio del año	428,730	352,148
Inflación del año	19,18%	27,08%

e. ***Efectivo y equivalentes de efectivo*** – Para efectos de la preparación de los estados consolidados de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

f. ***Inversiones*** – Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, y la inversión en la filial 100% poseída Valores y Acciones 1003, C.A. (constituida en el 2003) (véase nota 5) son presentadas al costo ajustado

con la participación de la Compañía en las utilidades retenidas de esas compañías desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de afiliadas, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

g. ***Inventarios*** – Los inventarios han sido presentados al costo ajustado por inflación, determinado por el método de costo promedio, el cual no excede su valor de recuperación. Los inventarios al 31 de diciembre de 2003 fueron expresados en bolívares constantes del 31 de diciembre de 2004 mediante la aplicación de la variación anual en el Índice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

h. ***Propiedades, planta y equipos*** – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base en el IPC de esa fecha.

La depreciación se calcula con base en el método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad Nº 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2003 expresados en costos corrientes a esa fecha, fueron expresados en bolívares constantes del 31 de diciembre de 2004 mediante la aplicación de la variación anual en el Índice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión, es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos.

i. ***Cargos diferidos*** – Los gastos incurridos durante el período de desarrollo de nuevos proyectos industriales se difieren para ser amortizados hasta en cinco (5) años a partir del inicio de las operaciones de dichos proyectos, y se actualizan por inflación tomando en consideración la fecha de origen con base en el IPC.

Las marcas de comercio poseídas por una filial del exterior se difieren para ser amortizadas en un período de veinte (20) años. Los costos de los activos intangibles son revisados por deterioro cuando los hechos o cambios en las circunstancias indican que el valor neto de un activo pudiera no ser recuperable.

j. ***Transacciones en moneda extranjera*** – Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que

las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados en bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultantes se llevan a resultados.

RECIBIDO

k. ***Apartado para prestaciones de antigüedad*** – El apartado para prestaciones de antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

l. ***Impuesto sobre la renta*** – La provisión para impuesto sobre la renta comprende la suma del impuesto sobre la renta corriente por pagar estimado y el impuesto sobre la renta diferido, cuando éste es significativo. El impuesto sobre la renta diferido se origina por diferencias temporales entre la utilidad contable y la renta neta fiscal. Las diferencias temporales resultan principalmente de provisiones y contribuciones por pagar. La rebaja de impuesto originada por nuevas inversiones en propiedades y equipos es tratada como una reducción de la provisión de impuesto sobre la renta en el período en el cual tales inversiones son incorporadas al proceso productivo.

m. ***Activos a largo plazo*** – La Compañía evalúa el valor en libros de sus activos a largo plazo cuando eventos o cambios en las circunstancias indican que dicho valor podría no ser recuperable. El cálculo del deterioro en el valor de los activos está basado en la comparación entre el valor en libros y el valor razonable de los mismos. Para aquellos activos a ser utilizados en las operaciones de la Compañía, el valor razonable es calculado mediante el valor presente de los flujos futuros estimados de efectivo. Para aquellos activos que se espera vender o retirar en el futuro inmediato, el valor razonable es equivalente a su valor de realización neto.

n. ***Valor razonable de los instrumentos financieros*** – Los valores en libros reportados en los balances generales consolidados para efectivo y equivalentes de efectivo, efectos y cuentas por cobrar y por pagar, pagarés y sobregiros bancarios, porción circulante de préstamos a largo plazo, acumulaciones y otros pasivos a corto plazo, se aproximan a sus valores razonables debido a los vencimientos a corto plazo de dichos instrumentos financieros. En consecuencia, estas partidas han sido excluidas de las revelaciones de valor razonable en las notas a estos estados financieros consolidados.

o. ***Reconocimiento de ingresos*** – Los ingresos por las ventas de los productos fabricados por la Compañía son registrados sobre una base acumulativa al ser despachados y haberse traspasado el derecho de propiedad sobre éstos.

p. ***Uso de estimaciones en la preparación de los estados financieros consolidados*** – La preparación de los estados financieros de conformidad con principios de contabilidad de aceptación general requiere el uso de estimaciones por parte de la gerencia, las cuales afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

q. ***Utilidad neta por acción*** – La utilidad neta por acción ha sido calculada dividiendo el resultado neto del ejercicio entre el promedio ponderado de acciones emitidas y en circulación para cada año.

r. ***Reclasificaciones*** – Algunas cifras de los estados financieros consolidados al 31 de diciembre de 2003, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2004.

2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE RESULTADOS Y DE FLUJOS DE EFECTIVO

El resultado monetario del ejercicio (REME) por los años terminados el 31 de diciembre, comprende lo siguiente (en miles de bolívares):

	2004	2003
Posición monetaria al inicio del año	(26.771.429)	(43.548.410)
Aumento del año	464.218.481	393.096.147
Disminución del año	(391.795.452)	(372.187.170)
Posición monetaria estimada del año	45.651.600	(22.639.433)
Menos – posición monetaria real al final del año	42.785.394	(26.771.429)
	(2.866.206)	4.131.996

Los cambios en los activos y pasivos operacionales reflejados en los estados consolidados de flujos de efectivo por los años terminados el 31 de diciembre, se componen de lo siguiente (en miles de bolívares):

	2004	**2003**
(Aumento) disminución:		
Efectos y cuentas por cobrar	(27.464.213)	(11.617.599)
Anticipos a proveedores y otros	(2.335.222)	218.381
Inventarios	16.422.763	6.337.169
Gastos pagados por anticipado	(98.047)	(357.644)
Aumento (disminución):		
Cuentas por pagar	(6.930.639)	(14.039.687)
Gastos acumulados por pagar	607.341	1.678.228
Impuestos por pagar	(3.980.207)	8.278.259
Impuesto diferido	7.236.807	-
Otros pasivos y créditos diferidos	(73.765)	(184.251)
	(16.615.182)	(9.687.144)

El desglose del resultado monetario del ejercicio (REME) utilizado por actividad por los años terminados el 31 de diciembre, es como sigue (en miles de bolívares):

	2004	**2003**
Operacionales	(2.959.780)	2.150.052
De inversión	815.006	2.413.578
De financiamiento	3.426.553	6.898.361
De efectivo	(4.147.985)	(7.329.995)
	(2.866.206)	4.131.996

Durante los años terminados el 31 de diciembre, los intereses e impuestos pagados se discriminan de la siguiente manera (en miles de bolívares):

	2004	2003
Intereses	3.066.520	6.364.109
Impuestos	8.478.217	4.385.865

3. EFECTOS Y CUENTAS POR COBRAR

Al 31 de diciembre, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	2004	2003
Comerciales	69.067.598	61.251.901
Compañías relacionadas (Nota 14)	1.811.308	474.057
Empleados	5.159.466	4.217.398
Deudores diversos	564.226	858.180
Crédito fiscal IVA – Neto	2.873.331	113.709
Depósito dado en garantía	2.533.503	1.906.959
	80.009.432	68.822.204
Menos – apartado para cuentas de cobro dudoso	1.715.030	2.151.258
	80.294.402	66.670.946

La provisión para cuentas de cobro dudoso incluye el monto estimado de cuentas de difícil recuperación sobre la base de saldos específicos y experiencia de años anteriores.

4. INVENTARIOS

Al 31 de diciembre, los inventarios se componen de lo siguiente (en miles de bolívares):

	2004	2003
Productos terminados	12.127.120	18.116.106
Productos en proceso	76.298	302.636
Materias primas	17.972.328	18.240.868
Repuestos	9.742.909	7.749.829
Inventario en tránsito	3.280.444	12.655.934
	43.199.099	57.065.373
Menos – provisión para obsolescencia	764.619	454.867
	42.434.480	56.610.506

Durante los años terminados el 31 de diciembre de 2004 y 2003, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

Al 31 de diciembre, los inventarios de repuestos a largo plazo se componen de lo siguiente (en miles de bolívares):

	2004	2003
Repuestos	8.371.590	9.895.572
Menos – provisión para obsolescencia	1.784.110	1.061.355
	6.587.480	8.834.217

5. OTROS ACTIVOS CIRCULANTES

Al 31 de diciembre, los otros activos circulantes se componen de lo siguiente (en miles de bolívares):

	Nota	%	2004	2003
Activos netos de filiales en proceso de desincorporación:				
Valores y Acciones 1003, C.A.	(A)	100	25.012.812	39.048.322
Otras inversiones registradas al costo:				
Otras			270.462	270.462
Menos – apartado para inversiones			14.957.519	30.529.070
			10.325.755	8.789.714

(A) Filial constituida en el año 2003, principalmente con aporte de las acciones que la Compañía poseía en Inmuebles 310350, C.A. (compañía constituida en el año 2001, a través de aportes de inmuebles, inversiones en acciones registradas al costo, ciertas cuentas por cobrar, y una opción sobre créditos de reducción de emisiones a obtener por las plantaciones forestales vendidas en el año 2001). Al 31 de diciembre de 2004 y 2003, esta filial poseía inmuebles por Bs. 18.556 millones presentados al valor de venta rápida de acuerdo con informes de peritos avaluadores independientes de fecha agosto 2002, inversiones en acciones y la opción sobre créditos por reducción de emisiones por Bs. 20.491 millones al 31 de diciembre de 2003, la cual se castigó en el año 2004. Los inmuebles de esta filial se encuentran garantizando obligaciones contingentes hasta por US $ 1 millón (Bs. 1.920 millones). A la fecha de emisión de estos estados financieros consolidados, la Compañía está evaluando los términos bajo los cuales será desincorporada esta inversión.

6. INVERSION EN AFILIADA

Al 31 de diciembre, la inversión en afiliada se compone de lo siguiente (en miles de bolívares):

	Nota	%	2004	2003
Inversión registrada según el método de participación patrimonial y exceso sobre el valor según libros pagado:				
Simco Recycling Corp. Inc.	(A)	50	4.020.200	5.376.097

(A) Los estados financieros utilizados para registrar la participación patrimonial de Simco Recycling Corp. Inc., filial domiciliada en los Estados Unidos de Norteamérica, se resumen a continuación (cifras al 31 de agosto, en miles de dólares estadounidenses):

	2004	2003
Activo circulante	**1.131**	**1.452**
Total activo	1.686	2.161
Pasivo circulante	2.584	2.399
Patrimonio (déficit)	(1.149)	(723)
Total pasivo y patrimonio (déficit)	1.686	2.161
Pérdida neta	(434)	(137)

El valor de adquisición en moneda constante de esta filial resultó en un exceso sobre el valor según libros de Bs. 16.491 millones (Bs. 1.615 millones en valores históricos), el cual se amortiza de acuerdo con lo establecido en los principios de contabilidad. La Compañía evalúa periódicamente la realización del exceso pagado en la adquisición de la afiliada con las

expectativas de los flujos de caja futuros e ingresos operativos. Basado en su más reciente análisis, la Compañía estima que el valor de la inversión es realizable.

7. PROPIEDADES, PLANTA Y EQUIPOS

Al 31 de diciembre, las propiedades, planta y equipos se componen de (en miles de bolívares):

	Vida útil (años)	**2004**	**2003**
Edificios	10 a 30	57.800.509	57.840.801
Maquinarias y equipos	7 a 20	433.851.203	429.040.618
Vehículos	3 a 6	4.357.777	4.178.305
Muebles, enseres y otros	5	24.580.332	25.892.648
		520.589.821	516.952.372
Menos – depreciación acumulada		73.683.604	59.457.890
		446.906.217	457.494.482
Terrenos		15.503.288	15.503.288
Construcciones en proceso		3.544.989	669.508
Maquinaria en tránsito		10.349.714	-
		476.304.208	473.667.278

Los valores de las propiedades, planta y equipos al 31 de diciembre de 2004 y 2003, han sido determinados de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002.

Durante los años terminados el 31 de diciembre de 2004 y 2003, los gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a Bs. 20.293 millones y Bs. 16.176 millones, respectivamente.

Al 31 de diciembre de 2004 y 2003, la porción de la tasa de interés que excede a la inflación, capitalizada en propiedades, planta y equipos, alcanza a Bs. 658 millones y Bs. 826 millones,

respectivamente, neto de amortización acumulada. Durante 2004 y 2003, la Compañía no ejecutó proyectos de inversión que ameriten la capitalización de intereses.

Al 31 de diciembre de 2004, los activos totalmente depreciados incorporados al proceso productivo ascienden a Bs. 300.274 millones, las cuales se presentan a valores actualizados de avalúo.

8. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 31 de diciembre de 2004 y 2003, los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.038 millones y Bs. 1.114 millones, respectivamente, neto de amortización acumulada por Bs. 370,3 millones y Bs. 294,3 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

9. PAGARES Y SOBREGIROS BANCARIOS

Al 31 de diciembre de 2004 y 2003, los pagarés bancarios corresponden a líneas de crédito y obligaciones bancarias representadas por pagarés y préstamos a corto plazo.

Las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 12,46% y 15,17% para el año 2004 y 15,75% y 37,25% para el año 2003.

10. CONTRATOS DE VENTA CON ARRENDAMIENTO POSTERIOR

Al 31 de diciembre de 2004, los contratos de venta con arrendamiento posterior están compuestos como sigue (en miles de bolívares):

a. Contrato con el Banco de Venezuela por Bs. 11.500 millones a una tasa de interés de 13,5% con un plazo de 5 meses a partir del 24 de agosto de 2004, pagadero en cuotas mensuales a partir del 24 de septiembre de 2004. Durante 2004 se pagaron Bs. 10.952 millones.	547.628
b. Contrato bancario con el Banco de Venezuela por Bs. 300 millones a una tasa de interés de 13,5% con un plazo de 5 meses a partir del 24 de agosto de 2004, pagadero en cuotas mensuales a partir del 24 de septiembre de 2004. Durante 2004 se pagaron Bs. 286 millones.	14.286
	561.914

11. EMISION DE OBLIGACIONES Y PAPELES COMERCIALES

Al 31 de diciembre de 2004, las obligaciones emitidas en circulación y papeles comerciales están compuestas como sigue (en miles de bolívares):

a. Papeles comerciales por Bs. 3.000 millones, colocados a descuento, con tasas de interés del 10,5 anual, y vencimiento durante el mes febrero de 2005.	2.937.900
Menos – porción circulante	2.937.900
	-

Durante los años terminados el 31 de diciembre de 2004 y 2003, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 371 millones y Bs. 415 millones, respectivamente.

12. CUENTAS POR PAGAR

Al 31 de diciembre, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	2004	2003
Comerciales	28.769.633	41.959.676
Compañías relacionadas (Nota 14)	5.681.219	6.391.677
Otras	1.787.688	1.378.128
	36.238.540	49.729.481

13. PROVISION PARA IMPUESTOS

Impuesto sobre la renta

El impuesto sobre la renta al 31 de diciembre, se resume a continuación (en miles de bolívares):

	2004	2003
Impuesto sobre la renta del año – estimado	9.781.929	11.766.094
Impuesto sobre la renta diferido	6.750.000	-
Menos – rebaja por inversiones en propiedades, planta y equipo y créditos trasladables de impuesto a los activos empresariales	(366.847)	(798.595)
	16.165.082	10.967.499

Para los años terminados el 31 de diciembre de 2004 y 2003, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, principalmente, la participación patrimonial sobre las inversiones, dividendos e intereses exentos, así como los efectos del ajuste fiscal por inflación.

De conformidad con la legislación fiscal vigente, a partir del año 2000, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben

determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La gerencia efectuó el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones, el cual no reflejó diferencias importantes en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2003. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia correspondiente al año 2004, requerido para documentar las mencionadas transacciones en el exterior. En opinión de la gerencia y de sus asesores, las diferencias en cuanto a los montos incluidos para la determinación de la renta neta fiscal del año terminado el 31 de diciembre de 2004, no serán significativas.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos, y las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra.

Por otra parte, la legislación antes mencionada establece con vigencia a partir del 1 de enero de 2001, entre otras cosas, el gravamen sobre los dividendos, los enriquecimientos netos obtenidos de fuente extranjera bajo el régimen de renta mundial, y aquellos obtenidos por las inversiones o participaciones bajo el régimen de transparencia fiscal internacional.

Impuesto diferido

El impuesto diferido refleja el impacto de las diferencias temporales entre los montos de activos y pasivos registrados según las bases contables indicadas en la Nota 1, y aquellos incluidos para la determinación del impuesto sobre la renta de conformidad con la legislación fiscal vigente.

La composición del efecto de las partidas consideradas para la determinación del impuesto diferido al 31 de diciembre de 2004, se muestra a continuación (en miles de bolívares):

Pasivo y (activo) por impuesto diferido:

Contratos de venta con arrendamiento posterior	10.419.077
Provisiones y contribuciones	(3.669.077)
	6.750.000

Impuesto a los activos empresariales

La Ley de Impuesto a los Activos Empresariales establece un impuesto del uno por ciento (1%) sobre el valor promedio de los activos tangibles e intangibles ajustados por inflación. El impuesto a pagar según esta Ley será la cantidad que exceda del total del impuesto sobre la renta causado en el ejercicio anual, si lo hubiese. En caso de que el monto del impuesto sobre la renta sea menor que el impuesto sobre los activos empresariales, el excedente podrá ser trasladado como crédito sobre el impuesto sobre la renta que se cause en los tres ejercicios anuales subsiguientes. Al 31 de diciembre de 2004, la Compañía y sus filiales no mantienen créditos trasladables de impuesto a los activos empresariales.

En Gaceta Oficial N° 38.002 de fecha 17 de agosto de 2004 fue derogado el Decreto Ley N° 3.266, mediante el cual se dictó la Ley de Impuesto a los Activos Empresariales, publicada en la Gaceta Oficial de la República N° 4.654, de fecha 1 de diciembre de 1993, así como las demás normas dictadas en desarrollo de esta Ley.

14. TRANSACCIONES CON COMPAÑIAS RELACIONADAS

Durante los años 2004 y 2003, la Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de bolívares aproximados):

	2004	2003
Ventas de inventarios	179	272.507
Compras de inventarios	17.996.179	11.944.894
Compras de energía eléctrica	15.063.412	16.275.753
Alquileres	959.728	1.000.425

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	2004	2003
Cuentas y anticipos por cobrar a corto plazo		
Simco Recycling Corp. Inc.	1.255.611	-
Agroindustrial Mandioca, C.A.	373.131	113.875
Corporación Industrial de Energía, C.A.	150.409	96.792
Turboven Maracay Company Inc. Sucursal	31.117	1.955
Agropecuaria Mandioca, C.A.	1.040	1.240
J.C. Papeleras, C.A.	-	260.195
	1.811.308	474.057
Cuentas por pagar a corto plazo		
Inmuebles 310350, C.A.	2.736.630	1.953.886
Turbogeneradores Maracay, C.A.	2.459.717	3.231.218
Seinforca, C.A.	364.931	432.471
Turboven Maracay Company Inc.	100.160	57.228
Turboven Cagua Company Inc.	19.781	22.240
Simco Recycling Corp. Inc.	-	694.634
	5.681.219	6.391.677

15. PATRIMONIO

Capital social

El capital social actualizado de la Compañía comprende Bs. 22.940.094 de capital social nominal y Bs. 93.175.313 de actualización de capital.

El capital social legal de la Compañía está compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 11.470.047.120 (en valores históricos) mediante la capitalización parcial del saldo neto actualizado para futuros aumentos de capital, resultante del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendos a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldos netos actualizados para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según Oficio N° CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos. La Compañía considera la utilidad neta en bolívares constantes para determinar la base para el cálculo del apartado correspondiente a esta reserva.

Al 31 de diciembre de 2004 y 2003 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

Con fecha 26 de marzo de 2004, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 6,00 por acción, para un total de Bs. 13.764.056.744. Igualmente con fecha 01 de octubre de 2004, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Con fecha 25 de marzo de 2003, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120. Igualmente con fecha 17 de octubre de 2003, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Utilidades retenidas

Al 31 de diciembre de 2004 y 2003, el déficit acumulado de las filiales incluidos en las utilidades retenidas ascienden Bs. (12.696) millones y Bs. (10.164) millones, respectivamente, La utilidad neta y las utilidades retenidas de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs. 62.598 millones y Bs. 74.807 millones, al 31 de diciembre de 2004; y Bs. 33.399 millones y Bs. 39.154 millones, al 31 de diciembre de 2003, respectivamente.

Al 31 de diciembre de 2004 y 2003 la utilidad neta incluye Bs. 15.915 millones y Bs. 10.781 millones de gasto de impuesto sobre la renta de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

Los accionistas de la Compañía consideran los estados financieros consolidados en bolívares constantes para efectos de las aprobaciones establecidas en los estatutos y el Código de Comercio Venezolano.

American Depositary Receipt (ADR)

El 29 de enero de 1996, la U.S. Securities Exchange Commission autorizó el programa de American Depositary Receipt (ADR), Nivel 1, para MANPA. Los ADR son negociados en el mercado "Over-the-counter" bajo el símbolo "MUPAY", y cada ADR representa 25 acciones ordinarias de

Manufacturas de Papel, C.A. MANPA, S.A.C.A.. El Citibank, N.A. actúa como banco depositario, mientras que el Banco Venezolano de Crédito actúa como custodio local. A la fecha del último decreto de dividendos de fecha 01 de octubre de 2004, el número de ADR's en circulación es de 29.001.090.

16. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

La Compañía es poseída en un 66,36% por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

a) Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

b) Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones (Veáse Nota 17).

c) Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

17. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

Con fecha 21 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron suspender el comercio de divisas en el país durante cinco (5) días hábiles bancarios, según lo publicado en la Gaceta Oficial No. 37.614. Con fecha 27 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron en prorrogar hasta el 5 de febrero de 2003 la suspensión antes indicada, según lo publicado en la Gaceta Oficial No. 37.618.

A partir de febrero de 2003, el Ejecutivo Nacional y el BCV han celebrado los convenios cambiarios números 1, 2, 3, 4 y 5, los cuales establecen el régimen para la administración de divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. Entre otros aspectos, los mencionados convenios establecen lo siguiente:

a) El BCV centralizará la compra y venta de divisas en el país, en los términos establecidos en los convenios suscritos o por suscribirse.

b) Se crea la Comisión de Administración de Divisas (CADIVI), a la cual corresponde la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dicho convenio.

c) Se fijan los tipos de cambio a partir de la entrada en vigencia de los mencionados convenios en Bs. 1.596 por US$ 1,00 para la compra y Bs. 1.600 por US$ 1,00 para la venta.

d) Se regula el régimen para la adquisición en moneda nacional de títulos valores emitidos por la República en divisas, así como el régimen especial aplicable a los programas de financiamiento desarrollados por el Banco de Comercio Exterior (BANCOEX).

e) Se regulan las operaciones sujetas al régimen contemplado en el Convenio Cambiario N° 1 y llevadas a cabo a través del convenio de pagos y créditos recíprocos entre los bancos centrales de los países miembros de la Asociación Latinoamericana de Integración (ALADI).

Con fecha 6 de febrero de 2004, el Ejecutivo Nacional y el Banco Central de Venezuela sustituyeron el Convenio Cambiario número 2 del 5 de febrero de 2003, fijando los tipos de cambio a partir de la entrada en vigencia del nuevo Convenio Cambiario en Bs. 1.915,20 por US$ 1,00 para la compra, y Bs. 1.920,00 por US$ 1,00 para la venta. Así mismo, el nuevo Convenio establece la liquidación a las tasas de cambio establecidas en el Convenio anterior, para algunas operaciones de compra y venta de divisas pendientes de liquidación, y algunas en tránsito efectuadas por los operadores cambiarios.

De acuerdo con lo establecido en el mencionado régimen, el Presidente de la República, en Consejo de Ministros, aprobará los lineamientos generales para la distribución del monto de divisas a ser destinado al mercado cambiario, oída la opinión de CADIVI, de acuerdo con la disponibilidad de divisas que se establecerá en aplicación del convenio cambiario; adicionalmente, establece, entre otros, que la adquisición de divisas estará sujeta a la previa inscripción del interesado en los registros de usuarios y a la autorización para participar en el régimen cambiario, con los documentos y demás recaudos a ser establecidos por CADIVI.

Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas. La Compañía ha efectuado los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera. Durante el año 2004, la Compañía ha solicitado divisas por concepto de importaciones por US$ 95.569 mil, de las cuales ha obtenido la aprobación por US$ 74.414 mil. Asimismo, ha solicitado divisas para la remisión de dividendos por US$ 7.104 mil, de las cuales se encuentran en espera de aprobación US$ 1.888 mil; y también ha efectuado exportaciones por US$ 10,1 millones, y ha vendido al Banco Central de Venezuela las respectivas divisas cobradas por US$ 2,3 millones.

A la fecha de este dictamen, la obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios consolidados en moneda extranjera al 31 de diciembre de 2004 y 2003 (incluyendo los de las filiales del exterior), registrados en bolívares a la tasa de cambio de Bs. 1.920 y Bs. 1.600 por US$ 1,00, respectivamente, de acuerdo con el control de cambios (en miles de dólares estadounidenses):

	2004	**2003**
	(En miles de US$)	
Activo:		
Efectivo e inversiones temporales	10.836	7.238
Cuentas por cobrar comerciales	8.937	5.865
Cuentas por cobrar a compañías relacionadas	728	101
Depósitos dados en garantía	1.319	1.000
Anticipos a proveedores y deudores diversos	1.556	1.005
	23.376	15.209

	2004	2003
	(En miles de US$)	
Pasivo:		
Documentos por pagar	1.295	764
Cuentas por pagar comerciales	11.027	17.524
Cuentas por pagar a compañías relacionadas	-	364
Gastos acumulados por pagar y otras	1.736	1.102
	14.058	19.754

18. CONCENTRACION DE RIESGOS DE CREDITO

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 31 de diciembre de 2004 y 2003 la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

19. INFORMACION SOBRE OPERACIONES

Las ventas de exportación al 31 de diciembre de 2004 y 2003 representan aproximadamente el 8,9% y 4,6% de las ventas netas consolidadas, respectivamente. La Compañía no posee clientes que de manera individual representen un 10% o más de sus ganancias.

20. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones, la Compañía ha otorgado fianzas a favor de instituciones bancarias por un monto de Bs. 26 millones. Asimismo, la Compañía ha otorgado fianzas a favor de la Comisión de Administración de Divisas (CADIVI) por un monto de US$ 428 mil y Euros 3.002 mil.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, la filial Inmuebles 310350, C.A. se constituyó en fiadora solidaria y principal pagadora de la Compañía

frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza queda limitada a la cantidad de US$ 1.000.000, y al 30 de abril de 2005 se reducirá a US$ 350.000, venciéndose definitivamente dicha fianza. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador hasta por la cantidad de US$ 3 millones, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 31 de diciembre de 2004, las cartas de crédito abiertas por estos conceptos alcanzan US$ 4.458 mil. (Bs. 8.560 millones).

Contingencias

Cursan por ante los tribunales del país ciertas demandas fiscales, civiles y laborales en contra de la Compañía, por Bs. 8.002 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2004 y 2003, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 0.5 millones introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (1994 – 1996), por un monto de US$ 5,3 millones, correspondiente al 90% del valor FOB de las

declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Régimen de Admisión Temporal para Perfeccionamiento Activo

La Compañía ha contratado fianzas para garantizar el cumplimiento de las obligaciones y condiciones aduaneras relativas a la introducción de mercancías para operaciones de admisión temporal para el perfeccionamiento activo. Al 31 de diciembre de 2004, las fianzas pendientes de liberación a favor del Fisco nacional ascienden a Bs. 103,4 millones.

De acuerdo con las disposiciones contenidas en la Ley Orgánica de Aduanas y su reglamento, el incumplimiento de las obligaciones y condiciones bajo las cuales fue otorgada dicha operación será sancionada con multa igual al doble del valor total de la mercancía; en el mismo sentido, la falta de re-exportación o nacionalización legal dentro del plazo vigente o su utilización o destrucción para fines diferentes serán penados con multa equivalente al valor total de las mercancías.

3.2. Estados Financieros Consolidados no Auditados (Interinos) al 30 de Junio de 2005.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

BALANCES GENERALES CONSOLIDADOS, 30 DE JUNIO 2005 Y 31 DE DICIEMBRE DE 2004 Y 2003
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2005
(Expresados en Miles de Bolivares)

		Junio	——— Diciembre ———	
ACTIVO	Notas	2005	2004	2003
ACTIVO CIRCULANTE:				
Efectivo	1, 15 y 16	33,412,128	26,761,945	17,477,208
Efectos y cuentas por cobrar - neto	3, 15 y 16	82,662,375	85,805,090	72,603,710
Anticipos a proveedores	16	7,155,442	5,196,964	3,103,764
Inventarios - neto	1 y 4	57,110,807	45,402,336	60,678,894
Gastos pagados por anticipado		1,294,883	955,009	962,827
Otros activos circulantes - neto	1 y 5	16,045,895	11,147,959	9,489,609
Total activo circulante		197,681,530	175,269,303	164,316,012
INVENTARIO DE REPUESTOS A LARGO PLAZO	4	6,292,553	7,112,018	9,537,655
INVERSIONES EN AFILIADAS - Neto	1 y 6	4,445,600	4,428,721	5,850,235
PROPIEDADES, PLANTA Y EQUIPO - Neto	1 y 7	526,388,756	513,808,227	511,294,920
CARGOS DIFERIDOS Y OTROS ACTIVOS - Neto	1 y 8	1,903,870	1,390,042	1,300,969
TOTAL		736,712,309	702,008,311	692,299,791
PASIVO Y PATRIMONIO				
PASIVO CIRCULANTE:				
Pagarés y sobregiros bancarios	9	25,622,727	13,819,220	13,665,309
Contratos de venta con arrendamiento posterior		-	606,657	-
Obligaciones y papeles comerciales	10	2,808,700	3,171,835	7,026,439
Documentos por pagar	16 y 19	-	2,683,995	1,573,352
Cuentas por pagar	11 y 16	59,688,530	39,003,165	53,595,359
Dividendos por pagar	14	8,123,856	4,475,838	6,664,073
Gastos acumulados por pagar		9,848,511	8,829,071	9,205,837
Impuestos por pagar e impuesto sobre la renta diferido	1 y 12	4,226,451	11,109,665	9,204,311
Total pasivo circulante		110,318,775	83,699,446	100,934,680
APARTADO PARA PRESTACIONES DE ANTIGÜEDAD	1	12,530,181	10,462,784	9,273,747
OTROS PASIVOS Y CREDITOS DIFERIDOS		466,752	416,821	493,338
Total pasivo		123,315,708	94,579,051	110,701,765
INTERESES MINORITARIOS		1,841,021	1,712,875	1,330,433
PATRIMONIO - Según estado financiero adjunto	1, 14 y 15	611,555,580	605,716,385	580,267,593
TOTAL		736,712,309	702,008,311	692,299,791

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE RESULTADOS
POR EL PERIODO DE (6) SEIS MESES TERMINADO EL 30 DE JUNIO DE 2005 Y
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2005
(Expresados en Miles de Bolívares, Excepto Utilidad Neta Por Acción)

	Notas	Junio 2005	Diciembre 2004	Diciembre 2003
VENTAS NETAS	18	190,005,338	448,408,071	395,518,076
COSTOS Y GASTOS:				
Costo de ventas		141,204,955	312,444,721	257,587,564
Gastos de ventas		17,910,603	32,740,073	31,701,981
Gastos generales y administrativos		7,961,190	18,935,493	15,325,904
		167,076,748	364,120,287	304,615,449
UTILIDAD EN OPERACIONES		22,928,590	84,287,784	90,902,627
OTROS INGRESOS (EGRESOS):				
Pérdida en operaciones con títulos valores		(516,197)	(8,578,467)	(34,216,367)
Provisión para inversiones		5,000,000	3,244,575	
Pérdida neta en contrato de cobertura en moneda extranjera			(450,580)	(470,807)
Utilidad en venta de activos			50,767	108,733
Impuesto al débito bancario		(1,406,575)	(3,595,080)	
Otros - neto		(7,988,919)	107,921	(11,787,871)
		(4,911,691)	(9,220,864)	(46,366,312)
(COSTO) INGRESO INTEGRAL DE FINANCIAMIENTO:				
Intereses gastos		(1,377,812)	(3,492,604)	507,674
Intereses sobre inversiones temporales		329,348	504,364	(6,742,963)
Diferencias en cambio - neto		4,621,982	3,696,148	3,709,424
Resultado monetario del ejercicio (REME)	1 y 2	(2,349,385)	(3,094,434)	4,461,008
		1,224,133	(2,386,526)	1,935,143
UTILIDAD ANTES DE IMPUESTOS Y PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA E INTERESES MINORITARIOS		19,241,032	72,680,394	46,471,458
PROVISION PARA IMPUESTOS:				
Impuesto sobre la renta	12	3,575,851	17,432,341	11,827,874
UTILIDAD ANTES DE PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA E INTERESES MINORITARIOS		15,665,181	55,248,053	34,643,584
PARTICIPACION EN RESULTADOS DE FILIAL Y AFILIADA	1		(3,782,734)	(4,290,267)
UTILIDAD ANTES DE INTERESES MINORITARIOS		15,665,181	51,465,319	30,353,317
INTERESES MINORITARIOS		(128,146)	(382,442)	(263,839)
UTILIDAD NETA		15,537,035	51,082,877	30,089,478
UTILIDAD NETA POR ACCION (2.294.009.424 acciones promedio)	1	6.77	22.27	13.12

Ver notas a los estados financieros consolidados

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE FLUJOS DE EFECTIVO
POR EL PERIODO DE (6) SEIS MESES TERMINADO EL 30 DE JUNIO DE 2005 Y
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2005
(Expresados en Miles de Bolívares)

	Notas	Junio 2005	Diciembre 2004	Diciembre 2003
ACTIVIDADES OPERACIONALES:				
Utilidad neta		15,537,035	51,082,877	30,089,478
Ajustes para conciliar la utilidad neta con el efectivo provisto por las actividades operacionales:				
Participación de accionistas minoritarios - neto		128,146	352,442	263,839
Participación en resultados de afiliadas		102,066	3,782,734	4,290,267
Pérdida en inversiones, neto		(5,016,881)	(3,244,575)	4,514,049
Utilidad en venta de activos		-	(50,767)	(108,733)
Retiros y consumo de equipos y partes industriales		-	1,530,291	1,932,277
Amortización de exceso de costo sobre el valor en libros de acciones de afiliada		-	889,670	889,670
Resultado monetario del ejercicio (REME)		2,349,385	3,094,434	(4,461,008)
Depreciación		9,500,492	18,841,132	19,103,262
Amortización de cargos diferidos		(513,828)	75,466	75,466
Cambios en activos y pasivos operacionales	2	1,053,711	(18,339,882)	(12,869,141)
Apartado para prestaciones de antigüedad, neto de pagos		2,931,517	2,875,223	1,397,756
Efectivo neto provisto por las actividades operacionales		26,071,643	60,919,045	45,117,182
		2,566,994		
ACTIVIDADES DE INVERSION:				
Disminución en cargos diferidos y otros activos		-	(164,539)	(101,567)
Compra de propiedades, planta y equipo		(8,791,345)	(20,755,152)	(3,117,149)
Venta de propiedades y equipos		65,130	112,411	844,617
Efectivo neto usado por las actividades de inversión		(8,726,215)	(20,807,280)	(2,374,099)
ACTIVIDADES DE FINANCIAMIENTO:				
Aumento en pagarés y sobregiros bancarios		11,803,507	2,523,325	3,823,600
Aumento neto de contratos de venta con arrendamiento posterior		(606,657)	650,409	-
Disminución en préstamos a largo plazo		-	-	(11,666,250)
(Disminución) aumento en obligaciones emitidas en circulación		(363,135)	(2,919,997)	1,249,245
Aumento (disminución) en documentos por pagar		(2,566,994)	1,462,266	(8,021,285)
(Disminución (aumento) en obligaciones por operaciones de venta con arrendamiento posterior		-	-	-
Dividendos en efectivo		(18,961,966)	(30,404,175)	(32,461,243)
Efectivo neto usado por las actividades de financiamiento		(10,695,245)	(28,688,172)	(47,075,933)
EFECTO DE INFLACION SOBRE EL EFECTIVO Y EQUIVALENTES DE EFECTIVO		-	(2,138,856)	(6,901,223)
AUMENTO (DISMINUCION) NETA EN EFECTIVO Y EQUIVALENTES DE EFECTIVO		6,650,183	9,284,737	(11,234,073)
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL INICIO DEL AÑO		26,761,945	17,477,208	28,711,281
EFECTIVO Y EQUIVALENTES DE EFECTIVO AL FINAL DEL AÑO		33,412,128	26,761,945	17,477,208

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Y FILIALES

ESTADOS CONSOLIDADOS DE MOVIMIENTO EN LAS CUENTAS DE PATRIMONIO
POR EL PERIODO DE (6) SEIS MESES TERMINADO EL 30 DE JUNIO DE 2005 Y
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
REEXPRESADOS EN BOLIVARES CONSTANTES DEL 30 DE JUNIO DE 2005
(Expresados en Miles de Bolívares)

	Capital social	Actualización del capital social	Saldo neto actualizado para futuros aumentos de capital	Resultado acumulado por traducción de filial extranjera	Utilidades retenidas: Reserva legal	Utilidades retenidas: No distribuidas	Resultado por tenencia de activos no monetarios
SALDOS PREVIAMENTE REPORTADOS SALDOS AL 31 DE DICIEMBRE DE 2002	22.940.094	126.471.669	256.613.429	118.337	14.941.176	33.136.150	178.495.765
Efecto acumulado por actualización sobre el patrimonio al inicio del año de filiales en el exterior (Nota 1)	-	-	-	(26.371)	-	109.333	-
SALDOS INICIALES NETOS	22.940.094	126.471.669	256.613.429	91.966	14.941.176	33.245.483	178.495.765
Traspaso a saldo neto actualizado de utilidades retenidas (Nota 14)	-	-		-	-	-	-
Dividendos en efectivo	-	-	-	-	-	(32.461.243)	-
Utilidad neta	-	-	-	-	-	30.089.478	-
Resultado acumulado por traducción de filial extranjera	-	-	-	(57.627)	-	-	-
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	(50.102.597)
SALDOS AL 31 DE DICIEMBRE DE 2003	22.940.094	126.471.669	256.613.429	34.339	14.941.176	30.873.718	128.393.168
Dividendos en efectivo	-	-	-	-	-	(29.445.538)	-
Utilidad neta	-	-	-	-	-	51.082.877	-
Resultado acumulado por traducción de filial extranjera	-	-	-	(121.463)	-	-	-
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	3.932.916
SALDOS AL 30 DE DICIEMBRE DE 2004	22.940.094	126.471.669	256.613.429	(87.124)	14.941.176	52.511.057	132.326.084
Dividendos en efectivo	-	-	-	-	-	(23.968.895)	-
Utilidad neta	-	-	-	-	-	15.537.035	-
Resultado acumulado por traducción de filial extranjera	-	-	-		-	-	-
Resultado por tenencia de activos no monetarios	-	-	-	-	-	-	14.271.055
SALDOS AL 30 DE JUNIO DE 2005	22.940.094	126.471.669	256.613.429	(87.124)	14.941.176	44.079.197	146.597.139

Ver notas a los estados financieros consolidados

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS POR EL PERIODO DE SEIS (6) MESES TERMINADOS AL 30 DE JUNIO DE 2005 Y POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 y 2003 (EXPRESADAS EN BOLIVARES CONSTANTES AL 30 DE JUNIO DE 2005)

1. POLITICAS CONTABLES SIGNIFICATIVAS

Las principales políticas contables utilizadas por la Compañía para la preparación de sus estados financieros consolidados se resumen a continuación:

a. Operaciones – La Compañía fue constituida el 30 de marzo de 1950 y su principal objeto es producir y comercializar papel en todas sus formas.

b. Presentación de estados financieros – Por tratarse de una Compañía sometida al control de la Comisión Nacional de Valores, sus estados financieros deben prepararse con base en las normas establecidas por dicha Comisión. En muchos aspectos, las mencionadas normas y los principios de contabilidad de aceptación general en Venezuela son similares. Las diferencias principales entre dichas normas y los principios, que aplican a la Compañía, se refieren a la metodología utilizada para reexpresar los estados financieros por el método mixto, y al procedimiento utilizado para efectuar la traducción de estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz.

Con respecto a la metodología antes mencionada, hasta el año 2001 la Compañía utilizó lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales contemplan que el consumo o venta de los inventarios y el gasto de depreciación a valores corrientes se deben registrar en las correspondientes cuentas de resultados, deduciendo estos elementos de la utilidad o pérdida del año. En el año 2002 la Compañía acogió lo establecido en la Declaración de Principios de Contabilidad Nº 10 Revisada (DPC-10 Revisada) en lo que respecta sólo a los inventarios (véase notas 1d y 1g). La metodología establecida por la Comisión Nacional de Valores difiere de la establecida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última establece que dichos valores deben ser compensados en los resultados por medio de la realización del resultado por tenencia de activos no monetarios.

Comparando el resultado de ambas metodologías, la utilizada por la Compañía origina que el gasto de depreciación en el período de seis (6) meses terminado el 30 de junio de 2005 y por los años terminados el 31 de diciembre de 2004 y 2003, se presente en valores inferiores en Bs. 907

millones, Bs. 3.931 millones y Bs.5.743 millones, respectivamente, sin su respectiva compensación en la cuenta de resultado por tenencia de activos no monetarios, mostrando un incremento en los resultados finales en comparación con aquellos que originaría la aplicación de la metodología establecida en la DPC-10.

Con respecto al procedimiento utilizado para efectuar la traducción de los estados financieros de filiales en el exterior, que forman parte integrante de las operaciones de la matriz, la Compañía ha venido aplicando lo establecido por las normas emitidas por la Comisión Nacional de Valores, las cuales establecen que los estados financieros de filiales en el exterior deberán traducirse a bolívares de acuerdo con las normas internacionales de contabilidad establecidas al respecto. En consecuencia, para su incorporación en los estados financieros ajustados por inflación de la Compañía, los estados financieros de dichas filiales fueron traducidos a bolívares mediante la conversión de las partidas monetarias a la tasa de cambio corriente, mientras que para las partidas no monetarias se utilizó la tasa de cambio del momento de la operación, y para las cuentas de resultados el promedio de tasas de cambio del año correspondiente. La ganancia o pérdida resultante de esta traducción es reflejada en el estado de resultados como diferencias en cambio. Este procedimiento difiere de lo establecido en la Declaración de Principios de Contabilidad Nº 15 (DPC-15) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, en cuanto a que esta última requiere, a partir del 1 de enero de 2000, que los estados financieros de dichas filiales extranjeras, deberán ajustarse a los principios de contabilidad de aceptación general en Venezuela, para luego aplicar el procedimiento de conversión antes indicado, lo cual involucra la aplicación de los ajustes por inflación requeridos por la Declaración de Principios de Contabilidad Nº 10 (DPC-10) emitida por dicha Federación.

La diferencia básica entre ambos procedimientos se refiere a la forma de presentación de los efectos por inflación originados en los estados financieros de las filiales en el exterior, ya que los principios de contabilidad de aceptación general en Venezuela establecen que dicho efecto se reconozca en los resultados del ejercicio, mientras que para propósitos de las normas emitidas por la Comisión Nacional de Valores, dichos efectos se presentan como una disminución del patrimonio inicial de la Compañía; para el período terminado el 30 de junio de 2005, este efecto asciende a Bs. 506 millones aproximadamente.

c. Consolidación – Los estados financieros consolidados incluyen las cuentas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A. y sus filiales totalmente poseídas: Vencaribbean Paper Products, Ltd. (domiciliada en Trinidad y Tobago) y Transporte Alpes, C.A.; y parcialmente poseída en un 50% Manufacturas de Papel de Centroamérica, S.A. (domiciliada en Costa Rica).

Con fecha 01 de julio de 2001, la Junta Directiva decidió liquidar algunas de sus filiales, y traspasar a la Compañía sus activos netos.

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003, la gerencia estimó conveniente presentar en otros activos circulantes, los activos netos de filiales en proceso de desincorporación.

Todas las transacciones significativas entre compañías han sido eliminadas en consolidación.

d. Estados financieros reexpresados en bolívares constantes – La Compañía aplica el método mixto, tal como lo establecen las normas emitidas por la Comisión Nacional de Valores, para reexpresar sus estados financieros. Este método consiste en sustituir la unidad de medida empleada por la contabilidad tradicional, por una moneda constante, actualizada a la fecha de los estados financieros, incorporando posteriormente los valores corrientes o de reposición de los inventarios y propiedades, planta y equipos. La diferencia entre estos valores origina una cuenta patrimonial denominada "Resultado por tenencia de activos no monetarios". Para fines de reexpresión se utilizó el "Índice de Precios al Consumidor" (IPC) para el área metropolitana de Caracas, publicado por el Banco Central de Venezuela.

A partir del 2002, la DPC-10 Revisada establece que el método mixto aplicará solamente para los inventarios con antigüedad superior a seis meses. Al 30 de junio de 2005 y 31 de diciembre de 2004 y 2003 la antigüedad promedio de los inventarios de la Compañía no excede a los seis meses.

La cuenta de resultado por tenencia de activos no monetarios está conformada por Bs. 324.875 millones en junio 2005 (Bs. 309.632 millones en 2004 y Bs. 302.012 millones en 2003) producto de la incorporación de los valores corrientes de propiedades, planta y equipo en los años 2005, 2004 y 2003 y asimismo, los valores corrientes de inventarios en el año 2002, producto de la aplicación de la metodología utilizada para reexpresar los estados financieros, de conformidad

con las normas establecidas por la Comisión Nacional de Valores, los cuales alcanzan a Bs.178.214 millones, Bs. 177.307 millones y Bs. 173.621 millones al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003, respectivamente.

Las inversiones, capital social, ganancias retenidas y otras partidas no monetarias distintas a inventarios y propiedades, planta y equipos, son reexpresadas utilizando el factor derivado del IPC desde la fecha en que se adquirieron o generaron. Las ventas, ingresos, gastos y otras partidas asociadas con rubros monetarios son reexpresados con base en el IPC promedio del año.

La ganancia monetaria se calcula aplicando, durante el período, los coeficientes de ajustes derivados del IPC a los activos y pasivos monetarios netos. Representa el resultado por exposición a la inflación por la tenencia de pasivos o activos monetarios netos durante períodos inflacionarios.

Los estados financieros consolidados al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003 fueron reexpresados mediante la aplicación de la variación en el Indice de Precios al Consumidor (IPC) hasta el 30 de junio de 2005, excepto por los estados financieros de las filiales domiciliadas en el exterior, los cuales se convierten a bolívares siguiendo la metodología indicada en 1c, por lo que éstos no incluyen los efectos por inflación de la economía venezolana.

Los Indices de Precios al Consumidor, al inicio, al final y promedio por el período de seis (6) meses terminado el 30 de junio de 2005 y por los años terminados el 31 de diciembre de 2004 y 2003, son los siguientes:

	Al 30-06	**Al 31 de diciembre**	
	2005	**2004**	**2003**
Al inicio del año	459,650	385,661	303,469
Al final del año	496,251	459,650	385,661
Promedio del año	480,601	428,730	352,148
Inflación del año	7,96%	19,18%	27,08%

e. Efectivo y equivalentes de efectivo – Para efectos de la preparación del estado de flujos de efectivo, la Compañía considera como equivalentes de efectivo las inversiones en depósitos a plazo con vencimientos inferiores a tres (3) meses.

f. Inversiones – Las inversiones permanentes en compañías afiliadas, donde se posee una participación entre un 20% y un 50%, y las inversiones en las filiales 100% poseídas Valores y Acciones 1003, C.A. (constituida en el 2003) e Inmuebles 310350, C.A. (véase nota 5) son presentadas al costo ajustado con la participación de la Compañía en las utilidades retenidas de esas compañías desde la fecha de su adquisición, cuando éstas son significativas. Las inversiones en compañías donde se tiene una participación menor del 20% son presentadas al costo ajustado por inflación, y los dividendos en efectivo son tratados como ingresos en el año en que se reciben.

El exceso del costo de adquisición sobre el valor en libros de los activos netos a la fecha de adquisición de filiales, no identificable con activos específicos, es amortizado por el método de línea recta en un plazo de 20 años.

g. Inventarios – Los inventarios al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003 han sido presentados al costo ajustado por inflación, determinado por el método de costo promedio, el cual no excede su valor de recuperación. Los inventarios de filiales domiciliadas en el exterior, se presentan sin los efectos por inflación de la economía venezolana.

h. Propiedades, planta y equipos – Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base en el IPC de esa fecha.

La depreciación se calcula con base en el método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad Nº 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos de filiales domiciliadas en el exterior, se presentan sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión, es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos.

i. Cargos diferidos – Los gastos incurridos durante el período de desarrollo de nuevos proyectos industriales se difieren para ser amortizados hasta en cinco (5) años a partir del inicio de las operaciones de dichos proyectos, y se actualizan por inflación tomando en consideración la fecha de origen con base en el Índice de Precios al Consumidor (IPC).

j. Transacciones en moneda extranjera – Las transacciones en moneda extranjera son registradas en bolívares usando los tipos de cambios aplicables vigentes en las fechas en que las mismas son realizadas. Los saldos en moneda extranjera al cierre del ejercicio son expresados en

bolívares usando los tipos de cambios aplicables vigentes a esa fecha; las diferencias en cambio resultantes se llevan a resultados.

k. Apartado para prestaciones de antigüedad – El apartado para prestaciones de antigüedad comprende el 100% del pasivo relacionado con los derechos adquiridos según la Ley Orgánica del Trabajo y un apartado adicional para cubrir parte del pasivo por despidos injustificados.

l. Impuesto sobre la renta – La rebaja de impuesto originada por nuevas inversiones en propiedades y equipos es tratada como una reducción de la provisión de impuesto sobre la renta en el período en el cual tales inversiones son incorporadas al proceso productivo.

m. Activos a largo plazo – La Compañía evalúa el valor en libros de sus activos a largo plazo cuando eventos o cambios en las circunstancias indican que dicho valor podría no ser recuperable. El cálculo del deterioro en el valor de los activos está basado en la comparación entre el valor en libros y el valor razonable de los mismos. Para aquellos activos a ser utilizados en las operaciones de la Compañía, el valor razonable es calculado mediante el valor presente de los flujos futuros estimados de efectivo. Para aquellos activos que se espera vender o retirar en el futuro inmediato, el valor razonable es equivalente a su valor de realización neto.

n. Valor razonable de los instrumentos financieros – Los valores en libros reportados en los balances generales para efectivo y equivalentes de efectivo, efectos y cuentas por cobrar y por pagar, pagarés y sobregiros bancarios, porción circulante de préstamos a largo plazo, acumulaciones y otros pasivos a corto plazo, se aproximan a sus valores razonables debido a los vencimientos a corto plazo de dichos instrumentos financieros. En consecuencia, estas partidas han sido excluidas de las revelaciones de valor razonable en las notas a estos estados financieros consolidados.

o. Reconocimiento de ingresos – Los ingresos por las ventas de los productos fabricados por la Compañía son registrados sobre una base acumulativa cuando los derechos de propiedad sobre éstos son transferidos.

p. Uso de estimaciones en la preparación de los estados financieros – La preparación de los estados financieros de conformidad con principios de contabilidad de aceptación general

requiere el uso de estimaciones por parte de la gerencia, las cuales afectan las cifras de activos y pasivos, su divulgación, y los montos de ingresos y gastos. Los resultados finales podrían variar de las citadas estimaciones.

q. Utilidad neta por acción – La utilidad neta por acción ha sido calculada dividiendo el resultado neto del ejercicio entre el promedio ponderado de acciones emitidas y en circulación para cada año.

r. Reclasificaciones – Algunas cifras de los estados financieros al 31 de diciembre de 2003, han sido reclasificadas para efectos comparativos con las del año terminado el 31 de diciembre de 2004.

2. INFORMACION ADICIONAL A LOS ESTADOS CONSOLIDADOS DE RESULTADOS Y DE FLUJOS DE EFECTIVO

El resultado monetario del ejercicio (REME) por el período de seis (6) meses terminado el 30 de junio de 2005 y por los años terminados el 31 de diciembre de 2004 y 2003, comprende lo siguiente (en miles de bolívares):

	Al 30-06	**Al 31 de diciembre**	
	2005	**2004**	**2003**
Posición monetaria al inicio del año	46.192.246	(28.903.146)	(47.016.021)
Aumento del año	190.393.134	501.182.595	424.397.036
Disminución del año	(215.482.930)	(422.992.769)	(401.823.153)
Posición monetaria estimada del año	21.102.450	49.286.680	(24.442.138)
Menos – posición monetaria real al final del año	18.753.065	46.192.246	(28.903.146)
	(2.349.385)	(3.094.434)	4.461.008

Los cambios en los activos y pasivos operacionales reflejados en los estados consolidados de flujos de efectivo por el período de seis (6) meses terminado el 30 de junio de 2005 y por los años terminados el 31 de diciembre de 2004 y 2003, se componen de lo siguiente (en miles de bolívares):

	Al 30-06	**Al 31 de diciembre**	
	2005	**2004**	**2003**
(Aumento) disminución:			
Efectos y cuentas por cobrar	(10.215.122)	(29.651.093)	(14.062.803)
Anticipos a proveedores	(2.624.894)	(2.521.168)	255.980
Inventarios	(10.889.006)	17.702.195	6.185.724
Gastos pagados por anticipado	(466.446)	(105.855)	(419.218)
Aumento (disminución):			
Cuentas por pagar	24.126.915	(7.612.424)	(13.817.525)
Gastos acumulados por pagar	7.365.941	655.701	1.651.672
Impuestos por pagar	674.569	(4.297.137)	7.504.048
Otros pasivos y créditos diferidos	51.557	(323.150)	(167.019)
Impuestos diferidos	(6.969.803)	7.813.049	
	1.053.711	(18.339.882)	(12.869.141)

El desglose del resultado monetario del ejercicio utilizado por actividad para el período de seis (6) meses terminado el 30 de junio de 2005 y por los años terminados al 31 de diciembre de 2004 y 2003, es como sigue (en miles de bolívares):

	Al 30-06	Al 31 de diciembre	
	2005	2004	2003
Operacionales	(2.909.048)	(5.807.512)	(278.031)
De inversión	(916.249)	(77.061)	4.475.170
De financiamiento	1.475.912	4.928.994	7.165.092
De efectivo	-	(2.138.855)	(6.901.223)
	(2.349.385)	(3.094.434)	4.461.008

Durante el período de seis (6) meses terminado el 30 de junio de 2005 y por los años terminados el 31 de diciembre de 2004 y 2003, los intereses e impuestos pagados se discriminan de la siguiente manera (en miles de bolívares):

	Al 30-06	Al 31 de diciembre	
	2005	2004	2003
Intereses	1.039.478	3.310.696	6.870.861
Impuestos	963.525	9.153.308	4.735.096

3. EFECTOS Y CUENTAS POR COBRAR

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003, los efectos y cuentas por cobrar se componen de lo siguiente (en miles de bolívares):

	Al 30-06	Al 31 de diciembre	
	2005	2004	2003
Comerciales	64.744.768	73.684.335	66.753.166
Compañías relacionadas (Nota 13)	2.115.198	1.955.536	511.804
Empleados	5.933.794	5.570.296	4.553.215
Deudores diversos	533.578	609.153	927.671
Crédito fiscal IVA – Neto	11.309.501	3.102.124	121.606
Depósito dado en garantía	-	2.735.237	2.058.804
	84.636.839	87.656.681	74.926.266
Menos – apartado para cuentas de cobro dudoso	1.974.464	1.851.592	2.322.556
	82.662.375	85.805.089	72.603.710

4. INVENTARIOS

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003, los inventarios se componen de lo siguiente (en miles de bolívares):

	Al 30-06	Al 31 de diciembre	
	2005	2004	2003
Productos terminados	21.834.373	12.800.323	19.147.406
Productos en proceso	294.788	82.373	326.733
Materias primas	24.501.825	19.361.613	19.665.237
Repuestos	9.648.070	10.518.703	8.366.921
Inventario en tránsito	1.657.253	3.464.826	13.663.683
	57.936.309	46.227.838	61.169.980
Menos – provisión para obsolescencia	825.502	825.502	491.086
	57.110.807	45.402.336	60.678.894

Durante el período de seis (6) meses terminado el 30 de junio de 2005 y por los años terminados el 31 de diciembre de 2004 y 2003, la Compañía decidió presentar ciertos inventarios que se estiman serán utilizados en un período superior a un (1) año, como inventario de repuestos a largo plazo.

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003, los inventarios de repuestos a largo plazo se componen de lo siguiente (en miles de bolívares):

	Al 30-06	Al 31 de diciembre	
	2005	2004	2003
Repuestos	8.218.726	9.038.191	10.683.522
Menos – provisión para obsolescencia	1.926.173	1.926.173	1.145.867
	6.292.553	7.112.018	9.537.665

5. OTROS ACTIVOS CIRCULANTES

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003, los otros activos circulantes se componen de lo siguiente (en miles de bolívares):

	Nota	%	Al 30-06 2005	Al 31 de diciembre 2004	2003
Activos netos de filiales en proceso de desincor-poración:					
Valores y Acciones 1003, C.A.	(A)	100	26.902.430	27.004.496	42.157.606
Otras inversiones registradas al costo:					
Otras			291.997	291.997	291.997
Menos – apartado para inversiones			11.148.532	16.148.534	32.959.994
			16.045.895	11.147.959	9.489.609

(A) Filial constituida en el año 2003, principalmente con aporte de las acciones que la Compañía poseía en Inmuebles 310350, C.A. (compañía constituida en el año 2001, a partir de aportes de inmuebles, inversiones en acciones registradas al costo, ciertas cuentas por cobrar, y una opción sobre créditos de reducción de emisiones a obtener por las plantaciones forestales vendidas en el año 2001). Al 31 de diciembre de 2004 y 2003, esta filial poseía inmuebles por Bs. 20.033 millones presentados al valor de venta rápida de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2002, inversiones en acciones y la opción sobre créditos por reducción de emisiones por Bs. 22.122 millones al 31 de diciembre de 2003, la cual se castigó en el año 2004. Los inmuebles de esta filial se encuentran garantizando obligaciones contingentes

hasta por US $ 1 millones (Bs. 1.920 millones). A la fecha de emisión de estos estados financieros consolidados, la Compañía está evaluando los términos bajo los cuales será desincorporada esta inversión.

6. INVERSIONES EN AFILIADAS

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003, las inversiones en afiliadas se componen de lo siguiente (en miles de bolívares):

			Al 30-06	Al 31 de diciembre	
	Nota	%	2005	2004	2003
Inversión registrada según el método de participación patrimonial y exceso sobre el valor según libros pagado:					
Simco Recycling Corp. Inc.	(A)	50	4.445.600	4.428.721	5.850.235
			4.445.600	4.428.721	5.850.235

(A) Los estados financieros utilizados para registrar la participación patrimonial de Simco Recycling Corp. Inc., filial domiciliada en los Estados Unidos de Norteamérica, se resumen a continuación (cifras al 31 de agosto, en miles de dólares estadounidenses):

	2004	2003
Activo circulante	**1.131**	**1.452**
Total activo	1.686	2.161
Pasivo circulante		
	2.584	2.399

	2004	**2003**
Patrimonio (déficit)	(1.149)	(723)
Total pasivo y patrimonio	1.686	2.161
(Pérdida) utilidad neta	(434)	(137)

El valor de adquisición en moneda constante de esta filial resultó en un exceso sobre el valor según libros de Bs. 15.365 millones (Bs. 1.615 millones en valores históricos), el cual se amortiza de acuerdo con lo establecido en los principios de contabilidad. La Compañía evalúa periódicamente la realización del exceso pagado en la adquisición de la afiliada con las expectativas de los flujos de caja futuros e ingresos operativos. Basado en su más reciente análisis, la Compañía estima que el valor de la inversión es realizable.

7. PROPIEDADES, PLANTA Y EQUIPOS

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003, las propiedades, planta y equipo se componen de (en miles de bolívares):

	Vida útil (años)	Al 30-06 2005	2004	2003
Edificios	10 a 30	65.560.063	62.381.396	62.446.464
Maquinarias y equipos	7 a 20	498.944.215	468.281.843	463.040.553
Vehículos	3 a 6	4.704.772	4.691.731	4.511.009
Muebles, enseres y otros	5	25.553.121	26.512.424	27.954.390
		594.762.171	561.867.394	557.952.416
Menos – depreciación acumulada		92.469.195	79.462.403	64.118.076
		502.292.976	482.404.991	493.834.340
Terrenos		16.737.761	16.727.222	16.737.761
Construcciones en proceso		4.885.187	3.827.264	722.819
Maquinaria en tránsito		2.472.832	10.848.750	-
		526.388.756	513.808.227	511.294.920

Los valores de las propiedades, planta y equipos al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003, han sido determinados de acuerdo con informes de peritos avaluadores independientes de fecha agosto de 2003. Para el año terminado el 31 de diciembre de 2004, la inclusión del nuevo avalúo produjo un aumento en las propiedades, planta y equipos y del resultado por tenencia de activos no monetarios de Bs. 114.127 millones.

Durante el período de seis (6) meses terminado al 30 de junio de 2005, los gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a Bs. 11.631 millones. Durante los años terminados el 31 de diciembre de 2004 y 2003, los gastos de reparación y mantenimiento de propiedades, planta y equipo ascendieron a Bs. 21.908 millones, Bs. 17.464 millones, respectivamente.

Al 30 de junio de 2005 y al 31 de diciembre de 2004, y 2003 , la porción de la tasa de interés que excede a la inflación, capitalizada en propiedades, planta y equipos, alcanza a Bs. 698 millones, Bs. 710 millones y Bs. 891 millones, respectivamente, neto de amortización acumulada. Durante el período de seis (6) meses terminado el 30 de junio de 2005 y los años terminados el 31 de diciembre de 2004 y 2003, la Compañía no ejecutó proyectos de inversión que ameriten la capitalización de intereses.

Al 30 de junio de 2005, los activos totalmente depreciados incorporados al proceso productivo ascienden a Bs. 334.546 millones (a valores actualizados de avalúo).

8. CARGOS DIFERIDOS Y OTROS ACTIVOS

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003 , los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.001 millones, Bs. 1.038 millones y Bs. 1.114 millones, respectivamente, neto de amortización acumulada por Bs. 407,3 millones, Bs. 370,3 millones y Bs. 294,3 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

9. PAGARES Y SOBREGIROS BANCARIOS

Al 30 de junio de 2005, los pagarés bancarios corresponden a líneas de crédito y obligaciones bancarias representadas por pagarés y préstamos a corto plazo

Las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 11,95% y 13,06% para el período de seis (6) meses terminado el 30 de junio de 2005, las tasas de interés promedio derivadas de préstamos obtenidos de bancos locales oscilaron entre 12,46% y 15,17% para el año 2004 y 15,75% y 37,25% para el año 2003.

10. EMISION DE OBLIGACIONES

Al 30 de junio de 2005, las obligaciones emitidas en circulación y papeles comerciales están compuestas como sigue (en miles de bolívares):

a. Papeles comerciales al portador, con vencimiento el 19 de octubre de 2005.	2.808.700
Menos – porción circulante	2.808.700
	-

Durante el período de seis (6) meses terminado el 30 de junio de 2005 y por los años terminados el 31 de diciembre de 2004 y 2003, las emisiones de papeles comerciales generaron descuentos en su colocación por Bs. 268 millones, Bs. 400 millones, y Bs. 448 millones, respectivamente.

11. CUENTAS POR PAGAR

Al 30 de junio de 2005 y al 31 de diciembre de 2004, y 2003, las cuentas por pagar se componen de lo siguiente (en miles de bolívares):

	Al 30-06	Al 31 de diciembre	
	2005	2004	2003
Comerciales	53.353.071	30.938.783	45.206.491
Compañías relacionadas (Nota 13)	4.257.466	6.133.595	6.900.625
Otras	2.077.993	1.930.787	1.488.243
	59.688.530	39.003.165	53.595.359

12. PROVISION PARA IMPUESTOS

Impuesto sobre la renta

El impuesto sobre la renta al 30 de junio de 2005 (valores estimados) y al 31 de diciembre de 2004 y 2003, al 31 de diciembre, se resume a continuación (en miles de bolívares):

	Al 30-06	Al 31 de diciembre	
	2005	**2004**	**2003**
Impuesto sobre la renta del año Estimado	3.252.800	10.540.920	12.690.058
Impuesto sobre la renta diferido	-	7.287.479	-
Menos – rebaja por inversiones en propiedades, planta y equipo y créditos trasladables de impuesto a los activos empresariales	-	(396.058)	(862.184)
	3.252.800	17.432.341	11.827.874

Para los años terminados al 30 de junio de 2005 (valores estimados) y al 31 de diciembre de 2004 y 2003, la tasa efectiva del gasto de impuesto sobre la renta difiere de la tasa fiscal aplicable a la utilidad antes de impuesto. La naturaleza de esta diferencia se debe a partidas permanentes relacionadas con la determinación de la renta fiscal, principalmente, la participación patrimonial de las inversiones, dividendos e intereses exentos, así como los efectos del ajuste fiscal por inflación.

De conformidad con la legislación fiscal vigente, a partir del año 2000, los contribuyentes sujetos al impuesto sobre la renta que celebren transacciones con partes vinculadas en el exterior, deben determinar sus ingresos por las exportaciones efectuadas, y sus costos por los bienes y servicios adquiridos de partes vinculadas en el extranjero, de acuerdo con alguno de los métodos establecidos en dicha legislación. La Compañía se encuentra en proceso de efectuar el estudio sobre precios de transferencia requerido para documentar las mencionadas transacciones en el exterior. Debido a la naturaleza y volumen de las transacciones con partes relacionadas, la gerencia de la Compañía estima que no habrá algún efecto importante en los estados financieros consolidados.

Así mismo, de conformidad con dicha legislación, la Compañía puede trasladar las rebajas por nuevas inversiones en propiedades y equipos, y las pérdidas fiscales operativas, distintas a las originadas por el ajuste fiscal por inflación, hasta tres (3) años subsiguientes al ejercicio en que se

incurran. El efecto fiscal deducible no compensado del ajuste fiscal por inflación, podrá ser trasladado hasta el año subsiguiente al ejercicio en que se incurra

Por otra parte, la legislación antes mencionada establece con vigencia a partir del 1 de enero de 2001, entre otras cosas, el Gravamen sobre los Dividendos, los enriquecimientos netos obtenidos de fuente extranjera bajo el Régimen de Renta Mundial, y aquellos obtenidos por las inversiones o participaciones bajo el Régimen de Transparencia Fiscal Internacional.

Impuesto diferido

El impuesto diferido refleja el impacto de las diferencias temporales entre los montos de activos y pasivos registrados según las bases contables indicadas en la Nota 1, y aquellos incluidos para la determinación del impuesto sobre la renta de conformidad con la legislación fiscal vigente.

Impuesto a los activos empresariales

La Ley de Impuesto a los Activos Empresariales establece un impuesto del uno por ciento (1%) sobre el valor promedio de los activos tangibles e intangibles ajustados por inflación. El impuesto a pagar según esta Ley será la cantidad que exceda del total del impuesto sobre la renta a pagar en el ejercicio anual, si lo hubiese. En caso de que el monto del impuesto sobre la renta sea menor que el impuesto sobre los activos empresariales, el excedente podrá ser trasladado como crédito sobre el impuesto sobre la renta que se cause en los tres ejercicios anuales subsiguientes. Al 30 de junio de 2005, la Compañía y sus filiales no mantienen créditos trasladables de impuesto a los activos empresariales.

En Gaceta Oficial N° 38.002 de fecha 17 de agosto de 2004 fue derogado el Decreto Ley N° 3.266, mediante el cual se dictó la Ley de Impuesto a los Activos Empresariales, publicada en la Gaceta Oficial de la República N° 4.654, de fecha 1 de diciembre de 1993, así como las demás normas dictadas en desarrollo de esta Ley.

13. TRANSACCIONES CON COMPAÑIAS RELACIONADAS

Durante el período de seis (6) meses terminado el 30 de junio de 2005 y por los años 2004 y 2003, la Compañía y sus filiales realizaron las siguientes transacciones significativas con compañías relacionadas, en el curso normal de sus operaciones (en miles de bolívares aproximados):

	Al 30-06	Al 31 de diciembre	
	2005	2004	2003
Ventas de inventarios	-	193	294.206
Compras de inventarios	6.264.560	19.396.764	12.896.024
Cargos por consumo de energía eléctrica	7.775.359	16.262.859	17.571.735
Alquileres	490.136	1.036.148	1.080.085

Producto de estas transacciones, y otras de menor importancia, se generaron los siguientes saldos por cobrar y por pagar (en miles de bolívares):

	Al 30-06	Al 31 de diciembre	
	2005	2004	2003
Cuentas por cobrar a corto plazo			
Corporación Industrial de Energía, C.A.	189.694	162.386	104.500
Agroindustrial Mandioca, C.A.	450.650	402.842	122.943
Simco Recycling Corp. Inc.	1.441.280	1.355.591	-
J.C. Papeleras, C.A.	-	-	280.913
Turbogeneradores de Venezuela, C.A.	31.117	-	-
Agropecuaria Mandioca, C.A.	-	1.122	1.338
Seinforca	2.457	-	-
Turboven Maracay Company Inc.	-	33.595	2.110

	2005	2004	2003
Sucursal			
	2.115.198	1.955.536	511.804

Cuentas por pagar a corto plazo

Turbogeneradores Maracay, C.A.	500.584	2.954.539	3.488.509
Inmuebles 310350, C.A.	3.176.637	2.655.576	2.109.468
Turboven Maracay Company	-	108.135	61.785
Seinforca, C.A.	580.245	393.989	466.907
Simco Recycling Corp. Inc.	-	-	749.945
Turboven Cagua Company Inc.	-	21.356	24.011
	4.257.466	6.133.595	6.900.625

14. PATRIMONIO

Capital social

El capital social actualizado de la Compañía comprende Bs. 22.940.094 de capital social nominal y Bs. 105.999.128 de actualización de capital.

El capital social legal de la Compañía está compuesto por 2.294.009.424 acciones comunes de Bs. 10 cada una, totalmente suscritas y pagadas.

Con fecha 25 de noviembre de 1996, la Junta Directiva aprobó decretar un dividendo en acciones por Bs. 11.470.047.120 mediante la capitalización parcial del saldo neto actualizado para futuros aumentos de capital resultante del enjugamiento de las cuentas de actualización de capital, resultado por exposición a la inflación (REI) y utilidades no distribuidas efectuado en 1996, de conformidad con la Publicación Técnica Número 14 (PT 14) emitida por la Federación de Colegios

de Contadores Públicos de Venezuela, emitiéndose 1.147.004.712 nuevas acciones comunes con valor nominal de Bs. 10 cada una. De acuerdo con lo resuelto por la Comisión Nacional de Valores, este aumento de capital fue distribuido como dividendo a los accionistas registrados en el libro de accionistas al 02 de enero de 1997, a fin de ser adjudicado y hacerse efectivo el 16 de enero de 1997.

Con fecha 14 de febrero de 2002, la Asamblea de Accionistas aprobó la reclasificación de la partida patrimonial "Saldos netos actualizados para futuros aumentos de capital" a "Saldo neto actualizado de utilidades retenidas para uso único de pagos de dividendos en acciones de la Compañía o de sus subsidiarias", todo de acuerdo con la autorización de la Comisión Nacional de Valores según oficio N° CNV-OP-033 del 04 de febrero de 2002.

Reserva legal

El Código de Comercio establece el apartado de un 5% de las ganancias netas de las compañías para establecer la reserva legal, hasta que ésta alcance por lo menos un 10% del capital social. Esta reserva no podrá distribuirse como dividendos.

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003 la reserva legal pertenece en su totalidad a Manufacturas de Papel, C.A. (MANPA) S.A.C.A..

Dividendos en efectivo (expresados en valores históricos a la fecha de la operación)

Con fecha 17 de marzo de 2005, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 10,00 por acción, para un total de Bs. 22.940.094.240.

Con fecha 26 de marzo de 2004, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 6,00 por acción, para un total de Bs. 13.764.056.544.Igualmente con fecha 01 de octubre de 2004, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Con fecha 25 de marzo de 2003, la Asamblea de Accionistas acordó decretar dividendos en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120. Igualmente con fecha 17 de

octubre de 2003, la Asamblea de Accionistas acordó decretar un dividendo extraordinario en efectivo de Bs. 5,00 por acción, para un total de Bs. 11.470.047.120.

Utilidades retenidas

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003 las utilidades retenidas incluyen Bs. (14.265) millones, Bs. (13.706) millones y Bs. 10.973 millones de utilidades retenidas (déficit) acumulado de las filiales, respectivamente, las cuales serán disponibles cuando las filiales las decreten como dividendos. La utilidad neta y las utilidades retenidas de Manufacturas de Papel, C.A. (MANPA), S.A.C.A., ascienden a Bs.16.096 millones y Bs. 58.344 millones al 30 de junio de 2005, Bs. 67.582 millones y Bs. 65.822 millones al 31 de diciembre de 2004 y Bs. 35.994 millones y Bs. 42.271 millones, al 31 de diciembre de 2003, respectivamente.

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003 la utilidad neta incluye Bs. 3.336 millones, Bs. 17.182 millones y Bs. 11.639 millones de gasto de impuesto sobre la renta de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., respectivamente.

15. CONTROL SOBRE INVERSIONES EXTRANJERAS (SIEX)

La Compañía es poseída en un 66,36% por inversionistas extranjeros.

El régimen legal vigente sobre inversiones extranjeras contempla, entre otras cosas, lo siguiente:

Los inversionistas extranjeros tienen iguales derechos y obligaciones que los inversionistas nacionales.

Las utilidades correspondientes a inversionistas extranjeros podrán ser remitidas al exterior sin limitaciones (Veáse Nota 17).

Los contratos de importación de tecnología y del uso y explotación de patentes y marcas deben ser registrados ante la SIEX dentro del plazo de sesenta (60) días continuos siguientes a su celebración.

16. ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA

Con fecha 21 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron suspender el comercio de divisas en el país durante cinco (5) días hábiles bancarios, según lo publicado en la Gaceta Oficial No. 37.614. Con fecha 27 de enero de 2003, el Ejecutivo Nacional y el Banco Central de Venezuela convinieron en prorrogar hasta el 5 de febrero de 2003 la suspensión antes indicada, según lo publicado en la Gaceta Oficial No. 37.618.

A partir de febrero de 2003, el Ejecutivo Nacional y el BCV han celebrado los convenios cambiarios números 1, 2, 3, 4 y 5, los cuales establecen el régimen para la administración de divisas, y el tipo de cambio que regirá las operaciones establecidas en dichos convenios. Entre otros aspectos, los mencionados convenios establecen lo siguiente:

El BCV centralizará la compra y venta de divisas en el país, en los términos establecidos en los convenios suscritos o por suscribirse.

Se crea la Comisión de Administración de Divisas (CADIVI), a la cual corresponde la coordinación, administración, control y establecimiento de requisitos, procedimientos y restricciones que requiera la ejecución de dicho convenio.

Se fijan los tipos de cambio a partir de la entrada en vigencia de los mencionados convenios en Bs. 1.596 por US$ 1,00 para la compra y Bs. 1.600 por US$ 1,00 para la venta.

Se regula el régimen para la adquisición en moneda nacional de títulos valores emitidos por la República en divisas, así como el régimen especial aplicable a los programas de financiamiento desarrollados por el Banco de Comercio Exterior (BANCOEX).

Se regulan las operaciones sujetas al régimen contemplado en el Convenio Cambiario N° 1 y llevadas a cabo a través del convenio de pagos y créditos recíprocos entre los bancos centrales de los países miembros de la Asociación Latinoamericana de Integración (ALADI).

Posteriormente, con fecha 06 de febrero de 2004, el Ejecutivo Nacional y el BCV modificaron el convenio cambiario N° 2 donde se fija la tasa de cambio en Bs. 1.915,20 por US$ 1,00 para la compra y Bs. 1.920 por US$ 1,00 para la venta. Asimismo, el Convenio establece la liquidación a

las tasas de cambio establecidas en el Convenio anterior, para algunas operaciones de compra y venta de divisas pendientes de liquidación, y algunas en tránsito efectuadas por los operadores cambiarios.

Con fecha 2 de marzo de 2005, el Ejecutivo Nacional y el Banco Central de Venezuela sustituyeron el Convenio Cambiario número 2 del 5 de febrero de 2004, fijando los tipos de cambio a partir de la entrada en vigencia del nuevo Convenio Cambiario en Bs. 2.144,60 por US$ 1,00 para la compra, y Bs. 2.150,00 por US$ 1,00 para la venta. Así mismo, el nuevo Convenio establece la liquidación a las tasas de cambio establecidas en el Convenio anterior, para algunas operaciones de compra y venta de divisas pendientes de liquidación, y algunas en tránsito efectuadas por los operadores cambiarios.

De acuerdo con lo establecido en el mencionado régimen, el Presidente de la República, en Consejo de Ministros, aprobará los lineamientos generales para la distribución del monto de divisas a ser destinado al mercado cambiario, oída la opinión de CADIVI, de acuerdo con la disponibilidad de divisas que se establecerá en aplicación del convenio cambiario; adicionalmente, establece, entre otros, que la adquisición de divisas estará sujeta a la previa inscripción del interesado en los registros de usuarios y a la autorización para participar en el régimen cambiario, con los documentos y demás recaudos a ser establecidos por CADIVI.

Hasta la fecha, CADIVI ha emitido varias normativas relacionadas con los registros, lineamientos, requisitos y condiciones relativas al régimen de administración de divisas. La Compañía ha efectuado los trámites necesarios para acceder a las divisas destinadas al pago de sus obligaciones en moneda extranjera. Al 31 de diciembre de 2003, la Compañía ha solicitado y se encuentra a la espera de aprobación por US$ 1.054 mil correspondientes al saldo de la deuda externa en moneda extranjera al 22 de enero de 2003. Asimismo la Compañía ha solicitado divisas por concepto de importaciones y/o deuda vía transitoriedad por US$ 13.228 mil, de los cuales ha obtenido la aprobación por US$ 9.737 mil, y ha solicitado divisas por concepto de importaciones por US$ 12.471 mil de las cuales se ha obtenido la aprobación por US$ 7.439 mil.

A la fecha de este informe de preparación, la obtención de las divisas necesarias para las operaciones en moneda extranjera que efectúa la Compañía en el curso normal de sus operaciones dependerá: (1) de la aprobación de los registros y solicitudes efectuadas ante las

instituciones respectivas; (2) de la disponibilidad de divisas que se establecerá en la aplicación de la Normativa antes indicada; y (3) de las acciones de la Compañía para obtener acceso a aquellas divisas necesarias no solicitadas ante las instituciones respectivas, o de aquellas cuyas solicitudes sean rechazadas por dichas instituciones.

A continuación se describen los activos y pasivos monetarios consolidados en moneda extranjera al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003 (incluyendo los de las filiales del exterior), registrados en bolívares a la tasa de cambio de Bs. 2.150,00, Bs. 1.920, Bs. 1.600 por US$ 1,00, respectivamente, de acuerdo con el control de cambios y el mercado libre de divisas, respectivamente (en miles de dólares estadounidenses):

	Al 30-06	**Al 31 de diciembre**	
	2005	**2004**	**2003**
Activo:			
Efectivo e inversiones temporales	7.010	10.836	7.238
Cuentas por cobrar comerciales	5.010	8.937	5.865
Cuentas por cobrar compañías relacionadas	670	728	101
Depósitos dados en garantía	3.500	1.319	1.000
Anticipos a proveedores y deudores diversos	3.581	1.556	1.005
	19.771	23.376	15.209
Pasivo:			
Pagarés y sobregiros bancarios	-	1.295	764
Cuentas por pagar comerciales	19.562	11.027	17.524
Cuentas por pagar compañías relacionadas	-	-	364
Gastos acumulados por pagar y otras	1.634	1.736	1.102
	21.196	14.058	19.754

17. CONCENTRACION DE RIESGOS DE CREDITO

Los instrumentos financieros que someten parcialmente a la Compañía a concentraciones de riesgo de crédito consisten principalmente en inversiones temporales en efectivo y cuentas por cobrar comerciales. La Compañía coloca sus inversiones temporales en distintas instituciones financieras y por política limita el monto de riesgo de crédito. Las concentraciones de riesgo de crédito con respecto a cuentas por cobrar comerciales son limitadas debido al gran número de clientes que posee la Compañía. Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003, la Compañía no posee concentraciones significativas de riesgos de crédito distintas a las anteriormente señaladas.

18. INFORMACION SOBRE OPERACIONES

Las ventas de exportación al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003 representan aproximadamente el 9,7%, 8,9% y 4,6% de las ventas netas consolidadas, respectivamente. La Compañía no posee clientes que de manera individual representen un 10% o más de sus ganancias.

19. COMPROMISOS Y CONTINGENCIAS

Fianzas y garantías otorgadas

Para garantizar obligaciones, la Compañía ha otorgado fianzas a favor de instituciones bancarias por un monto de Bs. 26 millones. Asimismo, la Compañía ha otorgado fianzas a favor de la Comisión de Administración de Divisas (CADIVI) por un monto de US$ 428 mil y Euros 2.702 mil.

En virtud del contrato de venta de los activos relacionados con los proyectos forestales, la filial Inmuebles 310350, C.A. se constituyó en fiadora solidaria y principal pagadora de la Compañía frente al comprador para garantizarle a este último todas y cada una de las obligaciones asumidas por la Compañía. A la fecha, dicha fianza queda limitada a la cantidad de US$ 1.000.000, y al 30 de abril de 2005 se reducirá a US$ 350.000, venciéndose definitivamente dicha fianza. A efectos de garantizar la fianza antes señalada, la filial constituyó una hipoteca de primer grado a favor del comprador hasta por la cantidad de US$ 3 millones, sobre inmuebles de su propiedad constituidos por las plantas 4 y 5 de la Torre Country Club; así mismo se ha convenido que en el caso de venta de los inmuebles gravados, esta garantía será sustituida por una garantía sobre títulos valores cotizados en la Bolsa de Valores de Caracas.

Cartas de crédito abiertas

La Compañía ha solicitado la apertura de cartas de crédito con instituciones financieras para la adquisición de materias primas y suministros. Al 30 de Junio de 2005, las cartas de crédito abiertas por estos conceptos alcanzan US$ 10.466 mil. (Bs. 22.502 millones).

Contingencias

Cursan por ante los tribunales del país ciertas demandas fiscales, civiles y laborales en contra de la Compañía, por Bs. 8.002 millones aproximadamente, y para los cuales se han efectuado los escritos de descargo correspondientes. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar estas demandas, y estiman que la resolución final de las mismas no tendrá efectos importantes sobre los estados financieros consolidados.

Al 31 de diciembre de 2004 y 2003, se encuentran en espera de decisión ante el Tribunal Supremo de Justicia los recursos de reintegro de divisas al Banco Central de Venezuela por US$ 0.5 millones introducidos por el Ministerio de Hacienda (actualmente Ministerio de Finanzas). La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Con fecha 26 de agosto de 2003, la Compañía fue notificada de un procedimiento administrativo por parte de la Dirección de Inspección y Fiscalización del Ministerio de Finanzas, por incumplimiento en la entrega de los comprobantes de venta de divisas al Banco Central de Venezuela por las exportaciones realizadas durante la vigencia del control de cambio (1994 – 1996), por un monto de US$ 5,3 millones, correspondiente al 90% del valor FOB de las declaraciones de aduana. La Compañía y sus asesores legales son de la opinión de que existen suficientes méritos para argumentar este asunto, y estiman que la resolución final del mismo no tendrá efectos importantes sobre los estados financieros consolidados.

Régimen de Admisión Temporal para Perfeccionamiento Activo

La Compañía ha contratado fianzas para garantizar el cumplimiento de las obligaciones y condiciones aduaneras relativas a la introducción de mercancías para operaciones de admisión temporal para el perfeccionamiento activo. Al 31 de diciembre de 2004, las fianzas pendientes de liberación a favor del Fisco nacional ascienden a Bs. 103,4 millones.

De acuerdo con las disposiciones contenidas en la Ley Orgánica de Aduanas y su reglamento, el incumplimiento de las obligaciones y condiciones bajo las cuales fue otorgada dicha operación será sancionada con multa igual al doble del valor total de la mercancía; en el mismo sentido, la falta de re-exportación o nacionalización legal dentro del plazo vigente o su utilización o destrucción para fines diferentes serán penados con multa equivalente al valor total de las mercancías.

2005 ... 47

Comisión Nacional de Valores

Resolución Nro. 016-86 del 27 de enero de 1987

a) Detalle de los saldos de las cuentas y transacciones importantes en moneda extranjera, incluidas en los estados financieros auditados para los años 2.004, 2.003 y los estados financieros interinos para el periodo finalizado el 30 de Junio de 2005.

(En miles de US$)

	Al 30-06 2005	**Al 31 de diciembre 2004**	**2003**
Activo:			
Efectivo e inversiones temporales	7.010	10.836	7.238
Cuentas por cobrar comerciales	5.010	8.937	5.865
Cuentas por cobrar compañías relacionadas	670	728	101
Depósitos dados en garantía	3.500	1.319	1.000
Anticipos a proveedores y deudores diversos	3.581	1.556	1.005
	19.771	23.376	15.209
Pasivo:			
Pagarés y sobregiros bancarios	-	1.295	764
Cuentas por pagar comerciales	19.562	11.027	17.524
Cuentas por pagar compañías relacionadas	-	-	364
Gastos acumulados por pagar y otras	1.634	1.736	1.102
	21.196	14.058	19.754

b) Importe de los ajustes durante el ejercicio a las cuentas de inventario, activos fijos, inversiones y cargos diferidos, hecho de acuerdo a los principios de contabilidad generalmente aceptados en Venezuela.

Las cuentas de inventario, activos fijos, inversiones y cargos diferidos, no sufrieron ajustes durante el ejercicio, a excepción de los registros de depreciación de los activos fijos y amortización de los cargos diferidos y de la plusvalía de las inversiones.

c) En adición al costo original de los inventarios, activos fijos e inversiones, indicar separadamente monto de los ajustes hechos a las respectivas cuentas por diferencia en cambio capitalizado.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. ha registrado sus inventarios y activos fijos al costo y no se ha efectuado ningún ajuste sobre éstos por concepto de diferencias en cambio.

d) Los tipos de cambio utilizados para convertir los saldos en monedas extranjeras.

Las transacciones en moneda extranjera se registran a la tasa de cambio existente a la fecha de la operación. Los saldos en moneda extranjera han sido registrados a los siguientes tipos de cambio:

Al cierre del 31 de Diciembre de 2.003: Bs. 1.600,00 * US$
Al cierre del 31 de Diciembre de 2.004: Bs. 1.920,00 * US$
Al cierre del 30 de Junio de 2.004: Bs. 2.150,00 * US$

e) El monto de las ganancias o pérdidas por fluctuaciones cambiarías.

Para el período comprendido entre el 01-01-05 hasta el 30-06-05 y para los años 2.004 y 2.003 la utilidad o pérdida cambiaría expresada en moneda constante son las siguientes:

30 de Junio 2005	31 de Diciembre 2004	31 de Diciembre 2003
Utilidad Cambiaría	Utilidad Cambiaría	Pérdida Cambiaría
4.621.982	3.696.148	3.709.424

f) Detalles relacionados con los montos registrados como cargos diferidos, con indicación de la metodología de cálculo utilizada.

Al 30 de junio de 2005 y al 31 de diciembre de 2004 y 2003 , los cargos diferidos y otros activos están conformados principalmente por marcas de comercio poseídas por una filial del exterior los cuales ascienden a Bs. 1.001 millones, Bs. 1.038 millones y Bs. 1.114 millones, respectivamente, neto de amortización acumulada por Bs. 407,3 millones, Bs. 370,3 millones y Bs. 294,3 millones, respectivamente, las cuales se amortizan en un período de veinte (20) años.

g) Políticas de depreciación y amortización del ajuste a los activos, e importe registrado con cargo a los resultados del ejercicio.

Las propiedades, planta y equipos (excluyendo el mobiliario y equipo) se presentan a los valores de avalúos efectuados por tasadores independientes especializados en la industria, actualizados a la fecha de cierre de los estados financieros de acuerdo con la metodología establecida por la Comisión Nacional de Valores, en cuanto a la utilización de índices de devaluación para las maquinarias y equipos e índices de inflación para el resto de los activos. Estos avalúos no tienen una antigüedad superior a tres (3) años.

El mobiliario, equipo y las adquisiciones posteriores a la fecha de los avalúos fueron actualizados por inflación tomando en consideración la fecha de origen con base al IPC de esa fecha.

La depreciación se calcula con base al método de línea recta sobre la vida útil originalmente estimada de los distintos activos.

Los desembolsos por mantenimiento y reparaciones son cargados a los resultados en el año en que se incurren, mientras que aquellos por renovación o mejoras son capitalizados.

Las propiedades y equipos vendidos y posteriormente arrendados con opción de compra han sido registrados como activos y las obligaciones correspondientes se han registrado como un pasivo. Los resultados obtenidos en las ventas con arrendamiento posterior son diferidos y amortizados durante la vida útil de los activos respectivos. Aquellos resultados obtenidos por este tipo de transacciones bajo el ámbito de entrada en vigencia de la Declaración de Principios de Contabilidad Nº 14 (DPC-14) emitida por la Federación de Colegios de Contadores Públicos de Venezuela, son diferidos y amortizados durante la vigencia del contrato correspondiente. Las propiedades y equipos así registrados, se deprecian por el método y base anteriormente señalados.

Las propiedades y equipos al 31 de diciembre de 2002 y 2001 expresados en costos corrientes a esas fechas, fueron reexpresados en bolívares constantes del 31 de diciembre de 2004 mediante la aplicación de la variación anual en el Índice de Precios al Consumidor (IPC), excepto por la porción de filiales domiciliadas en el exterior, la cual se presenta sin los efectos por inflación de la economía venezolana.

La porción de la tasa de interés que excede a la tasa de inflación aplicable a desembolsos relacionados con proyectos de inversión es capitalizada como costo adicional de las construcciones en proceso. Esta porción es amortizada en función a la vida útil aplicable a los activos adquiridos

Para el período comprendido entre 01/01/05 y el 30/06/05 y para los años 2004 y 2003 el cargo por concepto de gasto por depreciación de los activos fijos expresados en moneda constante al 30 de junio de 2005 son los siguientes:

30 de Junio 2.005	31 de Diciembre 2.004	31 de Diciembre 2.003
9.500.492	18.841.132	19.103.262

Saldos expresados en bolívares constantes.

h) Cualesquiera otros compromisos y transacciones en moneda extranjera.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. no tiene ningún compromiso o transacción de relevancia que no se haya revelado en puntos anteriores.

3.3 Relaciones Financieras (Reexpresado en moneda Constante)

Reexpresado en Moneda Constante			
INDICADOR	**Cierre al 30-06-05**	**Cierre al 31-12-04**	**Cierre al 31-12-03**
AC / PC	1,79	2,09	1,63
Efect. / PC	0,30	0,32	0,17
PC / Pat.	0,18	0,14	0,17
PT / Pat	0,20	0,16	0,19

Leyenda:

AC: Activo Circulante
PC: Pasivo Circulante
Efect.: Efectivo
Pat.: Patrimonio
PT: Pasivo Total

3.4. Dictámenes de las Sociedades Calificadoras de Riesgo.

4. INFORMACION COMPLEMENTARIA

La Información adicional sobre la emisión puede obtenerse en las oficinas de MANPA, ubicadas en la Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, a través de las siguientes personas:

- JUAN ANTONIO LOVERA — Telf.: 901.23.25 / 23.35
jlovera@manpa.com.ve

- LETICIA LEVEL — Telf.: 901.22.45
llevel@manpa.com.ve

"LOS RESPONSABLES QUE SUSCRIBEN, DECLARAN QUE CONJUNTA E INDIVIDUALMENTE ACEPTAN, A TODOS LOS FINES LEGALES CONSIGUIENTES, LA RESPONSABILIDAD DEL CONTENIDO DEL PRESENTE PROSPECTO Y QUE EL MISMO ES VERDADERO Y NO CONTIENE INFORMACION QUE PUEDA INDUCIR A ERROR AL PUBLICO Y QUE NO CONOCEN NINGUN OTRO HECHO O INFORMACION IMPORTANTE CUYA OMISION PUDIERE ALTERAR LA APRECIACION QUE SE HAGA POR PARTE DEL PUBLICO DEL CONTENIDO DE ESTE PROSPECTO."

PERSONAS RESPONSABLES DEL CONTENIDO DEL PROSPECTO:

- JUAN ANTONIO LOVERA — ***C.I. N° 5.534.882***
Vicepresidente Corporativo de Finanzas

- LETICIA LEVEL — ***C.I. N° 6.401.405***
Gerente de Planificación Corporativa

DIRECCION: Av. Francisco de Miranda, Torre Country Club, Piso N° 11, Chacaíto

TELEFONOS: 901.23.35

FAX: 901.23.17

INDICE GENERAL

Manufacturas de Papel, C.A., (MANPA) S.A.C.A

EMISION DE PAPELES COMERCIALES AL PORTADOR
-2005-
Monto Máximo Autorizado: Bs. 10.000.000.000,00

Coordinador:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A

Teléfonos (043) 352011 352012 352233
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258
Teléfono (043) 468179 - 350880
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416
MANPA
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010. A Venezuela
Teléfono (02) 9012311

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
F -02 07324985
1000 Mil Bolívares

REPUBLICA BOLIVARIANA DE VENEZUELA
SENIAT
F -02 07324369
1000 Mil Bolívares
Nombre del solicitante: MANUFACTURAS DE PAPEL C.A.
Número de identificación:
Fecha:
Concepto:

CARACAS, 22 DE AGOSTO DE 2.005

CIUDADANO
PRESIDENTE Y DEMAS MIEMBROS
DEL DIRECTORIO DE LA COMISION
NACIONAL DE VALORES
SU DESPACHO

ESTIMADO SEÑORES:

YO, JUAN ANTONIO LOVERA, VENEZOLANO, CASADO, MAYOR DE EDAD, DOMICILIADO EN CARACAS, DE PROFESION ADMINISTRADOR, TITULAR DE LA CEDULA DE IDENTIDAD Nº 5.534.882, ACTUANDO EN REPRESENTACION DE MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., SOCIEDAD MERCANTIL DOMICILIADA EN LA CIUDAD DE CARACAS, INSCRITA POR ANTE EL REGISTRO MERCANTIL A CARGO DEL ANTIGUO JUZGADO DE PRIMERA INSTANCIA EN LO MERCANTIL DEL DISTRITO FEDERAL EN FECHA 31 DE MARZO DE 1950, BAJO EL NUMERO 379, TOMO 1-B (EXPEDIENTE Nº 3.251). SU ÚLTIMA MODIFICACIÓN DE ESTATUTOS FUE INSCRITA EN EL REGISTRO MERCANTIL PRIMERO DE LA CIRCUNSCRIPCIÓN JUDICIAL DEL DISTRITO FEDERAL Y ESTADO MIRANDA EL 14 DE JULIO 1999, BAJO EL Nº 35 TOMO 141-A-PRO., SUFICIENTEMENTE AUTORIZADO PARA ESTE ACTO POR LA JUNTA DIRECTIVA DE LA SOCIEDAD EN SU SESION DEL 29 DE JULIO DE 2005. SOLICITO FORMALMENTE EN NOMBRE DE MI REPRESENTADA, AUTORIZACION PARA REALIZAR OFERTA PUBLICA DE PAPELES COMERCIALES HASTA POR UN MONTO DE DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000,oo).

ASIMISMO, SOLICITO LA INSCRIPCION EN EL REGISTRO NACIONAL DE VALORES DEL ACUERDO DE LA JUNTA DIRECTIVA DE LA SOCIEDAD EN SU SESION DEL 29 DE JULIO DE 2005 , DONDE SE AUTORIZA EMITIR PAPELES COMERCIALES HASTA POR UN MONTO DE DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000,00), DE CONFORMIDAD CON LO APROBADO EN LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE FECHA 17 DE MARZO DE 2005 EN DONDE SE AUTORIZO A LA JUNTA DIRECTIVA DE LA SOCIEDAD PARA EMITIR PAPELES COMERCIALES HASTA POR LA CANTIDAD DE QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,00).

Molino Papel Escribir Imprimir Embalar
Teléfonos (043) 352011 352012 352233
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258
Resmas, Resmillas y Formas Contínuas
Teléfono (043) 468179 - 350880
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416

MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 101 0. A Venezuel
Teléfono (02) 9012311

EL SUSCRITO DECLARA QUE:

- TODA INFORMACION ANEXA ES VERIDICA Y QUE NO SE HA OMITIDO NINGUNA INFORMACION PARA LA PREPARACION DE DICHOS RECAUDOS.

- NOS COMPROMETEMOS A NOTIFICAR A LA COMISION NACIONAL DE VALORES, CUALQUIER HECHO DE IMPORTANCIA RELACIONADO CON ESTA INFORMACIÓN QUE OCURRA DURANTE EL PERIODO DE COLOCACION DE LA EMISION.

- NOS COMPROMETEMOS A NOTIFICAR A LA COMISION NACIONAL DE VALORES, LOS RESULTADOS DEFINITIVOS DE LA EMISION UNA VEZ CONCLUIDO SU COLOCACION.

- NOS COMPROMETEMOS A ENVIAR A LA COMISION NACIONAL DE VALORES CUALQUIER INFORMACION QUE ESTA SOLICITE INCLUYENDO LA QUE PERIODICAMENTE SE REQUIERA DE LAS ENTIDADES CUYOS TITULOS VALORES SON OBJETO DE OFERTA PUBLICA

A TAL EFECTO, ANEXO A LA PRESENTE ENCONTRARAN LA INFORMACION QUE A CONTINUACION SE DETALLA DE ACUERDO A LO ESTABLECIDO EN EL INSTRUCTIVO:

- ♦ COPIA CERTIFICADA DE LA JUNTA DIRECTIVA QUE AUTORIZA LA EMISION DE PAPELES COMERCIALES, Y LA REPRESENTACION DE LA PERSONA QUE SUSCRIBE LA PRESENTE SOLICITUD Y LAS FIRMAS DE LOS TITULOS CORRESPONDIENTES A LA EMISION.

- ♦ COPIA CERTIFICADA DE LA JUNTA DIRECTIVA DONDE SE DESIGNA VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL COMO REPRESENTANTE COMUN DE LA EMSION DE PAPELES COMERCIALES .

- ♦ COPIA DEL ACTA DE LA ASAMBLEA GENERAL ORDINARIA DE ACCIONISTAS DE FECHA 17 DE MARZO DE 2005.

- ♦ MODELO DEL TITULO UNICO.

- ♦ MODELO DEL AVISO DE PRENSA.

- MODELO DEL CERTIFICADO DE CUSTODIA.
- MODELO DE CONTRATO DE AGENTE DE COLOCACION.
- MODELO DE CONTRATO DE AGENTE CUSTODIO.
- MODELO DE CONTRATO DE REPRESENTANTE COMUN.
- CARTA EMITIDA POR EL VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL, ACEPTANDO ACTUAR COMO REPRESENTANTE COMUN PARA LA EMISION 2.005-I Y DONDE CERTIFICA QUE NO EXISTE CONFLICTO DE INTERESES ENTRE LA EMPRESA Y EL REPRESENTANTE COMUN.
- CARTA EMITIDA POR MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. SOLICITANDO LA APROBACION ANTE LA COMISION NACIONAL DE VALORES DEL REPRESENTANTE COMUN DESIGNADO.
- VERSION PRELIMINAR DEL PROSPECTO DE OFERTA PUBLICA.
- INFORMACION ADICIONAL NO REQUERIDA EN EL PROSPECTO.

SIN MAS POR LOS MOMENTOS Y AGRADECIENDO DE ANTEMANO SU ATENCION POR LA PRESENTE.

ATENTAMENTE,

JUAN ANTONIO LOVERA
V.P CORPORATIVO DE FINANZAS
jlovera@manpa.com.ve
Telefóno: 901.23.35 fax:901.23.17

CONTRATO DE COLOCACION

Entre, **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.,** fundada en 1950, domiciliada en Caracas, cuya acta constitutiva y estatutos sociales fueron inscritos en el Registro de Comercio llevado por el entonces Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B (Expediente N° 3.251) y cuya última modificación a sus estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda (hoy Distrito Capital), el 14 de Julio de 1999, bajo el N° 35, Tomo 141-A Pro, representada en este acto por el Sr. **JUAN ANTONIO LOVERA V.**, venezolano, mayor de edad, domiciliado en Caracas, titular de la cédula de identidad **N° 5.534.882**, procediendo en su carácter de **Vicepresidente Corporativo de Finanzas** y suficientemente facultado para este acto como consta en Acta de Junta Directiva N° 934 del 29 de julio de 2.005, que en lo sucesivo se denominará " **EL EMISOR** ", por una parte y por la otra XXXXXXXXXXXXXXXXXXXXXX quien en lo adelante, y a los efectos del presente contrato se denomina **"EL AGENTE DE COLOCACION";** se ha convenido celebrar el presente contrato de colocación, que se rige por las siguiente cláusulas:

PRIMERA: Acuerdo de Emisión y sus Características

La Asamblea General Ordinaria de Accionistas de "**EL EMISOR**" celebrada el 17 de Marzo de 2005, autorizo la emisión de papeles comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,00). En este sentido, la Junta Directiva en su reunión No. 934 de fecha 29 de Julio de 2005, haciendo uso de las facultades conferidas por la referida Asamblea de Accionistas, fijó el monto de la emisión de Papeles Comerciales en hasta DIEZ MIL MILLONES DE BOLIVARES (BS. 10.000.000.000,00), cuyas características serán especificadas en la emisión de cada serie que será publicada en un diario de alta circulación nacional. La presente emisión fue autorizada e inscrita en el Registro Nacional de Valores el día xxx de xxxx de xxxx bajo la Resolución No. XXXXX

SEGUNDA: Vigencia

Este contrato entrará en vigencia a la fecha de su firma y se mantendrá en vigencia hasta tanto hayan sido pagados todos los Certificados de Custodia negociables de cada una de las series con base a la autorización otorgada por la Comisión Nacional de Valores el día XXXX, bajo la Resolución No. XXXXX.

TERCERA: Atribuciones de los Agentes de Colocación

"EL EMISOR" autoriza y faculta a XXXXXXXX. para actuar como **"AGENTE DE COLOCACIÓN"** y para designar, si fuere necesario, a otros "Corredores Públicos de Títulos Valores" de las series que se emitan con base a la autorización señalada en la Cláusula anterior. A tales efectos **"EL AGENTE DE COLOCACIÓN"** estará encargado de:

a.- Procurar en Base a Mayores Esfuerzos o cualquier modalidad que fijen las partes, la Colocación del monto de cada serie de Papeles Comerciales, en la proporción que le correspondiere.

b.- Efectuar cualquier trámite que se necesitara para la eficiente colocación del monto asignado en cada serie.

c.- De conformidad a lo establecido en las **Normas sobre la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales Aplicables al Mercado de Capitales Venezolano,** dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 36.411 de fecha 11 de Marzo de 1998, **"EL AGENTE DE COLOCACION"** se compromete a llevar el registro de las personas naturales y jurídicas que adquieren cualesquiera de las series de papeles comerciales relativas a esta emisión, de conformidad a lo establecido en los Artículos 3 y 4 de las mencionadas normas y deberá estar a disposición de **"EL EMISOR"** una vez culminado el período de colocación, en caso de que le sea requerido.

"EL AGENTE DE COLOCACION" estará exceptuado de llevar este registro, cuando **EL EMISOR** efectúe directamente la colocación primaria de cualesquiera de las series, en cuyo caso será obligación de **"EL EMISOR",** llevar el registro de las personas naturales y jurídicas que adquieran las series de papeles comerciales relacionadas con la presente emisión, tal y como lo establece las **Normas sobre la Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales Aplicables al Mercado de Capitales Venezolano.**

CUARTA: Legitimación de Capitales

"EL AGENTE DE COLOCACION" se obliga a cumplir con las disposiciones contenidas el las **Normas sobre la Prevención, Control y Fiscalización de la Operaciones de Legitimación de Capitales en el Mercado de Capitales Venezolano** dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 36.411 de fecha 11 de Marzo de 1998.

QUINTA: Trámites y Gastos del Emisor

1. Las partes convienen expresamente en que la solicitud de autorización para hacer oferta pública de la referida emisión, será elaborada y tramitada por **"EL EMISOR"** ante la Comisión Nacional de Valores.

2. Las partes convienen en que los gastos correspondientes a impresión de los prospectos, impresión de los títulos únicos de cada serie y publicidad relativa a la colocación de las emisiones, estarán a cargo de **"EL EMISOR"**.
3. Los gastos en que incurra **"EL AGENTE DE COLOCACION"** por cuenta de **"EL EMISOR"** requerirán la previa autorización de ésta.

SEXTA: Sistema de Colocación

"EL AGENTE DE COLOCACION" se compromete a procurar la colocación primaria de las series a que se refiere el presente contrato, mediante el sistema de "Colocación a Mayores Esfuerzos" o cualquier modalidad que fijen las partes y se anunciará en el aviso de prensa, el cual se encuentra definido en el Artículo 1°, Numeral 10, de las "Normas Relativas a la Oferta Pública y Colocación Primaria de Títulos Valores y a la Publicidad de las Emisiones".

"EL AGENTE DE COLOCACION" se obliga a dar cumplimiento a todas las disposiciones aplicables que se deriven de las citadas Normas para la colocación primaria de los papeles comerciales a los cuales se refiere este contrato, así como a las cláusulas contenidas en el presente convenio. En la oportunidad de cada serie, **"EL EMISOR"** deberá emitir un Título Unico por el monto efectivamente colocado, el cual permanecerá en custodia de **"EL EMISOR"** que actuará como Agente de Pago para cada serie, lo cual será especificado en el aviso de prensa correspondiente. En el momento de efectuarse la venta, **"EL AGENTE DE COLOCACION"** deberá entregar a cada inversionista un recibo de caja el cual deberá ser canjeado por un certificado de custodia negociable emitido por **"EL EMISOR"** en su carácter de Custodio del Título Unico que conforma cada serie.

SEPTIMA: Distribución, Plazo y Forma

"EL AGENTE DE COLOCACION" comenzará a colocar el monto total de cada serie en la oportunidad en que sean publicados los avisos de prensa participando la emisión de cada serie.

En la contratación que celebre "**EL AGENTE DE COLOCACION**" con otros Agentes de Colocación según lo previsto en la cláusula segunda, deberá establecerse: Diariamente las Sociedades de Corretaje de títulos valores, depositarán en la cuenta que "**EL EMISOR**" le haya indicado previamente y por escrito a "**EL AGENTE DE COLOCACION**" los fondos recaudados por sus ventas y enviarán a "**EL AGENTE DE COLOCACION**" conjuntamente con los comprobantes de los depósitos Bancarios el formulario diseñado por este último, en el cual se especificarán los montos colocados, así como otros datos relativos a dichas colocaciones.

Los fondos deberán ser entregados a "**EL EMISOR**" el día de la fecha valor de la venta, mediante depósito de los mismos en la cuenta, que a tal efecto, **"EL EMISOR"** le haya indicado previamente y por escrito a **"EL AGENTE DE COLOCACION".**

OCTAVA: Comisiones

"**EL AGENTE DE COLOCACION**" percibirá por los servicios prestados conforme al presente contrato, una comisión de **XXX%** en caso de inversionistas **personas jurídicas** y de **XXX%** en caso de inversionistas **personas naturales**, por año sobre el monto total efectivamente por ellos colocado de la emisión autorizada por la Comisión Nacional de Valores, la cual será cancelada de la forma siguiente:

- Dicha comisión será pagada por **"EL EMISOR"** al finalizar el período de colocación de cada serie o cuando la serie esté totalmente colocada, lo primero que ocurra, una vez retenido el impuesto sobre la renta correspondiente.

Queda expresamente convenido que **"EL AGENTE DE COLOCACION"** enviará a **"EL EMISOR"** la factura especificando el Impuesto al Valor Agregado, actualmente equivalente al quince por ciento (15,00 %), una vez enterado, calculado sobre el monto a cancelar a **"EL AGENTE DE COLOCACION"** de conformidad con lo establecido en el Decreto de Ley que establece el Impuesto al Valor Agregado publicado en la Gaceta Oficial de la República Bolivariana de Venezuela Nº 37.999, de fecha once (11) de Agosto de 2.004. Quedando expresamente entendido que el pago de la comisión a **"EL AGENTE DE COLOCACION",** se efectúa por los servicios que presta al Emisor de acuerdo a este contrato.

NOVENA: Indemnización

"EL EMISOR" se obliga a mantener a salvo la responsabilidad de **"EL AGENTE DE COLOCACION",** por cualquier reclamación que pudiese existir, por haber sido incorrecta, insuficiente o falsa la información publicada, derivada, generada y/o autorizada por **"EL EMISOR"** relacionada con la emisión de Papeles Comerciales a que hace referencia la Cláusula Primera. En consecuencia, **"EL EMISOR"** se compromete a indemnizar a **"EL AGENTE DE COLOCACION"** por cualquier perjuicio que las circunstancias antes mencionadas pudieran haberle causado.

DECIMA: Arbitraje y Domicilio

Todas las controversias que se susciten en relación con el presente contrato deberán ser resueltas definitivamente a través de arbitraje, de conformidad con el Reglamento de Arbitraje del Centro de Arbitraje de la Cámara de Comercio de Caracas, que se encuentre vigente para la fecha de la controversia, por uno o más árbitros nombrados de acuerdo con dicho Reglamento.

Las citaciones o notificaciones a que haya lugar con ocasión de cualquier procedimiento arbitral que se inicie conforme al procedimiento arbitral aquí contenido, deberán efectuarse en la forma señalada en el Reglamento del Centro de Arbitraje de la Cámara de Comercio de Caracas, en las direcciones indicadas al final de este contrato.

Ambas partes eligen a la ciudad de Caracas como domicilio especial y exclusivo, para todos los fines de este contrato.

Las direcciones de notificación de las partes son las siguientes:

"EL EMISOR": Av. Francisco de Miranda, Torre Country Club, piso 11, Chacaíto.

"EL AGENTE DE COLOCACION": xxxxxxxx xxxxxxxxxxxxxx xxxxxxx xxxxxx.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de autenticación.

MANPA

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Pagado: Bs. 22.940.094.240,oo
Capital Suscrito: Bs. 22.940.094.240,oo

PAPEL COMERCIAL AL PORTADOR
TITULO UNICO - SERIE I
EMISION 2005-I

Lugar y Fecha de Emisión: Caracas, xxxxxxxxxxxxxxxx
Fecha de Vencimiento: Caracas, xxxxxxxxxxxxxxxx

Tasa de Rendimiento: XXXXXX %

Titulo colocado a (valor par, descuento o con prima)

Valor Nominal Bs. xxxxxxxxxxxxxx

Por valor recibido, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., (El Emisor) se compromete formal e incondicionalmente a pagar al portador de este título la cantidad de: XXXXXXXXXXXXX DE BOLIVARES (Bs. XXXXXXXXXXXXX) a su fecha de vencimiento y en la forma especificada en el aviso de prensa respectivo contra presentación del presente título en las oficinas de Manufacturas de Papel, C.A. (MANPA) S.A.C.A., en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas, Teléfono: 901-23-35.

El presente TITULO UNICO corresponde a la serie 1 de la emisión de Papeles Comerciales 2005-I de Manufacturas de Papel, C.A (MANPA) S.A.C.A. por un monto máximo de Diez Mil Millones de Bolívares (Bs. 10.000.000.000,oo), sobre el cual serán emitidos Certificados de Custodia Negociables.

La emisión fue aprobada por la Asamblea General de Accionistas celebrada el 17 de Marzo de 2005 y fue autorizada por la Comisión Nacional de Valores el XXX de XXXX de 2.005, según Resolución N° XXXXX e inscrita en el Registro Nacional de Valores en fecha XX de XXXXX de 2.005. Esta emisión tendrá una vigencia de un (1) año calendario , contado a partir del día siguiente a la fecha de emisión de la primera serie.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., es una sociedad mercantil domiciliada en la ciudad de Caracas, inscrita por ante el Registro Mercantil a cargo del antiguo Juzgado de Primera Instancia en lo Mercantil del Distrito Federal en fecha 31 de marzo de 1950, bajo el No. 379, Tomo 1-B, (Expediente N° 3.251). Su última modificación de estatutos fue inscrita en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda, el 14 de Julio de 1999, bajo el N° 35, Tomo 141 - A Pro.

QUEDA ENTENDIDO QUE EL PRESENTE TITULO ESTARA SUJETO A LO ESTABLECIDO EN EL ARTICULO 322 DEL CODIGO PENAL VENEZOLANO EL CUAL ESTABLECE LA RESPONSABILIDAD PENAL PARA AQUEL QUE FALSIFICARE O ALTERARE TOTAL O PARCIALMENTE EL PRESENTE DOCUMENTO.

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.
CENTRO LIDO TORRE D PISO 4 OFICINA HQ, CARACAS
REPRESENTANTE LEGAL: OTTO RIVERO (905 63 83) Categoría A; XXXXXXXXX
CLASIFICADORES ASOCIADOS S&S, C.A
CENTRO LETONIA PISO 12 OFICINA 126, CARACAS
REPRESENTANTE LEGAL: EDUARDO GRASSO (266.38.54) Categoría A; XXXXXXXXX
Esta calificación deberá ser revisada cada seis (6) meses.

Por Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Firma Autorizada Firma Autorizada

CONTRATO DE AGENTE CUSTODIO

Entre **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Juzgado de Primera Instancia del Distrito Federal el 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, siendo su última modificación la inscrita por ante en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda (hoy Distrito Capital), el 14 de julio de 1.999, bajo el N° 35, Tomo 141-A-Pro, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA**, venezolano, mayor de edad y titular de la Cédula de Identidad No. 5.534.882, debidamente autorizado para ello en sesión de Junta Directiva de su representada de fecha 29 de Julio de 2005, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra el **"VENEZOLANO DE CREDITO, S.A., Banco Universal."**, sociedad mercantil domiciliada en Caracas, constituida conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de Junio de 1.925, No 3.262, transformado en Banco Universal, cambiada su denominación social y modificados íntegramente sus estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 24 de Enero de 2.002, bajo el No. 11, Tomo 6-APro, publicado en el Diario La Religión, el 07 de Marzo de 2.002, representado en este acto por MARIA EUGENIA GAMEZ AZPURUA, , titular de la Cédula de Identidad No. 5.566.177 , debidamente autorizada por el Comité Directivo de fecha 30 de JUNIO de 2.005 , quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

PRIMERA :

El presente contrato regula todo lo concerniente al servicio que **"EL BANCO"** prestará a **"EL EMISOR"**, por la guarda y custodia de los Títulos Únicos y/o Macrotítulos que éste emita para cada una de las series correspondientes a la Emisión de Papeles Comerciales al Portador, que por un monto de **DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000,00)**, emitirá **"EL EMISOR".** La presente Emisión fue aprobada por la Asamblea General Ordinaria de Accionistas celebrada el 17 de Marzo de 2.005, y con lo decidido por la Junta Directiva en sesión de fecha 29 de Julio de 2.005, para ser colocada a través de Oferta Pública, y fue autorizada por la Comisión Nacional de Valores, según resolución N° xxxx de fecha xxxxx, con

la obligación del **VENEZOLANO DE CREDITO, S.A., Banco Universal**, de devolverlos a **"EL EMISOR"**, al vencimiento de cada uno de ellos.

SEGUNDA :

"EL EMISOR" designa al **VENEZOLANO DE CREDITO, S.A., Banco Universal** como **AGENTE CUSTODIO** de los Títulos Únicos y/o Macrotítulos que emita para cada una de las series de la emisión identificada en la cláusula anterior. A tal efecto, **"EL EMISOR"** autoriza al **VENEZOLANO DE CREDITO, S.A., Banco Universal** para que proceda a emitir los correspondientes certificados de custodia negociables, que evidencien la titularidad del porcentaje del adquiriente del Macrotítulo de papeles comerciales. Para la impresión, por parte del **AGENTE CUSTODIO,** de los certificados de custodia, deberá atenerse única y exclusivamente al listado que proporcionará EL/LOS AGENTES DE COLOCACION, debidamente firmado por los funcionarios autorizados a tal efecto y previa confirmación de **"EL EMISOR",** donde deberán informar acerca del nombre de cada inversionista, el monto adquirido, la serie a la cual pertenece, el vencimiento de la misma y el porcentaje de la participación.

El **AGENTE CUSTODIO** procederá a la emisión de los Certificados de Custodia Negociables, siempre y cuando haya recibido por parte de **EL EMISOR**, el Título Único y/o Macrotítulo de la serie y la información proporcionada por el/los Agentes de Colocación. Los Certificados de Custodia negociables deberán contener en su texto la siguiente información: a) Tipo de certificado; b) Denominación del emisor del certificado; c) Porcentaje de participación sobre el Macrotítulo; d) Identificación de la serie y sus principales características; e) Autorización de la emisión otorgada por la Comisión Nacional de Valores y f) Las firmas autorizadas del Agente Custodio.

TERCERA:

EL EMISOR responde de la autenticidad de los Títulos Únicos y/o Macrotítulos entregados al **AGENTE CUSTODIO** y queda expresamente entendido que **EL EMISOR** es el único deudor y se encuentra obligado frente a los tenedores de Papeles Comerciales, al pago tanto de capital como del rendimiento de dichos papeles contenidos en el Título Único y/o Macrotítulo, desde el mismo momento en que el **AGENTE CUSTODIO**, les haga entrega de los Certificados de Custodia negociables, objeto de esta operación.

CUARTA:

Es entendido que el **VENEZOLANO DE CREDITO, S.A., Banco Universal,** actuando como Agente Custodio de las series que integran la Emisión de Papeles Comerciales, no asume otra responsabilidad que no sea la que se derive del cumplimiento del presente contrato y, en consecuencia, no se responsabiliza de las obligaciones a cargo de **"EL EMISOR"**, en relación a

la Emisión de Papeles Comerciales indicadas en la Cláusula Primera de éste contrato. Por lo tanto, el **VENEZOLANO DE CREDITO, S.A. Banco Universal**, en su carácter de Agente Custodio, no garantiza a los tenedores de los Papeles Comerciales o a los tenedores de los Certificados de Custodia Negociables, el pago de capital e intereses por parte de **"EL EMISOR".**

La obligación de **"EL AGENTE CUSTODIO"** de realizar, por cuenta de **"EL EMISOR"**, la custodia y emisión de los Certificados de Custodia Negociables, está sujeta a las condiciones siguientes:

a) **"EL AGENTE CUSTODIO"** debe haber recibido el Título Único y/o Macrotítulos por parte de **"EL EMISOR"**, dentro de los dos (2) días anteriores al inicio de la oferta pública de la serie que se trate.

b) **"EL AGENTE CUSTODIO "** debe haber recibido las instrucciones originales por parte de los Agentes de Colocación designados por EL EMISOR, previamente conformada por éste.

QUINTA:

"EL EMISOR" se obliga a suministrar a **"EL BANCO"** toda la información requerida para que éste pueda cumplir con las estipulaciones de este contrato. **"EL EMISOR"** se obliga a notificar de inmediato y por escrito a **"EL AGENTE CUSTODIO"**, cualquier hecho relevante relacionado con la Emisión de Papeles Comerciales, su circulación, su vencimiento.

SEXTA:

"EL BANCO" percibirá por sus servicios como Agente Custodio la cantidad de **QUINIENTOS CINCUENTA MIL MIL BOLIVARES (Bs. 550.000,00)** mensuales, contados a partir de la emisión de la oferta pública de la primera serie que integre la Emisión de Papeles Comerciales identificada en la cláusula primera de este contrato, los cuales serán debitados de la cuenta corriente N° 0104-0030-91-0300001963, que mantiene **"EL EMISOR"** en el VENEZOLANO DE CREDITO, S.A. Banco Universal, para lo cual **"EL EMISOR"** autoriza a **"EL AGENTE CUSTODIO",** para efectuar dichos cargos mensuales.

SEPTIMA:

Este contrato tendrá vigencia desde la fecha de inicio de la colocación de la primera serie de Papeles Comerciales que integra la emisión a que se refiere este contrato y hasta tanto haya sido redimido y pagado el Título Único y/o Macrotítulos de la última serie que integre la emisión identificada en este contrato, sin embargo, las partes, de mutuo acuerdo, podrán darlo por terminado en cualquier momento, previa notificación por escrito, con al menos treinta (30) días de anticipación a la fecha de terminación.

OCTAVA:

De conformidad a lo establecido en las Normas sobre Prevención, Control y Fiscalización de las Operaciones de Legitimación de Capitales aplicables al Mercado de Capitales Venezolano" publicadas en la Gaceta Oficial N° 36.411 del 11 de marzo de 1.998, será por cuenta de **EL EMISOR** la obligación de llevar el registro de las personas naturales y jurídicas que adquieran los papeles comerciales relacionadas con la presente emisión, tal y como lo establece las referidas normas.

NOVENA:

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos Tribunales declaran expresamente someterse.

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificadas a continuación:

EL EMISOR:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaito, Caracas, Venezuela.

EL AGENTE CUSTODIO:

VENEZOLANO DE CREDITO, S.A., Banco Universal.

Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria. Caracas.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a los **xxx** y **xxx (xx)** días del mes de **xxxxx** de 2004.

No.:

VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL

CERTIFICADO DE CUSTODIA
PAPEL COMERCIAL DE

EMISION: SERIE:

VENCIMIENTO:

RENDIMIENTO:

El presente Certificado acredita que el AL PORTADOR ha adquirido la cantidad de ***00000000*** Bolìvares, que representa el ***000 *** % de un (1) Tìtulo Unico por un monto de Bs. ******00000000****** emitido por XXXXXXXXXX en forma de Papel Comercial al Portador, que se encuentra en custodia de la Gerencia Fiduciaria del Venezolano de Crèdito, S. A. BANCO UNIVERSAL.

VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL

APROBADO POR LA COMISION NACIONAL DE VALORES EL XX DE XXX DE 2005 SEGÚN RESOLUCION No.XXXXXX

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado:	Bs. 45.880.188.480,oo
Capital Pagado:	Bs. 22.940.094.240,oo
Capital Suscrito:	Bs. 22.940.094.240,oo

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2005-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el XX de XXXX de 2.005 según Resolución No. XXXX, por un monto máximo de Bs. 10.000.000.000,00 y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.

La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 17 de Marzo de 2.005 aprobó y faculto a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No 934 celebrada el 29 de Julio de 2.005

El Vicepresidente Corporativo de Finanzas de MANPA, el XX de XXXX de 2.005, mediante atribuciones conferidas en reunión de Junta Directiva del 29 de Julio de 2.005, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE I
BS. X.XXX.XXX.XXX,oo

La presente serie está representada por un Titulo Unico por el monto de Bs. X.XXX.XXX.XXX,oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.

El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A descuento

RENDIMIENTO
%
Base 360 Días

LUGAR Y FECHA DE EMISION: Caracas, XX de XXXX de 2005
FECHA DE VENCIMIENTO: Caracas, XX de XXXX de 2005
PLAZO: XX días
FORMA DE PAGO: Valor Nominal pagadero al vencimiento

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	**Categoría "X" Subcategoría "XX"**
CLASIFICADORES ASOCIADOS S&S, C.A	**Categoría "X" Subcategoría "XX"**

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mínimo de la inversión no podrá ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

COLOCACIÓN A XXXXX
AGENTE DE COLOCACION

XXXXXXXXXXXXXXXXXXXXXXXXXXX
Telfs: 806.68.60 806.68.71

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores, al Agente de Colocación antes señalado.
La colocación primaria de los títulos se iniciará el XX de XXX de 2.005, con un plazo de 15 días continuos.

PUBLICIDADA AUTORIZADA POR LA COMISION NACIONAL DE VALORES

REPRESENTANTE COMUN DE
LOS TENEDORES DE PAPELES COMERCIALES

Entre **MANUFACTURAS DE PAPEL, COMPAÑÍA ANONIMA (MANPA), S.A.C.A.,** sociedad mercantil domiciliada en la ciudad de Caracas e inscrita originalmente en el Juzgado de Primera Instancia del distrito federal el 31 de Marzo de 1.950, bajo el N° 379, Tomo 1-B, siendo su última modificación la inscrita por ante el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Federal y Estado Miranda (hoy Distrito Capital), el 14 de Julio de 1.999, bajo el N° 35, Tomo 141-A-Pro, debidamente representada en este acto por su Vicepresidente Corporativo de Finanzas, **JUAN ANTONIO LOVERA**, venezolano, mayor de edad y titular de la Cédula de Identidad No. 5.534.882, debidamente autorizado para ello en sesión de Junta Directiva de su representada de fecha 29 de Julio de 2.005, quien en lo sucesivo se denominará **"EL EMISOR"**, por una parte y por la otra el **VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL**, domiciliado en Caracas, constituido conforme a documento inscrito en el Registro de Comercio del Juzgado de Primera Instancia en lo Mercantil del Distrito Federal, el 04 de Junio de 1.925, bajo el No. 204, publicado en la Gaceta Municipal del Gobierno del Distrito Federal, de fecha 06 de Junio de 1.925, No 3.262, transformado en Banco Universal, cambiada su denominación social y modificados integramente sus estatutos según consta de documento inscrito en el Registro Mercantil Primero de la Circunscripción Judicial del Distrito Capital y Estado Miranda, el 24 de Enero de 2.002 , bajo el No. 11 , Tomo 6-APRO, publicado en el Diario La Religión, el 07 de Marzo de 2.002 , , representado en este acto por **MARIA EUGENIA GAMEZ AZPURUA** , titular de la Cédula de Identidad No. 5.566.177 , debidamente autorizado por el Comité Directivo de fecha 30 de junio de 2.005 , quien en lo sucesivo se denominará **"EL BANCO"**, se ha convenido en celebrar el presente contrato contenido en las siguientes Cláusulas:

PRIMERA: ACUERDO DE LA EMISION

"EL EMISOR" mediante Asamblea Ordinaria de Accionistas celebrada en Caracas el día 17 de Marzo de 2005, y decisión de la Junta Directiva en su reunión No. 934 de fecha 29 de Julio de 2005, aprobó realizar una emisión de Papeles Comerciales al Portador hasta por la cantidad de DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000,00), la cual está identificada como Emisión 2005-I, con las características, condiciones y modalidades establecidas en el respectivo Prospecto de la emisión y el Contrato de Colocación, los cuales se declaran parte integrante del presente contrato. La referida emisión ha sido autorizada por la Comisión Nacional de Valores según Resolución N° XXXXXX de fecha XXXXXX.

SEGUNDA: DESIGNACION

La Asamblea Ordinaria de Accionistas de **"EL EMISOR"**, en sesión de fecha 17 de Marzo de 2005, acordó designar al **VENEZOLANO DE CREDITO, S.A. Banco Universal** , como Representante Común de los Tenedores de Papeles de cada una de las series que se emitan a partir de la fecha en que se suscriba el presente contrato y en base a la autorización otorgada por la Comisión Nacional de Valores N° **XXXX**.

TERCERA: ATRIBUCIONES DEL BANCO.

"EL BANCO", en su carácter de Representante Común de los Tenedores de Papeles Comerciales, tendrá todas las atribuciones y responsabilidades que le corresponda establecidas de conformidad con lo dispuesto en la Ley de Mercado de Capitales y en las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, dictadas por la Comisión Nacional de Valores. El Representante Común permanecerá en sus funciones hasta el vencimiento de la última serie en circulación correspondiente a la autorización para emitir Papeles Comerciales. En el caso de encontrarse "**EL EMISOR**" en mora en el cumplimiento de sus obligaciones contraídas con ocasión a la emisión de los papeles comerciales por parte del ente emisor, el Representante Común de los tenedores de los mencionados papeles comerciales, deberá convocar a una asamblea de tenedores de papeles comerciales, a fin de informar a los mismos de la situación.

CUARTA: DEBERES DEL EMISOR

"EL EMISOR" se obliga a informar a **"EL BANCO"** con cinco (5) días de anticipación sobre la serie que se pretenda emitir en base a la autorización señalada en la cláusula Primera del presente contrato, así como suministrar a **"EL BANCO"**, toda la información financiera, técnica, contable, legal y operativa que fuere necesaria y que estuviere relacionada con la emisión objeto de este contrato. Sin embargo, **"EL BANCO"** podrá contratar a expensas de **"EL EMISOR"** los servicios de profesionales, capaces de suministrar dicha información, a los fines de que **"EL BANCO"** pueda ejercer las funciones que sean procedentes para la defensa y protección de los derechos de los tenedores de papeles comerciales y para cumplir con los deberes establecidos en la Ley de Mercado de Capitales. **"EL BANCO"** notificará a **"EL EMISOR"** acerca de los servicios profesionales que pretenda contratar.

QUINTA: PAGO POR SERVICIOS

"EL BANCO" recibirá por los servicios inherentes a su condición Representante Común de los Tenedores de Papeles Comerciales, la cantidad de SEISCIENTOS SESENTA MIL BOLIVARES (Bs. 660.000,00) mensuales, pagadera la primera mensualidad en el momento del inicio de Oferta Pública de la primera serie de esta emisión y las siguientes en la misma fecha de cada mes subsiguiente, durante la vigencia de la emisión. **"EL EMISOR"** autoriza a **"EL BANCO"** a debitar las mencionadas cantidades de la Cuenta Corriente No. 0104-0030-91-0300001963 de **"EL EMISOR"** que mantiene en el Venezolano de Crédito, S.A. Banco Universal.

SEXTA: GASTOS

Todos los gastos en que se incurra con motivo de convocatorias y publicaciones de conformidad con la Ley de Mercado de Capitales, así como las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales, correrán por cuenta de **"EL EMISOR"**, los cuales serán debitados de la Cuenta Corriente No. 0104-0030-91-0300001963 de **"EL EMISOR"** que mantiene en el Venezolano de Crédito, S.A. Banco Universal.

SEPTIMA: :

En el caso de que el **"EL EMISOR"** , previamente a la cancelación total de sus obligaciones frente a los tenedores de papeles comerciales, solicite judicialmente el estado de atraso o se encuentre en un procedimiento de quiebra o en el caso en que sea necesario exigir judicialmente el pago de las obligaciones, **"EL**

BANCO" luego de tener conocimiento de la solicitud de atraso o del procedimiento de quiebra la necesidad de proceder al cobro judicial, convocará a una Asamblea de Tenedores de Papeles Comerciales, a fin de informar a los mismos sobre la situación planteada. Igualmente, **"EL BANCO"** deberá notificar de inmediato a la Comisión Nacional de Valores, si fuese el caso su condición de acreedor directo de **"EL EMISOR"** con indicación de las garantías, si tuviere alguna, de su crédito directo contra la sociedad emisora y con una explicación de cuáles podrían ser lo conflictos de intereses que tenga **"EL BANCO"** en el ejercicio del cobro de su crédito directo.

OCTAVA: LEGITIMACION DE CAPITALES.

"EL BANCO" procediendo en su carácter de Representante Común de los Tenedores de Papeles Comerciales se obliga a cumplir con las disposiciones que le sean aplicables, contenidas en las "Normas sobre la Prevención, Control y Fiscalización de las operaciones de legitimación de capitales aplicables al mercado de capitales venezolano", dictadas por la Comisión Nacional de Valores y publicadas en la Gaceta Oficial N° 36.411 de fecha 11 de marzo de 1.998.

NOVENA: A todos los efectos queda entendido que **"EL BANCO"** por este contrato solo asume las obligaciones inherentes a su condición de Representante Común de los Tenedores de Papeles y en ningún caso se responsabiliza por cualquier incumplimiento atribuible a **"EL EMISOR"**, a su falta o retraso en el pago o a la veracidad de la información suministrada a la Comisión Nacional de Valores. En todo caso, **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.,** queda obligada a notificar a **"EL BANCO"** de manera inmediata sobre cualquier hecho, evento o situación que pudiera influir sobre el cumplimiento de sus obligaciones en referencia a la emisión de Papeles Comerciales a que se contrae este contrato.

DECIMA: DOMICILIO

Para todos los efectos de este contrato, sus derivados y consecuencias, las partes eligen como domicilio especial, exclusivo y excluyente de cualquier otro, a la ciudad de Caracas, a la jurisdicción de cuyos tribunales declaran expresamente someterse.

Todas las notificaciones requeridas y contempladas en este contrato, deberán ser efectuadas por escrito, y serán efectivas cuando sean recibidas en las direcciones especificada a continuación:

EL EMISOR:

MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A. :

Av. Francisco de Miranda, Torre Country Club, Piso 11, Caracas, Venezuela.

EL BANCO:

VENEZOLANO DE CREDITO, S. A. BANCO UNIVERSAL:

Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria. Caracas.

Se hacen tres (3) ejemplares de un mismo tenor y a un solo efecto en Caracas, a la fecha de su presentación.

MANPA

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

"**Acta N° 934** Hoy, veintinueve (29) de julio de dos mil cinco se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Alfredo Travieso P., Arnaldo Añez D., Julio Bustamante, Juan Carlos Carpio, Elena Delfino, Nelson Isamit y los Directores Suplentes Alberto Delfino T. y Fernando Paparoni, en ausencia de Alfredo Gómez Ruiz, y Alicia Mariela Paparoni, respectivamente. Igualmente se encontraban presentes Alejandro Delfino T. Presidente Ejecutivo y José Gaetano Paparoni Asesor.

5.- La Junta Directiva, en virtud de la autorización otorgada por la Asamblea General de Accionistas, celebrada en fecha 17 de marzo de 2005 acordó designar como Representante Común de los Tenedores de Papeles Comerciales al Banco Venezolano de Crédito, Banco Universal. En tal sentido autorizó a los señores Alejandro Delfino T. y/o a Juan Antonio Lovera para suscribir los documentos requeridos con el Representante Común de los Tenedores de Papeles Comerciales y fijar su remuneración, hasta por un monto de veinticinco millones de bolívares (Bs.25.000.000,00), dentro de los límites aprobados por la Asmblea General de Accionistas celebrada en fecha 17 de marzo de 2005."

Certificación que expido en Caracas el primero (1°) del mes de agosto del año dos mil cinco.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:

> "**Acta N° 934** Hoy, veintinueve (29) de julio de dos mil cinco se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores: Alfredo Travieso P., Arnaldo Añez D., Julio Bustamante, Juan Carlos Carpio, Elena Delfino, Nelson Isamit y los Directores Suplentes Alberto Delfino T. y Fernando Paparoni, en ausencia de Alfredo Gómez Ruiz, y Alicia Mariela Paparoni, respectivamente. Igualmente se encontraban presentes Alejandro Delfino T. Presidente Ejecutivo y José Gaetano Paparoni Asesor.
>
> 6.- La Junta Directiva, en virtud de la autorización otorgada por la Asamblea General de Accionistas, celebrada en fecha 17 de marzo de 2005, para la emisión de Papeles Comerciales, acordó fijar el monto de la emisión en diez mil millones de bolívares (Bs.10.000.000.000,00). En este sentido delegó en los señores Alejandro Delfino T. y/o Juan Antonio Lovera para que conjunta o separadamente negocien, fijen y establezcan todas las condiciones y términos de cada una de las series que conformarán la emisión, el número, identificación y monto de cada una de las series de la emisión, valor nominal del título único o de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o prima y la tasa de rendimiento, anual o efectiva, o tasa de interés, según sea el caso, modalidad, sistema de colocación, precio, garantía si fuere necesaria y, en general, todos los aspectos relativos a la emisión. En virtud de esta autorización las personas antes mencionadas quedan igualmente autorizadas para realizar todos los actos, trámites y gestiones necesarios ante los organismos competentes para llevar a cabo la emisión. Asimismo se autorizó a los señores Carlos Delfino T., Alejandro Delfino T., Angel Ramírez, Juan Antonio Lovera, Marina Fioravanti, María Alejandra Mágnum y/o Leticia Level para que dos (2) cualesquiera de ellos firmen el Título Unico o los Títulos Provisionales y/o definitivos de cada una de las series que conformarán la emisión de Papeles Comerciales."

Certificación que expido en Caracas el primero (1°) del mes de agosto del año dos mil cinco.

MANUFACTURAS DE PAPEL C.A.

CARLOS DELFINO T.
Presidente de la Junta Directiva

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------

[Letterhead of MANPA]

Caracas, August 22, 2005.

CITIZEN

PRESIDENT AND OTHER MEMBERS OF THE NATIONAL SECURITIES AND EXCHANGE COMMISSION

YOUR OFFICE

DEAR SIRS:

I, JUAN ANTONIO LOVERA, A VENEZUELAN CITIZEN, MARRIED, OF LEGAL AGE, DOMICILED IN CARACAS, A BUSINESS ADMINISTRATOR BY PROFESSION, BEARER OF IDENTITY CARD No. 5534882, ACTING IN REPRESENTATION OF MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., A TRADING COMPANY DOMICILED IN THE CITY OF CARACAS, REGISTERED WITH THE COMMERCIAL REGISTRY IN CHARGE OF THE FORMER COURT OF FIRST INSTANCE IN COMMERCIAL MATTERS OF THE FEDERAL DISTRICT AS OF MARCH 31, 1950 UNDER NUMBER 379, VOLUME 1-B (FILE No.3251), ITS LAST AMENDMENT TO THE BY-LAWS WAS REGISTERED WITH THE FIRST COMMERCIAL REGISTRY OF THE JUDICIAL CIRCUIT OF THE FEDERAL DISTRICT AND MIRANDA STATE AS OF JULY 14, 1999 UNDER No.35 VOLUME 141-A-PRO, DULY AUTHORIZED FOR THIS ACT BY THE BOARD OF DIRECTORS OF THE COMPANY IN ITS MEETING OF JULY

29, 2005 DO HEREBY FORMALLY REQUIRE ON BEHALF OF MY PRINCIPAL AUTHORIZATION TO MAKE PUBLIC OFFER OF COMMERCIAL PAPERS UP TO AN AMOUNT OF TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.00).

LIKEWISE, I DO HEREBY REQUEST REGISTRATION WITH THE NATIONAL REGISTRY OF SECURITIES OF THE AGREEMENT BY THE SHAREHOLDER´S MEETING HELD ON JULY 29, 2005 AGREEING TO ISSUE COMMERCIAL PAPERS UP TO AN AMOUNT OF TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.00) PURSUANT TO THAT APPROVED BY THE GENERAL SHAREHOLDER'S MEETING AS OF MARCH 17, 2005 AUTHORIZING THE COMPANY BOARD OF DIRECTORS TO ISSUE COMMERCIAL PAPERS UP TO THE AMOUNT OF FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00).

THE UNDERSIGNED DOES HEREBY DECLARE THAT:

- ALL THE INFORMATION ATTACHED HERETO IS TRUE AND ANY INFORMATION HAS BEEN OMITTED WHEN PREPARING SUCH DOCUMENTATION.
- WE DO HEREBY BIND TO NOTIFY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION OF ANY SIGNIFICANT FACT RELATED TO THIS INFORMATION THAT OCCURS DURING THE PERIOD OF PLACING AN ISSUE.
- WE DO HEREBY BIND TO NOTIFY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION ABOUT THE FINAL ISSUANCE RESULTS UPON ENDING PLACEMENT.
- WE DO HEREBY BIND TO NOTIFY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION ABOUT ANY INFORMATION THIS LATTER MAY REQUEST, INCLUDING PERIODICAL INFORMATION REQUIRED BY ENTITIES WHICH SECURITIES ARE SUBJECT TO PUBLIC OFFER.

THUS, ATTACHED HERETO PLEASE FIND THE INFORMATION DETAILED AS FOLLOWS PURSUANT TO THE PROVISIONS SET FORTH IN THE GUIDELINES:

- A CERTIFIED COPY BY THE BOARD OF DIRECTORS AUTHORIZING ISSUANCE OF COMMERCIAL PAPERS, AND REPRESENTATION OF THE PERSON WHO SUBSCRIBE THE PRESENT REQUEST AND SIGNATURES OF THE SECURITIES CORRESPONDING TO SUCH ISSUANCE.

PUBLICO
JUDITH X. HERNANDEZ MORA

- A CERTIFIED COPY BY THE BOARD OF DIRECTORS APPOINTING VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL AS COMMON REPRESENTATIVE OF ISSUANCE OF COMMERCIAL PAPERS.
- A COPY OF THE GENERAL SHAREHOLDERS' MEETING DATED MARCH 17, 2005.
- SOLE SECURITIES MODEL.
- NEWSPAPER NOTIFICATION MODEL.
- MODEL OF CUSTODY CERTIFICATE.
- MODEL OF PLACEMENT AGENT CONTRACT.
- MODEL OF CUSTODY AGENT CONTRACT.
- CONTRACT MODEL OF COMMON REPRESENTATIVE.
- LETTER ISSUED BY VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL ACCEPTING TO ACT AS COMMON REPRESENTATIVE FOR ISSUANCE 2005-I EVIDENCING THAT THERE IS NO CONFLICT OF INTEREST BETWEEN THE COMPANY AND THE COMMON REPRESENTATIVE.
- LETTER ISSUED BY MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. REQUESTING APPROVAL BEFORE THE NATIONAL SECURITIES AND EXCHANGE COMMISSION OF THE COMMON REPRESENTATIVE APPOINTED THERETO.
- PRELIMINARY VERSION OF THE PUBLIC OFFER PROSPECTUS.
- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS.

HAVING NO FURTHER MATTER TO DISCUSS AND BEING THANKFUL FOR THE ATTENTION TO THIS DOCUMENT.

SINCERELY,

JUAN ANTONIO LOVERA (signed) Illegible.

CORPORATE FINANCE VICE-PRESIDENT.

jlovera@manpa.com.ve

Phone 901-2335 Fax 9012317 ---

Translator's Note:

At the upper right margin of the first folio originally written in Spanish there are two-1000

bolivar fiscal stamps. --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 27th, 2005.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

Teléfonos (043) 352011 352012 352233 Teléfono (043) 468179 - 350880
Planta Sacos
Teléfonos (043) 458720 25557
Planta Bolsas
Teléfonos (043) 25710 352258
CORIALSA (Productos Escolares Alpes)
Teléfonos (041) 332419 332405 332428
Transporte Alpes
Teléfono (02) 9012416

MANPA

Avenida Francisco de Miranda,
Torre Country Club,
Chacaito Caracas 1050.
Apartado Postal 2046 Caracas 1010. A Venezuela
Teléfono (02) 9012311

Ciudadano
Presidente y demás miembros de la
COMISION NACIONAL DE VALORES
Su Despacho.-

Yo, Juan Antonio Lovera, en mi carácter de Vicepresidente Corporativo de Finanzas de **MANUFACTURAS DE PAPEL, C. A. (MANPA) S. A. C. A.**, conforme con lo resuelto en la Asamblea Ordinaria de Accionistas celebrada el 17 de Marzo de 2.005 y suficientemente autorizado para este acto por la Junta Directiva en su sesión de fecha 29 de Julio de 2.005 , solicito de la Comisión Nacional de Valores la aprobación del **VENEZOLANO DE CREDITO, S. A. Banco Universal**, como representante Común de los Obligacionistas de la emisión de Papeles Comerciales 2.005-I, por **DIEZ MIL MILLONES DE BOLIVARES CON 00/100 (Bs. 10.000.000.000,00)**, aprobada en la Asamblea antes mencionada. Acompaño constancia de aceptación de la entidad bancaria propuesta, copia del modelo de contrato a ser suscrito entre mi representada y el **VENEZOLANO DE CREDITO, S. A. Banco Universal**, no se asimilan a los casos previstos en los ordinales del Artículo 4° de las "Las Normas Sobre la Organización y Protección de los Obligacionistas".

Caracas, a los Veintiocho (22) días del mes de agosto de Dos Mil Cuatro (2004).

Juan Antonio Lovera
Vicepresidente Corp. De Finanzas
jlovera@manpa.com.ve
Teléfonos:901.23.35 Fax: 901.23.17

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

Citizen

President and other members of the NATIONAL SECURITIES AND EXCHANGE COMMISSION

Your Office.-

I, Juan Antonio Lovera, in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., pursuant to the provisions of the Special Shareholder's Meeting held on March 17, 2005 and dully empowered for this act by the Board of Directors in its meeting dated July 29, 2005 do hereby request the National Securities and Exchange Commission to approve VENEZOLANO DE CREDITO, S.A. Banco Universal, as common representative of bondholders of issuance of Commercial Papers 2005-I amounting to TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.oo), approved in the aforementioned Shareholder's Meeting. I attached hereto evidence of acceptance of the suggested banking institution, a copy of the model contract to be entered into between my principal and VENEZOLANO DE CREDITO, S.A. Banco Universal, they do not assimilate to the cases provided for in ordinals included in Article 4 of the "Standards about Organization and Protection of

Caracas, on the Twenty-Second (22nd) day of August of the year Two Thousand Four (2004).

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.

jlovera@manpa.com.ve

Phones 9012335 Fax 9012317 ---

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 15th, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

RECEIVED
2005 DEC -8 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

PLACEMENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, established in 1950, domiciled in Caracas, which Articles of Incorporation and By-laws were registered with the Commercial Registry Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950 under No.379, Volume 1-B (File No.3.251), which last amendment to its By-laws was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 under No.35, Volume 141-A-Pro, represented in this act by **JUAN ANTONIO LOVERA V.**, a Venezuelan citizen, of legal age, domiciled in Caracas, bearer of Identity **Card No.5534882**, proceeding in this act in his capacity as **Corporate Finance Vice-President** and dully authorized thereon as evidenced in meeting No.934 of the Board of Directors as of July 29, 2005 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **XXXX** that hereinafter, and for the purposes of the present contract, will be referred to as "**THE PLACEMENT AGENT**", have decided to enter into the present contract comprising the following Clauses:

FIRST: ISSUANCE AGREEMENT AND ITS CHARACTERISTICS

THE ISSUER by means of the General Shareholders' Meeting held on March 17th, 2005

its meeting No.934 dated July 29, 2005 in use of its powers vested upon it by the General Shareholder's Meeting, set an amount of issuance of Commercial Papers up to TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.00), which characteristics will be specified in the issuance of each series that will be published in a newspaper of major national circulation. The present issuance was authorized and registered with the National Securities Registry as of XXX under Resolution No. XXX.

SECOND: EEFCTIVENESS

This contract will be effective from its date of execution and will be in effect until all and any negotiable Custody Certificates of each series with base on authorization granted by the National Securities and Exchange Commission as of XXX, under Resolution No. XXX, have been paid.

THIRD: POWERS OF THE PLACEMENT AGENTS

THE ISSSUER does hereby authorize and empower **XXXX** to act as **PLACEMENT AGENT** and to appoint, if necessary, other "Public Brokers of Securities" of series that may be issued based on the authorization indicated in the Clause above. Therefore, **THE PLACEMENT AGENT** will be in charge of:

a.- Trying, based on bigger efforts or any other fashion, that the parties set the amount of Placement for each series of Commercial Papers, in the proper proportion.

b.- Carrying out any formality needed for the efficient placement of the amount allocated for each series.

c.- Pursuant to the provisions of the **Standards to Prevent, Control and Taxation Operations Related to Legitimating Capitals Applicable to the Venezuelan Capital Market** set forth by the National Securities and Exchange Commission and published in Official Gazette No.36.411 as of March 11, 1998 **THE PLACEMENT AGENT** is bound to keep a record of individuals and body corporate that acquire any series of commercial papers related to this issuance, pursuant to the provisions of Article 3 and 4 of the aforementioned standards and shall be available to **THE ISSUER** once the placement term is finished, if so required.

ISSUER the obligation to keep a record of any individual and body corporate acquiring the series of commercial papers related to the present issuance, as established by the **Standards to Prevent, Control and Taxation Operations Related to Legitimating Capitals Applicable to the Venezuelan Capital Market.**.

<u>FOURTH</u>: CAPITAL LEGITIMATING

THE PLACEMENT AGENT is bound to comply with the provisions included in the **STANDARDS FOR PREVENTION, CONTROL AND TAXATION OF OPERATIONS FOR LEGITIMIZING CAPITAL APPLICABLE TO VENEZUELAN CAPITAL MARKETS**, established by the National Securities and Exchange Commissions and published in Official Gazette No.36.411 as of March 11, 1998.

<u>FIFTH</u>: FORMALITIES AND ISSUER EXPENSES

1. The parties expressly agreed that the authorization request to public offer of the aforementioned issuance will be prepared and dealt with by **THE ISSUER** before the National Securities and Exchange Commission.
2. The parties do hereby agree that the expenses corresponding to prospectus printing, printing of sole bonds for each series and publicity related to placement of issuance will be the responsibility of **THE ISSUER**.
3. The expenses that may be incurred in by **THE PLACEMENT AGENT** on account of **THE ISSUER** will require prior authorization of this latter.

<u>SIXTH</u>: PLACEMENT SYSTEM

THE PLACEMENT AGENT is bound to try placing primary agents of the series referred to herein by "Placement with Bigger Efforts" or by any other fashion that the parties may eventually set forth and that will be announced in the press notice, which is defined in Article 1, Numeral 10 of the "Standards for Public Offering and Primary Placement of Securities and to Publicity of Issuances."

THE PLACEMENT AGENT is bound to comply with all the applicable provisions that may arise from the aforementioned Standards for primary placement of commercial papers referred to herein as well as with the clauses set forth in the present contract.

series, which will be specified in the corresponding newspaper notice. Upon carrying out the sale, **THE PLACEMENT AGENT** shall deliver each investor a cash receipt that will be exchanged by a negotiable custody certificate issued by **THE ISSUER** in its capacity as Custodian of the Sole Bond comprising each series.

<u>SEVENTH</u>: DISTRIBUTION, TERM AND FASHION

THE PLACEMENT AGENT will start placing the total amount of each series when the newspaper notices informing about issuance of each series are published.

The contract entered into by **THE PLACEMENT AGENT** with other Placement Agents pursuant to the provisions set forth in the second clause shall set forth that: Securities Brokerage Companies shall deposit, on a daily basis, in the account **THE ISSUER** has previously indicated in written to **THE PLACEMENT AGENT** the moneys collected for their sales and will send to **THE PLACEMENT AGENT,** together with the bank deposit slips, the form designed by this latter that will specify the amount placed as well as other data related to such placements.

The monies shall be delivered to **THE ISSUER** on the sale value date by depositing such funds in the account that **THE ISSUER** has therefore indicated in written to **THE PLACEMENT AGENT.**

<u>EIGHT</u>: COMMISSIONS

THE PLACEMENT AGENT will receive, pursuant to the present contract, a commission of **XX%** yearly in the case of **body corporate** investors and **XX%** yearly in case of **individual** investors for services rendered per year on the total amount effectively placed by them from the issuance authorized by the National Securities and Exchange Commission, which will be paid as follows:

- **THE ISSUER** will pay such commission at the end of the placement period of each series or when the series is fully placed, whatever occurs first, once the corresponding income tax is withheld.

It is hereby expressly agreed that **THE PLACEMENT AGENT** will send to **THE ISSUER** the invoice specifying the Value Added Tax, currently equivalent to fifteen percent

published in Official Gazette of the Bolivarian Republic of Venezuela No. 37999, dated August 11th, 2004. It is expressly understood that payment of commission to **THE PLACEMENT AGENT** is made for services rendered to the Issuer in compliance with this contract.

<u>NINTH</u>: INDEMNITY

THE ISSUER is bound herein to hold **THE PLACEMENT AGENT** harmless for any claim that may exist, due to the incorrectness, insufficiency or untruthfulness of the public information, arising from, produced by and/or authorized by **THE ISSUER** related to issuance of Commercial Papers referred to in the First Clause. Consequently, **THE ISSUER** is bound to indemnify **THE PLACEMENT AGENT** for any prejudice the circumstances abovementioned may have caused.

<u>TENTH</u>: ARBITRATION AND DOMICILE

Any controversy arising from the present contract shall be definitely resolved by arbitration pursuant to the Arbitration Regulations of the Arbitration Center of the Caracas Chamber of Commerce in effect at the date of controversy by one or more arbitrators appointed in compliance with those Regulations.

Subpoenas or notices that may be required due to any arbitration procedure pursuant to the arbitration procedure herein shall be carried out as set forth by the Regulations of the Arbitration Center of the Caracas Chamber of Commerce to the addresses indicated at the end of this contract.

Both parties choose the city of Caracas as special and exclusive domicile for all the purposes of this contract.

The addresses for notices the parties are as follows:

THE ISSUER: Av. Francisco de Miranda, Torre Country, Piso 11, Chacaito.

THE PLACEMENT AGENT. XXXXX.

Three (3) counterparts of one same tenor and for one sole purpose are made in

Caracas, at the date of its authentication. (signed) Illegible.------------------------------------

The foregoing is the true and exact translation of the attached original document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 27th, 2005.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

COMMERCIAL PAPER AT BEARER

SOLE BOND – SERIES I

ISSUANCE 2005-I

Place and Date of Issuance: Caracas, XXXXXXXXX

Maturity Date: Caracas, XXXXXXXXX

Yielding Rate: XXXXXX%

Bond placed at (par value, discount or with premium)

Par Value Bs. XXXXXXXXXXXXXXX

For value received, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. (The Issuer) is herein formally and unconditionally bound to pay to the holder of this bond the amount of: XXXXX BOLIVARS (Bs.XXXXXX) at its maturity date and in the fashion specified in the newspaper ad upon presentation of this bond at the business premises of

The present SOLE BOND corresponds to the series 1 of issuance of Commercial Papers 2005-I of Manufacturas de Papel, C.A. (MANPA) S.A.C.A for a maximum amount of Ten Thousand Million Bolivars (Bs.10,000,000,000.00) to which Negotiable Custody Certificates will be issued.

Issuance was approved by the General Shareholder's Meeting held on March 17, 2005 and was authorized by the National Securities and Exchange Commission as of XXXX 2005, as per Resolution No. XXX and registered with the National Securities and Exchange Commission as of XXX 2005. This issuance will be in effect for one (1) calendar year from the day following the date of issuing the first series.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a trading company domiciled in the city of Caracas, registered with the Commercial Registry Office in charge of the formerly Court of First Instance in Commercial Matters of the Federal District as of March 31, 1950, under No.379, Volume 1-B (File No.3251). Its last amendment of by-laws was registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State, on July 14, 1999 under No.35, Volume 141-A Pro.

IT IS HEREIN UNDERSTOOD THAT THE PRESENT BOND IS SUBJECT TO THE PROVISIONS OF ARTICLE 322 OF THE VENEZUELAN CRIMINAL CODE THAT SETS FORTH THE CRIMINAL RESPONSIBILITY FOR THE ONE WHO MAY FORGE OR ALTER, EITHER FULLY OR PARTIALLY, THE PRESENT DOCUMENT.

CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.

CENTRO LIDO TORRE D PISO 4 OFICINA HQ, CARACAS.

TRUE-AND-LAWFUL ATTORNEY: OTTO RIVERO (9056383)

Category A: XXXXXXXXX

CLASIFICADORES ASOCIADOS S&S, C.A.

CENTRO LETONIA PISO 12 OFICINA 126 CARACAS

TRUE-AND-LAWFUL ATTORNEY: EDUARDO GRASSO (2663854)

Category A: XXXXXXXXX

This classification shall be reviewed every six (6) months.

For Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Authorized Signature (blank). Authorized Signature (blank).

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 15th, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A**., a trading company, of this domicile, do hereby certify that: the Minutes herein below transcribed is a true and exact copy of its original that is inserted to the Minute Book of this company, and which textually transcribed reads as follows:

"Record No.934: As of today, the Twenty-Ninth (29th) day of September of the year Two Thousand Five there gathered the members of the Board of Directors: Carlos Delfino T., Chairman; Celestino Martínez P., First Vice-President; Carlos H. Paparoni, Second Vice-President; Directors: Alfredo Travieso P., Arnaldo Añez D., Julio Bustamante, Juan Carlos Carpio, Elena Delfino, Nelson Isamit, and Assistant Directors Alberto Delfino T. and Fernando Paparoni in absence of Alfredo Gómez Ruiz and Alicia Mariela Paparoni, respectively. Likewise, Alejandro Delfino T., Executive President and José Gaetano Paparoni, Advisor, were also present.

6) The Board of Directors, in virtue of authorization granted by the General Shareholder's Meeting held on March 17, 2005 for issuing Commercial Papers, agreed to set the amount of issuance up to TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.00). In this connection, the Board authorized Alejandro Delfino T.

and/or Juan Antonio Lovera so that jointly or severally negotiate, set and establish all the conditions and terms of each series comprising issuance, number, identification and amount of each series of issuance, par value of the sole bond or bonds, their maturity date, place and term of payment, price of placement, discount rate or premium, and the annual or effective yielding rate or the interest rate, as the case may be, fashion, placement system, price, collateral, if necessary, and in general, all the aspects related to issuance. In virtue thereof the aforementioned people are equally authorized to carry out all the necessary acts, procedures and formalities before the relevant bodies to carry out issuance. Likewise, the Board of Directors authorized Carlos Delfino T., Alejandro Delfino T., Angel Ramírez, Juan Antonio Lovera, Marina Fioravanti, María Alejandra Maghun and/or Leticia Level, so that whomsoever two (2) of them sign the Sole Bond or Temporary or Temporary and/or Final Bonds of each series comprising the issuance of Commercial Papers."

This certification is issued in Caracas on the First (1st) day of August of the year Two Thousand Five.

MANUFACTURAS DE PAPEL, C.A.

CARLOS DELFINO T. (signed) Illegible.

Chairman of the Board of Directors. --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 31st, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

INTERPRETE PUBLICO
REPUBLICA DE VENEZUELA
JUDITH X. HERNANDEZ MORA

RECEIVED

2005 DEC -8 A 11: 38

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

MINISTRY OF THE INTERIOR AND JUSTICE

FIRST COMMERCIAL REGISTRY

of the Judicial Circuit of the Capital District and Miranda State:

LAWYER LILA CONCEPCIÓN OLVEIRA HERNANDEZ, FIRST COMMERCIAL REGISTER OF THE JUDICIAL CIRCUIT OF THE CAPITAL DISTRICT AND MIRANDA STATE. DOES HEREBY CERTIFY that the entry of Commercial Registry transcribed herein, which original is registered under Volume: 39-A-PRO ... Number: 63, year 2005, as well as the Participation, Note and Document are a true and exact copy of its original, which reads as follows.

This sheet belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.-------------

Citizen

Commercial Registry of the Judicial Circuit of the Capital District and Miranda State.

Your Office

I, **CARLOS DELFINO T.**, a Venezuelan citizen, an Administrator by profession, of legal age, of this domicile, bearer of Identity Card No. 3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No. 379, Volume 1-B, File 3251, before you I

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

respectfully appear to declare that in the **General Shareholder's Meeting** of my Principal held on March 17, 2005, the following was approved:

1 The Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2004 in view of the reports by the Board of Directors and the Statutory Auditors.

2. Appointment of the Main Statutory Auditors together with their corresponding Substitutes and deciding upon their remuneration, thus Lic. JACOBO COHEN, who is registered with the College of Administrators under No.12.915 is elected as **First Main Statutory Auditor**, and Lic. JACQUELINE SUBERO, registered with the College of Administrators under No. 11.437 is his **substitute**. As **Second Main Statutory Auditor,** Lic. CLAUDIA VALENCIA registered with the College of Administrators under No. 35.909, and Lic. ISABEL QUINTERO, registered with the College of Public Administrators, under No. 15.197 as her substitute.

3. That the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is, FORTY FIVE THOUSAND EIGHT HUNDRED EIGHTY MILLION ONE HUNDRED EIGHTY-EIGHT THOUSAND FOUR HUNDRED EIGHTY Bolivars (Bs.45,880,188,480.oo).

4. Issuing Commercial Papers amounting up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$) per year. Likewise, the Board of Directors was delegated, for a term not longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit established in the present Shareholder's Meeting, terms, collaterals, if the case may be, and in general, to set all the characteristics or conditions of issuance, pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient. Likewise, Venezolano de Crédito,

S.A. Banco Universal was approved as Common Representative of Bondholders and with a remuneration of up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year.

5. Issuing Commercial Papers amounting to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$) per year to be issued in one or more series. Likewise, to delegate to the Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of issuance of each of the series comprising the issuance, the number, identification and amount of each of the series involved therein, the securities par value, the maturity date, place and payment term, placement price, discount rate or premium and the annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral if necessary, and in general, to set all the characteristics or conditions of issuance as well as to authorize the Board of Directors to carry out all acts, managements and formalities necessary for issuing. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient, to appoint the people undersigning the authorization request before the National Securities and Exchange Commission and to the people who will execute the securities of the Commercial Papers. Likewise, it is herein suggested to the Shareholders' Meeting that the remuneration of the Common Representative of Commercial Papers is set up to yearly TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year.

6. Decreeing an ordinary cash dividend of ten (10) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2004 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit).

Likewise, was delegated to the Board of Directors the setting of the registry date and payment date to shareholders.

Enclosed to be registered and filed with the file that this Company kept at this Registry Office, there is an authorized copy of the referred Shareholder's Meeting and a copy of the reports of the Board of Directors, the External Statutory Auditors, as well as the Financial Statements approved by such Shareholder's Meeting.

Likewise, I do hereby request the issue of five (5) certified copies of the present notification.

Caracas, at the date of its presentation.

(Signed) Illegible) --

MINISTRY OF THE INTERIOR AND JUSTICE

FIRST COMMERCIAL REGISTRY

of the Judicial Circuit of the Capital District and Miranda State:

Caracas, April First (1), 2005. Historical years: 194 and 146. Having the foregoing document being presented by its SIGNATORY for its registration and setting with the Commercial Registry Office, let it be made in conformity and its original be filed. The foregoing document was drawn up by Dr. NELLY GONZALEZ DIAZ, IPSA No.31291, and is registered with the Commercial Registry under No.-63-VOLUME –39-A-PRO. Fees paid Bs.789370,00 as per Form RM No.578943, Bank No.FM 01046586 amounting to Bs.52920,00. Identification was made as follows: DELFINO T. CARLOS, I.D. 3659617.

The First Registrar Lawyer Lila Concepción Olveira Hernández(signed) Illegible.

This page belongs to: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Div/27/LIZ --

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, Administrator by profession, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., of this domicile, registered with the Commercial Registry of this same Circuit on March 31, 1950 under No.379, Volume 1-B, do hereby certify that: the

Minutes herein below transcribed is a true and exact copy of its original, **General Shareholder's Meeting as of March 17, 2005** that is inserted to the Minutes Book of this company, and which textually transcribed reads as follows:

"As of today, at 11:00 a.m. of the Seventeenth (17th) day of March of the year Two Thousand Five (2005) there gathered the shareholders of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. specified below at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, as per notice issued in the newspapers El Universal and El Nacional, dated March 12, 2005 that textually transcribed reads as follows: "MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Authorized Capital Bs.45,880,188,480.00 Subscribed Capital Bs.22,940,094,240.00 Capital Paid-In Bs. 22,940,094,240.00 NOTIFICATION. Shareholders of this company are hereby convened for a General Shareholders' Meeting to be held at 11:00 a.m., on March 17, 2005 in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes: 1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2004 in view of the reports by the Board of Directors and the Statutory Auditors. 2) Appointing the Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration. 3) Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in. 4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance. 5) Considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$) per year. If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient. 6) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders. Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the matters of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from February 25, 2005. Caracas, March 12, 2005. For the BOARD OF DIRECTORS. CARLOS DELFINO T. President."

There attended this meeting the shareholders listed at the bottom of this Minutes who submitted proxies and represent one thousand nine hundred forty-six million four hundred fifty-three thousand sixteen (1,946,453,016) shares, that is, more than eighty-four percent (84%) of the company capital stock, enough quorum to hold the Meeting. Therefore, the Chairman of the Meeting, Carlos Delfino T., declared it constituted and began to consider the **First Item of the notice** – which was read out – that is, ***considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2004 in view of the reports by the Board of Directors and the Statutory Auditors***. The company financial statements and the consolidated financial statements as well as the report of management by the Board of Directors, which were read out and approved by the majority of the attending shareholders, except for the company Administrators and the representatives of the Bank Deposit Guarantee Fund (FOGADE) who abstained from voting.

Immediately, the Second Item of the notice was considered, that is, **appointing the Main Statutory Auditors together with their corresponding Substitutes and decide upon their remuneration**. Nelly González used her right to speak and proposed that out from the FIRST SHORT LIST including: JACOBO COHEN, JACQUELINE SUBERO and ENRIQUE MERLO to appoint Lic. Jacobo Cohen, registered with the College of Administrators under No. 12.915 and Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437 as First Main Statutory Auditor and as his replacement, respectively. Submitted to the consideration of the Meeting, the foregoing

proposal was approved by the majority of the attending shareholders, except for the representatives of the Bank Deposit Guarantee Fund (FOGADE) who abstained from voting, thus Lic. Jacobo Cohen becoming elected as **First Main Statutory Auditor**, who is registered with the College of Administrators under No.12.915 and as his **substitute** to Lic. Jacqueline Subero, registered with the College of Administrators under No. 11.437.

Next, Nelly González used her right to speak and proposed that out from the SECOND SHORT LIST including ISABEL QUINTERO, CLAUDIA VALENCIA and JUAN FELIPE MALINICH to appoint Lic. Claudia Valencia, registered with the College of Administrators under No.35.909 and Lic. Isabel Quintero, registered with the College of Public Administrators, under No.15.197, as Second Main Statutory Auditor and as her substitute, respectively. Submitted to the consideration of the Meeting, the foregoing proposal was approved by the majority of the attending shareholders, except for the representatives of the Bank Deposit Guarantee Fund (FOGADE) who abstained from voting, thus **Lic. Claudia Valencia** becoming elected as Second Main Statutory Auditor, who is registered with the College of Administrators under No.35.909 and **Lic. Isabel Quintero** as her substitute, who is registered with the College of Administrators under No. 15.197. Immediately thereafter Nelly González proposed that the remuneration of the Main Statutory Auditors amounted to One Million Four Hundred Bolivars (Bs.1,400,000.oo) for yearly exercise for each of the performing Statutory Auditors. Submitted to the consideration of the Meeting, the foregoing proposal was approved by the majority of the attending shareholders, except for the representatives of the Bank Deposit Guarantee Fund (FOGADE) who abstained from voting.

Next, the Third Item of the notice was considered, that is, *considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in.* Carlos Delfino T. used his right to speak and read out the following proposal: The Board of Directors proposed to the Shareholders' Meeting that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in, that is, Forty Five

Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty Bolivars (Bs.45,880,188,480.oo). Submitted to the consideration of the Meeting, the foregoing proposal was approved by the majority of the attending shareholders, except for the representatives of the Bank Deposit Guarantee Fund (FOGADE) who abstained from voting.

Next, the Fourth Item of the notice was considered, that is, *considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$) per year. If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.* Carlos Delfino T. used his right to speak and read out the following proposal: It is herein suggested to the Shareholders' Meeting the project to issue Unsecured Obligations to be offered to the public up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$) per year. Likewise, the Board of Directors was delegated, for a term not longer than two (2) years, the broadest powers to negotiate, set and establish all the conditions and terms of issuance, among others: amount of issuance within the limit established in the present Shareholder's Meeting, terms, collaterals, if the case may be, and in general, to set all the characteristics or conditions of issuance, pursuant to the Capital Market Law, the Standards of the National Securities and Exchange Commission and the applicable provisions of the Code of Commerce. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient. Venezolano de Crédito, S.A. Banco Universal was approved as Common Representative of Bondholders and with a remuneration of up to TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year. Submitted to the consideration of the Meeting, the foregoing proposal was approved by the majority of the attending shareholders, except for the representatives of the Bank Deposit Guarantee Fund (FOGADE) who abstained from voting.

Next, the Fifth Item of the notice was considered, that is, *considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION*

BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$) per year. If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient. Carlos Delfino T. used his right to speak and read out the following proposal to the Board of Directors: It is herein suggested to the Shareholders' Meeting authorize the Board of Directors to issue Commercial Papers amounting to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.oo) or its equivalent in U.S. dollars (US$) per year to be issued in one or more series. Likewise, it is herein suggested to the Shareholders' Meeting to delegate to the Board of Directors the broadest powers to negotiate, set and establish all the conditions and terms of issuance of each of the series comprising the issuance, the number, identification and amount of each of the series involved therein, the securities par value, the maturity date, place and payment term, placement price, discount rate or premium and the annual or effective yielding rate or interest rate, as the case may be, fashion, placement system, price, collateral if necessary, and in general, to set all the characteristics or conditions of issuance as well as to authorize the Board of Directors to carry out all acts, managements and formalities necessary for issuing. Likewise, the Board of Directors was authorized to delegate such powers on the people it deems convenient, to appoint the people undersigning the authorization request before the National Securities and Exchange Commission and to the people who will execute the securities of the Commercial Papers. Likewise, it is herein suggested to the Shareholders' Meeting that the remuneration of the Common Representative of Commercial Papers is set up to yearly TWENTY-FIVE MILLION BOLIVARS (Bs.25,000,000.00) per year.

Submitted to the consideration of the Meeting, the foregoing proposal was approved by the majority of the attending shareholders, except for the representatives of the Bank Deposit Guarantee Fund (FOGADE) who abstained from voting.

Then, the Sixth Item was considered, that is, *agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for*

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

registration and payment to shareholders. Carlos Delfino T. used his right to speak and read out the proposal by the Board of Directors: The Board of Directors does hereby proposed to decree an ordinary cash dividend of ten (10) bolivars per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares comprising the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2004 payable to shareholders registered on the fifth business day (limit date of transaction with benefit) following publication in one (1) newspaper of major national circulation of the notification of dividends authorized by the National Securities and Exchange Commission, payable from the fifth business day following this latter date (effective date of registry with benefit). Likewise, it is hereby requested to delegate to the Board of Directors the setting of the registry date and payment date to shareholders.
Submitted to the consideration of the Meeting, the majority of the attending shareholders approved the foregoing proposal, except for the representatives of the Bank Deposit Guarantee Fund (FOGADE) who abstained from voting, and the Meeting authorized the members of the Board of Directors so that any of them make the corresponding participation to the Commercial Registry.
Having no further matter to discuss, it was signed, sealed and delivered after the list, the attending shareholders."
This certification is issued in the city of Caracas, on the Seventeenth (17th) day of March of the year Two Thousand Five (2005).
(signed) Illegible. --

[Letterhead of MANPA]
I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, of this domicile, **DO HEREBY CERTIFY THAT**: The Minutes herein partially transcribed is a true and exact transcript of its original which is inserted to the Minutes Book of the Board of Directors of my principal, which textually transcribed reads as follows:

"RECORD No. 929. As of today, the Seventeenth (17th) day of March of Two Thousand Five, the members of the Board of Directors: CARLOS DELFINO T., Chairman; CELESTINO MARTÍNEZ P., First Vice-President; CARLOS H. PAPARONI M., Second Vice-President; the Directors: ARNALDO AÑEZ D., ALFREDO GOMEZ RUIZ, NELSON ISAMIT, JULIO BUSTAMANTE, ALFREDO TRAVIESO P., JUAN CARLOS CARPIO, ELENA DELFINO and FERNANDO PAPARONI, Acting Director when ALICIA M. PAPARONI is absent. Likewise, there was present ALEJANDRO DELFINO T. Executive President and JOSE GAETANO PAPARONI, Advisor.

1. The Board of Directors decided to establish Mach 29, 2005 as registry date (limit date of transaction with benefit) and April 5, 2005 as payment date (effective date of registry the benefit) of the dividend approved by the General Shareholders' Meeting held on March 17, 2005 which decreed an ordinary cash dividend of Ten Bolivars (Bs.10.00) per share, for each of the Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (2,294,009,424) shares that comprise the current capital stock of this company, with charge to the Net income corresponding to the fiscal year ended at December 31, 2004. Dividends will be paid at the office premises situated in Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto."

This certification is issued in Caracas on the Seventeenth (17th) day of March of the year Two Thousand Five.

CARLOS DELFINO T. (signed) Illegible.

Chairman of the Board of Directors.

Translator's Note:

At the back of this folio there is the following text: "Caracas, on the First (1st) day of April of the year Two Thousand Five (2005) (signed) CARLOS DELFINO T. Lawyer LILA CONCEPCION OLVEIRA HERNANDEZ. The present certified publication copy is issued as per Form No. 578943. Lawyer LILA CONCEPCION OLVEIRA HERNANDEZ (SIGNED) Illegible. First Commercial Registrar." By the signature there is a round wet seal that reads as follows: "Bolivarian Republic of Venezuela. Judicial Circuit. Capital

District and Miranda State. First Commercial Registry Office." -----------------------------

The foregoing is the true and exact translation of the attached copy of the document **IN** WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 26th, 2005.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA:

ABOG. LILA CONCEPCION OLVEIRA HERNANDEZ, REGISTRADORA MERCANTIL PRIMERA

LA CIRCUNSCRIPCION JUDICIAL DEL DISTRITO CAPITAL Y ESTADO MIRANDA.

C E R T I F I C A

Que el asiento de Registro de Comercio transcrito a continuación, cuyo original

está inscrito en el Tomo: 39-A-Pro... Número: 63 del año 2005

así como La Participación, Nota Y Documento que se copian de seguida

son traslado fiel de sus originales, los cuales son del tenor siguiente

ESTE FOLIO PERTENECE A:
MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

0/YUN

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

Recibido: 30/3/05
FMO10146586
578913 579051
Teléfono: 9012307

REGISTRO MERCANTIL PRIMERO ABOGADO REVISOR Abg. Solange Marcano
FIRMA

Bco 73500
Ru 1.032415

Ciudadano

Registrador Mercantil de la Circunscripción Judicial del Distrito Capital y Estado Miranda

Su Despacho

3251 F16 C17 A151

Yo, **CARLOS DELFINO T.**, venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, Expediente 3251, ante usted respetuosamente ocurro para participarle que en la **Asamblea General Ordinaria de Accionistas** de mi representada celebrada el **17 de Marzo de 2005**, fue aprobado lo siguiente:

1° Los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2004, con vista de los informes de la Junta Directiva y de los Comisarios.

2° **La elección de los dos Comisarios Principales y sus Suplentes, así como la fijación de su remuneración**, quedando designados como **Primer Comisario Principal** el **Lic. JACOBO COHEN**, inscrito en el Colegio de Administradores bajo el N° 12.915 y como su **Suplente** la Lic. JACQUELINE SUBERO, inscrita en el Colegio de Administradores bajo el N° 11.437. Como **Segundo Comisario Principal** la **Lic. CLAUDIA VALENCIA**, inscrita en el Colegio de Administradores bajo el N° 35.909, y como su **Suplente** la Lic. ISABEL QUINTERO, inscrita en el Colegio de Contadores Públicos bajo el N° 15.197.

3° Que la compañía **continúe con la modalidad de Sociedad Anónima de Capital Autorizado (S.A.C.A.)**, estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir en CUARENTA Y CINCO MIL OCHOCIENTOS OCHENTA MILLONES CIENTO OCHENTIOCHO MIL CUATROCIENTOS OCHENTA BOLIVARES (Bs. 45.880.188.480,oo).

REGISTRO MERCANTIL PRIMERO
FUNCIONARIO:
N°: 3251 30-03-005
FIRMA:

hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.

6° **Decretar un dividendo ordinario en efectivo de diez bolívares (Bs. 10,oo) por acción**, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de la compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2004, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso del dividendo, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Asimismo, delegó en la Junta Directiva la fijación de las fechas de registro y pago.

Acompaño para ser registrado y archivado en el expediente de esta compañía en ese Registro, copia autorizada del Acta de la Asamblea de Accionistas referida y un ejemplar de los informes de la Junta Directiva, de los Comisarios y de los Auditores Externos, así como de los Estados Financieros aprobados en dicha Asamblea.

Asimismo, solicito se sirva expedir cinco (05) copias certificadas de la presente participación.

Caracas, a la fecha de su presentación.

Carlos Lufino

MINISTERIO DEL INTERIOR Y JUSTICIA
REGISTRO MERCANTIL PRIMERO

DE LA CIRCUNSCRIPCION JUDICIAL DEL DTTO. CAPITAL Y EDO. MIRANDA

Caracas, Primero (1) de Abril del Año 2005 (194 y 146). Por presentado el anterior documento por su FIRMANTE, para su inscripción en el Registro Mercantil y fijación. Hágase de conformidad, y ARCHIVESE original. El anterior documento redactado por Dr. NELLY GONZALEZ DIAZ IPSA N.: 31291 , se inscribe en el Registro de Comercio bajo el N.: -63- TOMO -39-A- PRO.. Derechos Pagados Bs.789370.00 Según Planilla RM N°578943, Banco N°FM01046586 Por Bs.:52920.00. La identificación se efectuó así: CARLOS DELFINO T., C.I: V-3.659.617-

La Registradora Mercantil Primera

Fdo. Abog. LILA CONCEPCION OLVEIRA HERNANDEZ

ESTA PAGINA PERTENECE A:
MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

DIV- 0/YUN

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

Yo, CARLOS DELFINO T., venezolano, Administrador, mayor de edad, de este domicilio, titular de la cédula de identidad N° 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., de este domicilio, inscrita en el Registro de Comercio de esta misma Circunscripción el 31 de marzo de 1950, bajo el N° 379, Tomo 1-B, certifico: que el Acta que a continuación se transcribe es traslado fiel y exacto de su original, Acta de la **Asamblea General Ordinaria de Accionistas de fecha 17 de marzo de 2005**, que corre inserta en el Libro de Asambleas de esta compañía, y que copiada textualmente dice así:

"Hoy, **diecisiete (17) de marzo del año dos mil cinco (2005)**, siendo las **11 a.m.**, se reunieron los accionistas de **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, que más abajo se indican, en las oficinas de la compañía situadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad de Caracas, con motivo de la convocatoria publicada en los diarios El Universal y El Nacional, de fecha 12 de marzo de 2005, que textualmente dice así: "MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. Capital Autorizado Bs. 45.880.188.480,oo. Capital Suscrito Bs. 22.940.094.240,oo. Capital Pagado Bs. 22.940.094.240,oo. *CONVOCATORIA*. Se convoca a los señores accionistas de esta compañía para la Asamblea General Ordinaria de Accionistas que se efectuará el día 17 de marzo de 2005, a las 11 a.m., en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes: 1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2004, con vista de los informes de la Junta Directiva y de los Comisarios. 2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración. 3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado. 4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión. 5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas

MANPA

que considere conveniente. 6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la *fijación* de las *fechas de registro y pago a los accionistas*. Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las ternas de los Comisarios, la propuesta de dividendos y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 25 de febrero de 2005. Caracas, 12 de marzo de 2005. Por LA JUNTA DIRECTIVA. CARLOS DELFINO T. Presidente"

A esta reunión concurrieron los accionistas que se nombran al final de esta Acta, quienes presentaron cartas poderes, los cuales representan **un mil novecientos cuarenta y séis millones cuatrocientas cincuenta y tres mil dieciséis (1.946.453.016) acciones**, o sea, más del **ochenta y cuatro por ciento (84%)** del capital de la compañía, quórum suficiente para realizar la Asamblea. En vista de lo anterior, el Presidente de la Asamblea, Carlos Delfino T., declaró constituida la misma y se procedió a considerar el **Primer Punto de la convocatoria** – la cual fue leída -, o sea, ***Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2004, con vista de los informes de la Junta Directiva y de los Comisarios.*** Los Estados Financieros de la compañía y los consolidados, así como el informe de gestión de la Junta Directiva, los cuales fueron leídos, resultando aprobados por la mayoría de los accionistas presentes, absteniéndose de votar los Administradores de la compañía y la representante del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE).

De seguida se procedió a considerar el **Segundo Punto de la convocatoria**, o sea, ***Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.*** Tomó la palabra Nelly González y propuso que de la PRIMERA TERNA conformada por los señores: JACOBO COHEN, JACQUELINE SUBERO y ENRIQUE MERLO, se designara al Lic. JACOBO COHEN, inscrito en el Colegio de Administradores, bajo el N° 12.915 y la Lic. JACQUELINE SUBERO, inscrita en el Colegio de Administradores, bajo el N° 11.437, como Primer Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la proposición anterior fue aprobada por la mayoría de los accionistas presentes, absteniéndose de votar la representante del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE), resultando elegido como **Primer Comisario Principal** el Lic. JACOBO COHEN, inscrito en el Colegio de Administradores, bajo el N° 12.915 y como su **Suplente** la Lic. JACQUELINE SUBERO, inscrita en el Colegio de Administradores, bajo el N° 11.437.
Seguidamente, Nelly González tomó la palabra y propuso que de la SEGUNDA TERNA conformada por los señores: ISABEL QUINTERO, CLAUDIA VALENCIA y JUAN FELIPE MALINICH, se designara a la Lic. CLAUDIA VALENCIA, inscrita en el Colegio de Administradores, bajo N° 35.909, y a la Lic. ISABEL QUINTERO, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197, como Segundo Comisario Principal y como su Suplente, respectivamente. Sometida a consideración de la Asamblea la

MANPA

proposición anterior fue aprobada por la mayoría por los accionistas presentes, absteniéndose de votar la representante del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE), resultando elegido como **Segundo Comisario Principal** la Lic. CLAUDIA VALENCIA, inscrita en el Colegio de Administradores, bajo N° 35.909, y como su **Suplente** la Lic. ISABEL QUINTERO, inscrita en el Colegio de Contadores Públicos, bajo el N° 15.197. De inmediato Nelly González propuso que la remuneración de los Comisarios Principales fuera de Un Millón Cuatrocientos Mil Bolívares (Bs. 1.400.000,oo) por ejercicio anual para cada uno de los Comisarios actuantes. Sometida a consideración de la Asamblea dicha proposición fue aprobada por la mayoría de los accionistas presentes, absteniéndose de votar la representante del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE).

Seguidamente se procedió a considerar el **Tercer Punto de la convocatoria**, o sea, *Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.* Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición: La Junta Directiva propone a la Asamblea que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado, es decir Cuarenticinco Mil Ochocientos Ochenta Millones Ciento Ochentiocho Mil Cuatrocientos Ochenta Bolívares (Bs. 45.880.188.480,oo). Sometida a la consideración de la Asamblea, la anterior proposición fue aprobada por la mayoría de los accionistas presentes, absteniéndose de votar la representante del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE).

Posteriormente se procedió a considerar el **Cuarto Punto de la convocatoria**, o sea, *Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.* Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea el proyecto para emitir Obligaciones Quirografarias para ser ofrecidas al público hasta por un monto máximo de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. Igualmente, se propone a la Asamblea delegar, por un plazo no mayor de dos (2) años, en la Junta Directiva de la compañía las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de la emisión, entre otros: monto de la emisión dentro del límite establecido en la presente Asamblea, plazo, garantías si fuere el caso y, en general, fijar todas las características o condiciones de las emisiones, conforme a la Ley de Mercado de Capitales, las Normas de la Comisión Nacional de Valores y las disposiciones del Código

MANPA

de Comercio que les sean aplicables. Asimismo, se propone autorizar a la Junta Directiva para delegar dichas facultades en las personas que considere convenientes. Igualmente, se propone a la Asamblea que nombre como Representante Común de los Obligacionistas al Venezolano de Crédito, S.A. Banco Universal y que su remuneración sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por la mayoría de los accionistas presentes, absteniéndose de votar la representante del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE).

Posteriormente se procedió a considerar el **Quinto Punto de la convocatoria**, o sea, ***Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año. En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.*** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: Se propone a la Asamblea autorice a la Junta Directiva para emitir Papeles Comerciales hasta por la cantidad de QUINCE MIL MILLONES DE BOLÍVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$) por año para ser emitidos en una o varias series. Igualmente, se propone a la Asamblea delegar en la Junta Directiva las más amplias facultades para negociar, fijar y establecer todas las condiciones y términos de cada una de las series que conformen la emisión, el número, identificación y monto de cada una de las series de la misma, el valor nominal de los títulos, su fecha de vencimiento, lugar y plazo de pago, precio de colocación, tasa de descuento o de prima y la tasa de rendimiento anual o efectiva o tasa de interés, según el caso, modalidad, sistema de colocación, precio, garantía si fuese necesaria y, en general, todos los aspectos relativos a la emisión. Así como autorizar a la Junta Directiva a realizar todos los actos, gestiones y trámites necesarios para llevar a cabo la emisión. Asimismo, se propone a la Asamblea autorizar a la Junta Directiva para delegar en las personas que considere convenientes las mencionadas facultades, designar a las personas que suscribirán la solicitud de autorización ante la Comisión Nacional de Valores y a las personas que firmarán los títulos de los Papeles Comerciales. Igualmente, se propone a la Asamblea que la remuneración del Representante Común de los Papeles Comerciales sea fijada hasta en un máximo de VEINTICINCO MILLONES DE BOLIVARES (Bs. 25.000.000,oo) por año.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por la mayoría de los accionistas presentes, absteniéndose de votar la representante del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE).

Posteriormente se procedió a considerar el Sexto Punto de la convocatoria, o sea, ***Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.*** Tomó la palabra Carlos Delfino T. y leyó la siguiente proposición de la Junta Directiva: La Junta Directiva propone decretar un dividendo ordinario en efectivo de diez bolívares (Bs. 10,oo) por acción, para cada una de las Dos Mil Doscientas Noventa y Cuatro Millones Nueve Mil Cuatrocientas Veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2004, a favor de los accionistas registrados al quinto día hábil (fecha límite de transacción con beneficio) siguiente de la publicación en un (1) periódico de mayor circulación nacional del aviso de dividendos, pagadero a partir del quinto día hábil siguiente a esta última fecha (fecha efectiva de registro del beneficio). Delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Sometida a consideración de la Asamblea la proposición anterior, fue aprobada por la mayoría de los accionistas presentes, absteniéndose de votar la representante del Fondo de Garantía de Depósitos y Protección Bancaria (FOGADE), y la Asamblea autorizó a los miembros de la Junta Directiva para que cualquiera de ellos realice la participación correspondiente al Registro Mercantil.

No habiendo más de que tratar, se leyó y conformes firman, después del listado, los accionistas presentes. (firmas ilegibles)."

Certificación que se expide en la ciudad de Caracas, a los diecisiete (17) días del mes de marzo del año dos mil cinco (2005).

Nelly González Díaz
Abogado
Inpre-Abogado No. 31291

MANPA

Yo, **CARLOS DELFINO T.**, venezolano, mayor de edad, de este domicilio, titular de la cédula de identidad Nº 3.659.617, procediendo en mi carácter de Presidente de la Junta Directiva de **MANUFACTURAS DE PAPEL C.A. (MANPA) S.A.C.A.**, sociedad mercantil de este domicilio, **CERTIFICO**: "Que el Acta que a continuación se transcribe parcialmente, es traslado fiel y exacto de su original que corre inserto en el *Libro de Actas de la Junta Directiva de mi representada, la cual dice textualmente:*

> "**Acta Nº 929:** Hoy, diecisiete (17) de marzo de dos mil cinco se reunieron en la sede de la compañía, los miembros de la Junta Directiva, señores: Carlos Delfino T., Presidente; Celestino Martínez P., Primer Vice-Presidente; Carlos H. Paparoni, Segundo Vicepresidente; los Directores Arnaldo Añez D., Alfredo Gómez Ruiz, Nelson Isamit, Julio Bustamante, Alfredo Travieso P., Juan Carlos Carpio, Elena Delfino y Fernando Paparoni, Director Suplente en ausencia de Alicia Mariela Paparoni. Igualmente se encontraban presentes Alejandro Delfino T. Presidente Ejecutivo y José Gaetano Paparoni Asesor.
>
> 1. La Junta Directiva decidió establecer como fecha de registro (fecha límite de transacción con beneficio) el 29 de marzo de 2005 y como fecha de pago (fecha efectiva de registro del beneficio) el 05 de abril de 2005, del dividendo aprobado por la Asamblea General Ordinaria de Accionistas celebrada el 17 de marzo de 2005, la cual decretó un dividendo ordinario en efectivo de Diez Bolívares (Bs. 10,oo) por acción, para cada una de las dos mil doscientas noventa y cuatro millones nueve mil cuatrocientas veinticuatro (2.294.009.424) acciones que conforman el capital social actual de esta compañía, con cargo a las Utilidades Netas correspondientes al ejercicio finalizado el 31 de diciembre de 2004. Los dividendos serán pagados en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, esquina con Av. El Parque, Torre Country Club, Piso 12, Chacaíto."

Certificación que expido en Caracas a los diecisiete (17) días del mes de marzo del año dos mil cinco.

MANUFACTURAS DE PAPEL C.A.

EP **CARLOS DELFINO T.**
Presidente de la Junta Directiva

INTERPRETE PUBLICO — REPUBLICA DE VENEZUELA — JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of MANPA]

I, **CARLOS DELFINO T.**, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.3659617, proceeding in this act in my capacity as Chairman of the Board of Directors of **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**, a trading company, of this domicile, do hereby certify that: "the Minutes herein below transcribed is a true and exact copy of its original that is inserted to the Minute Book of this company, and which textually transcribed reads as follows:

"Record No.934: As of today, the Twenty-Ninth (29th) day of September of the year Two Thousand Five there gathered the members of the Board of Directors: Carlos Delfino T., Chairman; Celestino Martínez P., First Vice-President; Carlos H. Paparoni, Second Vice-President; Directors: Alfredo Travieso P., Arnaldo Añez D., Julio Bustamante, Juan Carlos Carpio, Elena Delfino, Nelson Isamit, and Assistant Directors Alberto Delfino T. and Fernando Paparoni in absence of Alfredo Gómez Ruiz and Alicia Mariela Paparoni, respectively. /Likewise, Alejandro Delfino T., Executive President and José Gaetano Paparoni, Advisor, were also present.

5) The Board of Directors, in virtue of authorization granted by the General Shareholder's Meeting held on March 17, 2005 agreed to appoint Banco Venezolano de Crédito, Banco Universal as Common Representative of Holder of Commercial Papers. In this connection, the Board authorized Alejandro Delfino T. and/or Juan Antonio

Lovera to subscribe the documents required to the Common Representative of Holders of Commercial Papers and to set their remuneration up to the amount of Twenty-Five Million Bolivars (Bs.25,000,000.00) within the limits approved by the General Shareholder's Meeting held on March 17, 2005."

This certification is issued in Caracas on the First (1st) day of August of the year Two Thousand Five.

MANUFACTURAS DE PAPEL, C.A.

CARLOS DELFINO T. (signed) Illegible.

Chairman of the Board of Directors. --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 31st, 2005.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of "Venezolano de Crédito"]

Caracas, August 12, 2005.

Messrs.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

OFFICE OF THE DIRECTOR OF PUBLIC OFFER

Present.-

RECEIVED 2005 DEC -8 A 11:08 OFFICE OF INTERNATIONAL CORPORATE FINANCE

We address you in order to inform you that VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL, has accepted acting as Common Representative of Holders of Commercial Papers of Issuance of Commercial Papers at Bearer, identified as ISSUANCE 2005-I that MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. agreed to make up to the TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.00) pursuant to the approval by the General Shareholders' Meeting held on March 17, 2005 and the resolutions by the Board of Directors in meeting held on July 29, 2005.

In this regard we inform you that there is no conflict of interest whatsoever between the Issuer and this bank institution.

Having no further matter to discuss,

Sincerely,

For VENEZOLANO DE CREDITO, S.A., BANCO UNIVERSAL,

MARIA EUGENIA GAMEZ AZPURUA(signed) Illegible.

Legal Advisor. --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 15th, 2005.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

VENEZOLANO DE CREDITO

Caracas, 12 de agosto de 2.005.

Señores
COMISION NACIONAL DE VALORES.
DIRECCION DE OFERTA PUBLICA.
Presente.-

Nos dirigimos a Ustedes en la oportunidad de informarles que el ***VENEZOLANO DE CREDITO, S.A., Banco Universal***, ha aceptado actuar como Representante Común de los Tenedores de Papeles Comerciales de la Emisión de Papeles Comerciales al Portador, identificada como ***EMISIÓN 2005-I,*** que acordó efectuar la sociedad mercantil ***MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.,*** hasta por la cantidad de DIEZ MIL MILLONES DE BOLIVARES (Bs. 10.000.000.000,00); de conformidad con lo aprobado en la Asamblea General de Accionistas celebrada el 17 de marzo de 2.005 y lo resuelto por su Junta Directiva en sesión de fecha 29 de julio de 2005.

En este sentido le participamos a ustedes que no existe conflicto de intereses entre el Emisor y esta Institución Bancaria.

Sin más a que hacer referencia, queda de ustedes,

Atentamente,

Por **VENEZOLANO DE CREDITO, S.A. Banco Universal.**

MARIA EUGENIA GAMEZ AZPURUA
Consultor Jurídico.

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

COMMON REPRESENTATIVE OF HOLDERS OF COMMERCIAL PAPERS

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, a company domiciled in the city of Caracas and originally registered with the Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, which was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by its Corporate Finance Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5534882 dully authorized thereon in meeting of the Board of Directors of his principal as of July 29, 2005 that hereinafter will be referred to as "**THE ISSUER**", on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal**, domiciled in Caracas, incorporated as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925 under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1925 under No.3262, changed into Banco Universal, its business name changed and fully amended its by-laws as evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of January 24, 2002 under No.11, Volume 6-A-Pro, published in the newspaper "La Religión" as of March 7, 2002

represented in this act by MARIA EUGENIA GAMEZ AZPURUA, bearer of Identity Card No.5566177, dully authorized by the Executive Committee as of June 30, 2005 that hereinafter will be referred to as "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

FIRST: ISSUANCE AGREEMENT

THE ISSUER by means of General Shareholders' Meeting held in Caracas, on March 17th, 2005 and upon decision of the Board of Directors in its meeting No.934 dated July 29, 2005 approved issuing Commercial Papers at Bearer amounting to up to TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.00), which are identified as Issuance 2005-I, with the characteristics, conditions and fashions set forth in the corresponding Prospectus of issuance and the Placement Contract that are hereby declared an integral part of the present contract. The National Securities and Exchange Commission, as per Resolution No.XXX dated XXX approved the aforementioned issuance.

SECOND: APPOINTMENT

The General Shareholders' Meeting of **THE ISSUER,** in meeting held on March 17, 2005 agreed to appoint VENEZOLANO DE CREDITO, S.A.; Banco Universal as Common Representative of Holders of Papers of each of the series issued from the date of executing the present contract and based on authorization No. XXX granted by the National Securities and Exchange Commission

THIRD: POWERS OF THE BANK

THE BANK in its capacity as Common Representative of Holders of Commercial Papers will have all the powers and responsibilities vested upon it by the Law pursuant to the provisions of the Capital Market Law and the Standards for Issuing, Public Offering and Negotiating Commercial Papers set forth by the National Securities and Exchange Commission. The Common Representative will remain in its duties until maturity of the last series in circulation corresponding to authorization to issue commercial papers. In case **THE ISSUER** is in default when complying with the obligations contracted due to issuance of commercial papers by the issuing entity, the Common Representative of

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

holders of the aforementioned commercial papers shall call for a meeting of holders of commercial papers in order to inform them about the situation.

FOURTH: **DUTIES OF THE ISSUER**

THE ISSUER is bound to inform **THE BANK** five (5) days in advance in regard to the series to be issued based on the authorization referred to in the First clause of the present contract as well as to provide **THE BANK** all the financial, technical, accounting, legal and operating information that may be necessary and related to the issuance object of this contract. However, **THE BANK** shall contract at the expenses of **THE ISSUER** the professional services able to provide such information so that **THE BANK** may carry out the legitimate functions to defense and protect the rights of the holders of commercial papers and to comply with the duties set forth in the Capital Market Law. **THE BANK** will notify **THE ISSUER** about the professional services it may be willing to hire.

FIFTH: **PAYMENT OF SERVICES**

THE BANK will receive up to a maximum amount of SIX HUNDRED SIXTY THOUSAND BOLIVARS (Bs.660,000.00) monthly for the services inherent to its condition of Common Representative of Holders of Commercial Papers, payable the first monthly payment at the beginning of the Public Offer of the first series of this issuance and the following on the same date of each subsequent month while the issuance is in effect. **THE ISSUER** does hereby authorize **THE BANK** to debit the aforementioned amounts from the Current Account No.0104-0030-91-0300001963 belonging to **THE ISSUER** that is kept with VENEZOLANO DE CREDITO, S.A., Banco Universal.

SIXTH: **EXPENSES**

All the expenses incurred in due to notices and publications of Notices pursuant to the Capital Market Law as well as the Standards for Issuing, Public Offering and Negotiating Commercial Papers will be on account of **THE ISSUER** and shall be debited from the Current Account No. 0104-0030-91-0300001963 that **THE ISSUER** holds in Venezolano de Crédito, S.A., Banco Universal.

SEVENTH:

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

In case **THE ISSUER,** prior fully paying off its obligations before the holders of commercial papers, judicially requires the delay status or is in liquidation proceedings or needs to demand payment of obligations, **THE BANK** after acknowledging request of delay or liquidation proceedings or the need to carry out an aggressive collection will convene a Meeting of Holders of Commercial Papers to inform them about the ongoing situation. Likewise, **THE BANK** shall immediately notify the National Securities and Exchange Commission, if the case may be, about its condition of direct creditor of **THE ISSUER** with reference to the collateral, if any, of its direct credit against the issuing entity and with an explanation of which could be the conflict of interests **THE BANK** may have when collecting its direct credit.

EIGHT: CAPITAL LEGITIMATING

THE BANK, proceeding in its capacity as Common Representative of Holders of Commercial Papers, is bound to comply with the provisions that may be applicable, included in the Standards for Prevention, Control and Taxation of Operations for legitimizing capital applicable to Venezuelan capital markets, established by the National Securities and Exchange Commissions and published in Official Gazette No.36411 as of March 11, 1998.

NINTH: For all purposes it is hereby understood that **THE BANK** does hereby only assume the obligations inherent to its condition of Common Representative of Holders of Commercial Papers and in no case is responsible of any noncompliance attributable to **THE ISSUER**, its fault or delay in payment or to the truthfulness of the information provided to the National Securities and Exchange Commission. In any case, **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A**. is bound to immediately notify **THE BANK** about any fact, event or situation that may influence compliance with its duties in regard to the issuance of Commercial Papers referred to herein.

TENTH: DOMICILE

For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special and exclusive domicile, excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.

Any notices required and included herein shall be in written and effective when received at the addresses specified below:

THE ISSUER:

MANUFACTURAS DE PAPEL, COMPAÑÍA ANÓNIMA (MANPA), S.A.C.A. Av. Francisco de Miranda, Torre Country, Piso 11, Chacaito, Caracas, Venezuela.

THE BANK:

VENEZOLANO DE CRÉDITO, S.A., Banco Universal. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria (Trust Management), Caracas.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at the date of its authentication. --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 15th, 2005.

REPÚBLICA DE VENEZUELA INTÉRPRETE PÚBLICO JUDITH X. HERNÁNDEZ MORA

JUDITH HERNÁNDEZ MORA
CERTIFIED TRANSLATOR

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Logotype of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUANCE 2005-I

The authorization granted by the National Securities and Exchange Commission for the present Issuance was registered with the National Securities and Exchange Registry as xxx as per Resolution No.xxx for the amount of Bs.10,000,000,000.00, and will be in effect for one (1) year from the date of issuing the first series.

The General Shareholders' Meeting of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. held on March 17, 2005 approved and empowered the Board of Directors to set the terms and conditions of issuance. The Board of Directors authorized the Issuance and Public Offer of Commercial Papers in its meeting No. 934 held on July 29, 2005.

On XXX MANPA Corporate Finance Vice-President by the powers vested upon him by meeting of the Board of Directors held on July 29, 2005 agreed the issuance of the present series:

TOTAL AMOUNT OF SERIES I

Bs.X,XXX,XXX,XXX.oo

The present series is represented by a Sole Bond amounting to Bs. X,XXX,XXX,XXX.oo which will be under custody at the office premises of Venezolano de Crédito, S.A. Banco Universal, in its capacity as Custody Agent which in turn will issue Negotiable Custody Certificates equal to the number of investors the series may own.

The Common Representative of Holders: Venezolano de Crédito, Banco Universal

PLACEMENT PRICE:	**At discount**
PLACE AND DATE OF ISSUANCE:	**YIELDING %**
Caracas, XXX	
MATURITY DATE: Caracas, XXX	**360-day basis**
TERM:	**XX days**
PAYMENT FASHION:	**Par value payable upon maturity**

CLAVE, SOCIEDAD CALIFICADORA DE RIESGO, C.A. Category "X": Subcategory "XX"

CLASIFICADORES ASOCIADOS S&S, C.A. Category "X": Subcategory "XX"

Payment place: The par value of these bonds will be paid when due at MANPA office premises situated in Avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas, Phone 901-2335 – 901-2245.

The minimum amount of investment cannot be less than One Hundred Thousand Bolivars (Bs.100,000.00).

PLACEMENT AT xxxx

PLACEMENT AGENT xxxx

Phones 8066860/ 8066871

Please request the aforementioned Placement Agent the Issuance Prospectus authorized by the National Securities and Exchange Commission. Primary placement of bonds will begin on XXX, 2005 and have a term of 15 continuous days.

PUBLICITY AUTHORIZED BY THE NATIONAL SECURITIES AND EXGHANGE

COMMISISON.--

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 15th, 2005.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

No. (blank)

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL

CERTIFICATE OF CUSTODY

COMMERCIAL PAPER OF

ISSUANCE: (blank) SERIES: (blank)

MATURITY: (blank) YIELDING: (blank)

The present certificate evidences BEARER has acquired the amount of ***00000000*** bolivars representing ***000***% of one (1) Sole Bond amounting to Bs***00000000*** issued by XXXXX as a Commercial Paper at Bearer, which is in custody by the Fiduciary Management of Venezolano de Crédito, S.A. BANCO UNIVERSAL.

VENEZOLANO DE CREDITO, S.A. BANCO UNIVERSAL

AUTHORIZED BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION AS OF XXX OF 2005 AS PER RESOLUTION No. XXXXX. --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 15th, 2005.

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

CUSTODY AGENT CONTRACT

Between **MANUFACTURAS DE PAPEL, C.A. (MANPA), S.A.C.A.**, a company domiciled in the city of Caracas and originally registered with the Court of First Instance of the Federal District as of March 31, 1950 under No.379, Volume 1-B, its last amendment was registered before the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State (today Capital District) as of July 14, 1999 under No.35, Volume 141-A-Pro, dully represented in this act by its Finance Corporate Vice-President **JUAN ANTONIO LOVERA**, a Venezuelan citizen, of legal age and bearer of Identity Card No.5534882 dully authorized thereon in meeting of the Board of Directors of its principal as of July 29, 2005 that hereinafter will be called "**THE ISSUER**", on one part, and for the other **VENEZOLANO DE CREDITO, S.A. Banco Universal**, a company domiciled in Caracas, incorporated as evidenced by document registered with the Commercial Registry of the Court of First Instance in Commercial Matters of the Federal District as of June 4, 1925, under No.204, published in Municipal Gazette of the Government of the Federal District as of June 6, 1925, under No.3262, changed into Banco Universal, its legal name changed and fully amended its by-laws as evidenced by document registered with the First Commercial Registry of the Judicial Circuit of the Capital District and Miranda State as of January 24, 2002 under No.11, Volume 6A Pro, published in the newspaper "La Religión" as of March 7, 2002

represented in this act by MARIA EUGENIA GAMEZ AZPURUA, bearer of Identity Card No.5566177 dully authorized by the Directors Committee as of June 30, 2005 who hereinafter be called "**THE BANK**", have decided to enter into the present contract comprising the following Clauses:

FIRST:

The present contract governs everything related to the service **THE BANK** will render to **THE ISSUER** for the protection and safekeeping of the Sole Bonds and/or macrobonds this latter may issue to each of the series corresponding to Issuance of Commercial Papers at Bearer, which amount to **TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.00)** that **THE ISSUER** will issue. The present Issuance was approved by the General Shareholders' Meeting held on March 17, 2005 and with the decision of the Board of Directors in meeting dated July 29, 2005 placed through Public Offer, and was authorized by the National Securities and Exchange Commission, as per Resolution No.XXX dated XXX with the obligation by VENEZOLANO DE CRÉDITO, S.A., Banco Universal to return them to THE ISSUER when each of them are due.

SECOND:

THE ISSUER appoints **VENEZOLANO DE CREDITO, S.A., Banco Universal** as **CUSTODY AGENT** of the Sole Bonds and/or macro bonds it may issue for each of the series of the issuance identified in the clause above; therefore, **THE ISSUER**, does hereby authorize **VENEZOLANO DE CREDITO, S.A., Banco Universal** to issue the corresponding negotiable custody certificates evidencing percentage ownership of that acquiring the macrobond of commercial papers. Printing the custody certificates by **THE CUSTODY AGENT** will only and exclusively be made by complying with the list provided by the **PLACEMENT AGENT OR AGENTS**, dully signed by the authorized officers for that purpose and prior confirmation by **THE ISSUER**, indicating the name of each investor, the amount acquired, the series to which it belongs, its maturity and the percentage of participation.

THE CUSTODY AGENT will issue Negotiable Custody Certificates provided that it receives by **THE ISSUER** the sole bond and/or macrobond of the series as well as the information provided by the **Placement Agent or Agents**. The Negotiable Custody

Certificates shall include the following information in their text: a) Type of Certificate; b) Name of the issuer of certificate; c) Percentage of participation in macrobond; d) Identification of series and its main characteristics; e) Authorization of issuance by the National Securities and Exchange Commission, and f) Authorized signatures of the Custody Agent.

THIRD:

THE ISSUER backs the authenticity of the Sole Bonds and/or macrobonds delivered to the **CUSTODY AGENT** and it is hereby expressly understood that **THE ISSUER** is the sole debtor and is bound before the holders of Commercial Papers to pay both capital stock and yielding of such papers comprised in the sole bond and/or macrobond from the moment the **CUSTODY AGENT** delivers the Negotiable Custody Certificates object of this operation.

FOURTH:

It is hereby understood that **VENEZOLANO DE CREDITO, S.A., Banco Universal**, acting as Custody Agent of the series comprising Issuance of Commercial Papers does not assume any other responsibility that does not arise from compliance with the present contract and, therefore, it is not held responsible for the obligations of **THE ISSUER** in regard to the Issuance of Commercial Papers indicated in the First Clause of this contract. Therefore, **VENEZOLANO DE CREDITO, S.A., Banco Universal,** in its capacity as Custody Agent does not guarantee holders of Commercial Papers or holders of Negotiable Custody Certificates payment of capital and interests by **THE ISSUER**.

The obligation of **THE CUSTODY AGENT** to carry out on account of **THE ISSUER** the custody and issuance of Negotiable Custody Certificates is subject to the following conditions:

a) **THE CUSTODY AGENT** should have received the Sole Bond and/or macrobond by **THE ISSUER** within the two (2) days prior beginning the public offer of the series referred to.

b) **THE CUSTODY AGENT** should have received the original instructions by the Placement Agents appointed by THE ISSUER, prior comprised by this latter.

FIFTH:

REPÚBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

THE ISSUER is bound to provide **THE BANK** all the information required so that this latter may comply with the provisions set forth herein. **THE ISSUER** is bound to immediately notify **THE CUSTODY AGENT,** in written, of any relevant event related to Issuance of Commercial Papers, their circulation, their maturity.

SIXTH:

THE BANK will receive for its services as Custody Agent the amount of **FIVE HUNDRED THOUSAND BOLIVARS (Bs.500,000.00)** monthly from the issuance of public offer of the first series comprising Issuance of Commercial Papers identified in the first clause of this contract, which are debited from the current account No.0104-0030-91-0300001963 maintained by **THE ISSUER** at VENEZOLANO DE CRÉDITO, S.A., Banco Universal; therefore, **THE ISSUER** does hereby authorize **THE CUSTODY AGENT** to make such monthly charges.

SEVENTH:

This contract will be in effect from the date of starting placement of the first series of Commercial Papers part of the issuance referred to herein and until repayment and payment of the Sole Bond and/or macrobond of the last series, including the issuance identified herein; however, the parties mutually agreed that they may render the contract terminated at any time, prior written notice with at least thirty (30) days in advance from the date of termination.

EIGHT:

Pursuant to the provisions set forth in the Standards for Prevention, Control and Taxation of Operations for legitimizing capital applicable to the Venezuelan capital market, published in Official Gazette No.36.411 as of March 11, 1998 the obligation to keep a record of the individuals and body corporate that acquire commercial papers related to the present issuance will be on account of **THE ISSUER**, as provided for the aforementioned standards.

NINTH:

For all the effects of this contract, its derivatives and consequences, the parties choose the city of Caracas as special domicile, exclusive and excluding any other, to which Court jurisdiction they do hereby expressly declare to submit.

Any notices required and provided for herein shall be made in written and be effective upon reception in the addresses specified as follows:

THE ISSUER:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Av. Francisco de Miranda, Torre Country, Piso 11, Chacaito, Caracas, Venezuela.

THE CUSTODY AGENT:

VENEZOLANO DE CRÉDITO, S.A., Banco Universal. Av. Alameda, Torre Venezolano de Crédito, Urbanización San Bernardino, Piso 8, Gerencia Fiduciaria (Trust Management), Caracas.

Three (3) counterparts of one same tenor and for one sole purpose are made in Caracas, at [DATE] 2004. --

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, October 18th, 2005.

REPUBLICA DE VENEZUELA
INTERPRETE PUBLICO
JUDITH X. HERNANDEZ MORA

JUDITH HERNANDEZ MORA
CERTIFIED TRANSLATOR

RECEIVED
2005 DEC -8 A 11:59
OFFICE OF INTERNATIONAL

INTERPRETE

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--------------------------------------

[Logotype of MANPA] **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.**

ISSUANCE OF COMMERCIAL PAPERS AT BEARER

-2005-

MAXIMUM AUTHORIZED AMOUNT TO CIRCULATE: Bs. 10,000,000,000.00

COORDINATOR:

[Logotype of MANPA] **MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. -----**

[Logotype of MANPA] PROSPECTUS

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-in Bs. 22,940,094,240.00

ISSUANCE OF COMMERCIAL PAPERS AT BEARER

MAXIMUM AUTHORIZED AMOUNT TO CIRCULATE:

TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.00)

CODE, SOCIEDAD CALIFICADORA DE RIESGO, C.A.	**CATEGORY "X" SUBCATEGORY "XX"**
CLASIFICADORES ASOCIADOS S&S,C.A	**CATEGORY "X" SUBCATEGORY "XX"**

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL

COMMON REPRESENTATIVE OF COMMERCIAL PAPERS HOLDERS

ISSUANCE: 2005-I

The Present Issuance of Commercial Papers was approved in General Shareholders' Meeting held on March 17, 2005, registered with the First Commercial Registry of the Judicial Circuit of the Federal District and Miranda State as of May 26, 2003 No.61, Volume 61-A-Pro, and approved by the Board of Directors as per Minute No. 934 as of July 30, 2005.

CERTIFICATION BY THE NATIONAL SECURITIES AND EXCHANGE COMMISSION: "THE NATIONAL SECURITIES AND EXCHANGE COMMISSION DOES HEREBY CERTIFY THAT ALL THE STANDARDS RELATED TO ISSUANCE, PUBLIC OFFER AND NEGOTIATION OF COMMERCIAL PAPERS HAVE BEEN COMPLIED WITH IN REGARD TO THE AUTHORIZATION REQUEST TO MAKE A PUBLIC OFFER IN THE TERMS AND CONDITIONS DESCRIBED IN THIS PROSPECTUS. IT DOES NOT CERTIFY THE QUALITY OF THE INVESTMENT."

The authorization to issue Commercial Papers was registered with the National Securities Registry by Resolution No. XXXXX as of XX, 2005 and will be in effect for one (1) calendar year from the day following the date of issuance of the first series.

1. BASIC INFORMATION ABOUT ISSUANCE

1.1. Type of Document:

Commercial papers at bearer.

1.2. Maximum Amount Authorized to Circulate:

The maximum amount of commercial papers that may be in circulation at any moment while the authorization is in effect amounts to TEN THOUSAND MILLION BOLIVARS (Bs.10,000,000,000.oo). The authorization will be in effect for one calendar year from the day following the date of issuing the first series, which shall be publicly offered within the three (3) months following the date of receiving notification of the authorization granted by the National Securities and Exchange Commission.

1.3. Issuances:

Issuances may be carried out in one or more series, simultaneously or consecutive, which may be in bolivars and can not be inferior to the ten per cent (10%) of the maximum amount authorized.

The total amount, at par value, of the series in circulation shall not exceed at any time the global amount authorized of TEN THOUSAND MILLION BOLIVARS WITH 00/100 (Bs.10,000,000,000.oo). For the purposes of calculating the maximum amount in circulation, the par value of the Commercial Papers issued but not placed in the market will not be computed.

1.4. Periods:

The securities will have a fixed maturity neither less than fifteen (15) days nor more than three hundred sixty (360) days from the date of issuance, pursuant to the provisions of Article No.50 of the CAPITAL MARKET LAW. The periods will be defined in the corresponding newspaper publication at the beginning of placement of each series.

Maturity shall neither be anticipated nor after the expiration date of the authorization granted by the National Securities and Exchange Commission, pursuant to Article No. 2 of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers. Only in case of default, the meeting of holders of commercial papers shall agree upon a longer term.

1.5. Price to the Public and Placement:

The price to the public of the primary placement of securities of commercial papers comprising each series issued, which is based on this authorization, shall be at its par value, at discount or with premium.

The respective interest rates and the effective yielding are defined in item 1.7 of this prospectus.

1.6. Placement:

Placement of each series of the present issuance shall be made under any of the following placement systems: "Placement based on Bigger Efforts", "A Firm Placement" or "Guaranteed", as determined for each series.

THE ISSUER shall directly place the series that may be issued based on this authorization, being able to use the Public Brokers of Securities as Distribution Agents. The relevant PLACEMENT AGENT or AGENTS will be determined for this series, and this will be evidenced in the corresponding newspaper notice.

1.7. Interests or Yielding:

The corresponding interest rates and their effective yielding will be determined at the moment of initial placement of each series, and will be stated in the corresponding Sole Bond and notified in the relevant newspaper notices.

1.8. Custody of Securities:

Each series to be issued, based on this authorization, will comprise one Sole Bond amounting to the series effectively placed, which shall remain in custody by Venezolano de Crédito, S.A. Banco Universal that will issue Negotiable Custody Certificates equal to the number of investors each series own.

1.9. Common Representative of Holders of Commercial Papers:

The Board of Directors of Manufacturas de Papel , C.A. (MANPA) S.A.C.A. , in Meeting held on July 29, 2005 agreed to appoint Venezolano de Crédito, S.A. Banco Universal as Common Representative of the Holders of Commercial Papers, such appointment was approved by the National Securities and Exchange Commission as of XXXXX , 2005 under No.XXXXX.

1.10. Secondary Market:

Within the twenty (20) days following the date when the primary placement process of each series has ended, the registration of the Sole Bond or Bonds part of such series can be requested to Bolsa de Valores de Caracas, C.A.

1.11. Payment of Securities:

The securities that are part of each series will be paid when due by Manufacturas de Papel, C.A. (MANPA) S.A.C.A., situated in Avenida Francisco de Miranda con esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

1.12. Use of Funds:

Funds from placing the present issuance of Commercial Papers will be destined to cover the needs of the Working Capital understood as the difference between the Accounts Receivable plus the inventories less the Accounts payable. This difference is normally produced by the existing imbalance among purchasing raw materials, processing raw materials and transforming them into finished products, selling the product and further collecting the sale.

1.13. Risk Qualifiers:

In compliance with the provisions of the Standards related to Issuance, Public Offer and Negotiation of Commercial Papers, the results from the risk qualification process of the commercial papers comprising the present public offer are indicated herein below:

- **CLASIFICADORES ASOCIADOS S&S, SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

"The Qualifying Board grants the present issuance the category **X**, sub-category **XX**"

- **CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.**

"The Qualifying Board grants the present issuance the category **X**, sub-category **XX**".

These reports do neither entail a suggestion to purchase, sell or maintain qualified securities nor a guarantee to pay the securities. These reports are some appraisals of the probability that the capital of the security and its yielding are paid in due time.

2. INFORMATION ABOUT THE ISSUING ENTITY.

2.1. Name, Main Activity, Domicile and Duration

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is a company of those stipulated in the Code of Commerce. It has its domicile in the city of Caracas, and according to the provisions of Clause No.2 of its regulations, it may establish plants, manufacturing plants, agencies or branches where the Company Board of Directors deems necessary or convenient. The duration of the Company is until December 31 of the year two thousand fifty-one (2051), pursuant to the provisions of the General Shareholders' Meeting held on April 22, 1994 which Minute was registered with the First Commercial Registry Office of the Judicial Circuit of the Federal District and Miranda State as of May 24, 1994, under No.24, Volume 55-A-Pro.

Legal Purpose

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A., pursuant to the provisions of Clause No.1 of its by-laws, is a company by Shares which main purpose is to manufacture paper pulp, paper and any kind of paper-related articles, specially, sacks and bags of all kind, printed or not; and, in general, the industrialization of paper in the broadest sense. It may likewise establish, take part in whatever the way or acquire shares from other companies, that may or may not have connection with the main purposes of the company; enter into any type of agreements, even though they may not

be related to the production of paper, its industrialization and manufacturing, acquire or receive for any security any type of movable or immovable goods and values of any nature, as well as to dispose of or encumber such goods.

Address of **Manufacturas de Papel, C.A. (MANPA) S.A.C.A. :**

Caracas Office:

Avenida Francisco de Miranda con Esquina El Parque, Torre Country Club, Piso 11, Chacaíto, Caracas.

Phones: (0212) 901 23 35

Fax: (0212) 901 23 17

Plants:

"I.E.E." Mill Division and "F.C.R.R." Division:

Avenida Aragua, Maracay, Aragua State.

Phones: (0243) 240 11 15 – 240 11 16– 240 10 90

Fax: (0243) 240 10 33

Hygienic Paper Mill Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phones: (0243) 240 75 48 – 240 74 88

Fax: (0243) 272 39 02

Bag Conversion Division, Sack Division and School and Office Product Conversion Division:

Calle Guayamure, Zona Industrial La Hamaca, Maracay, Aragua State.

Phone: (0243) 240 10 01

Fax (0243) 234 58 56

2.2. Registry Data:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established in 1950. The Articles of Incorporation and By-Laws of the company were registered with the Commercial Registry kept by the Court of First Instance in Commercial Matters of the Federal District, on March 31, 1950 under No.379, Volume 1-B (File No.3251). Its last amendment to the by-laws was registered with the First Commercial Registry of the

Judicial Circuit of the Federal District and Miranda State on July 14, 1999 under No. 35, Volume 141-A-Pro.

2.3. Managerial and Executive Personnel:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. is administered by a Board of Directors comprised of eleven (11) Main Members and eleven (11) Acting Members who last two (2) years in office. The current Board of Directors was elected in the General Shareholder's Meeting held on April 23, 2004.

Main Directors:

CARLOS DELFINO T. – Chairman of the Board of Directors

Bachelor of Administrative Sciences; Second Vice-President of Corporación Industrial de Energía, C.A., Acting Director of Turboven Company, Acting Director of Turbogeneradores Maracay , C.A., Acting Director of Turboogeneradores de Venezuela, C.A., Director of C.A. Fábrica Nacional de Cementos; Director of Cementos Táchira, C.A., Executive President of Inmuebles y Valores 231107, S. A., Former Chairman of the Board of Directors of Corporacion Forestal Imataca; Former Director of Banex Mercado de Capitales; Former Chairman of the Board of Directors of C.A. Fábrica Nacional de Cementos; Former Chairman of the Board of Directors of C.A. Cementos Táchira and Former President of Asociación Venezolana de Productores de Cementos.

JUAN CARLOS CARPIO DELFINO – Main Director

Bachelor of Administration; Executive President of Agroindustrial and Agropecuaria Mandioca, C.A., second Vice-President of Inmuebles y Valores 231107, S.A. and Director of Corporación Industrial de Energía, C.A.

ALFREDO EDUARDO TRAVIESO PASSIOS – Main Director

Lawyer graduated from Universidad Católica Andrés Bello, undertook postgraduate studies at the same university and at Michigan University, the United States of America. Main member of the Law Firm Tinoco, Travieso, Planchart & Nuñez; President of Hamburg Süd de Venezuela, C.A. and Group Emboca, C.A.; Main Director of the Board of Directors of Mercantil Servicios Financieros, C.A. and Banco Mercantil, C.A. (Banco Universal), Commerce Bank Holding Corp., Corporación Industrial de Energía, C.A.,

Centro Comercial Judibana, C. Hellmund & Cía, Tapas Corona, S.A.; ARS Publicidad S.A., Venamcham; President of the Venezuelan Association of Tax Law and Member of the Venezuelan Association of Tax Law, Member of the International Bar Association and Member of International Academy State & Trust.

ALFREDO GOMEZ RUIZ- MAIN DIRECTOR (+)

Bachelor of Finances and Banking, Main Director of Corporación Industrial de Energía, C.A., S.A.C.A., President of Distribuidora Universal KIA, President of Bavariam Motors, C.A., Director de Bolivar Banco Univesal, Director de Transporte de Valores Transban, C.A., Director of Cámara de Compesaciones de Opciones y Futuros de Venezuela, C.A. (CACOFV), Director of Fundación Carlos Delfino, Director of Organización Axxa, C.A., Director of BBO Servicios Financieros, Director of BBO Casa de Bolsa, Executive Member of Fondo de Valores Inmobiliarios, Former President of Banco de Inversión Bancaracas, Former Director of Banco Caracas, Former Director of Consorcio Inversionista Bancaracas, Former Director of Banco Mercantil C.A., S.A.C.A. AND Former Director of Consorcio Inversionista Mercantil (CIMA), C.A., S.A.C.A.

ARNALDO AÑEZ DELFINO – Main Director

Bachelor of Administration, Manager Director of Proyectos y Realización de Empresas, C.A., Cosultant Director of Empresas Inmobiliarias, former Assistant to the Cost Control Plant Management of C.A. Fábrica de Papel de Maracay and Former Director of Corporación Industrial de Energía, C.A.;

ELENA DELFINO P. – Main Director

Lawyer, Acting Director of Corporación Industrial de Energía, C.A., Former Director of Corporación Forestal Imataca, C.A. and Former of Aserradero Venwood C.A.

ALICIA PAPARONI M. – Main Director

Surgeon specialized in Pediatrics and Director of Corporación Industrial de Energía, C.A.

CARLOS HENRIQUE PAPARONI – Second Vice-President of Board of Directors

Lawyer, President of Board of Directors of Inmuebles y Valores 231107, S.A. and Director of Corporación Industrial de Energía, C.A.

NELSON ISAMIT – MAIN DIRECTOR

Industrial Engineer, Analyst of Statistical Control, Postgraduate from Instituto Tecnologico y de Estudios Superiores de Monterrey (Mexico), Former Plant Manager of Autopartes Nacionales (Autoparna) (1983-2003) and Main Director of Corporación Industrial de Energía,C.A.

CELESTINO MARTÍNEZ P. – First Vice-President of the Board of Directors

Civil Engineer; Master in Civil Engineering; Master in Industrial Engineering; PhD-Stanford in Industrial Engineering; Executive President and Director of Corporación Industrial de Energía C.A.; First Vice-President of Inmuebles y Valores 231107, S.A., Director of C.A. Fábrica Nacional de Cementos, Director of Cementos Táchira, C.A., Main Director of Turboven Company, Main Director of Turbogenradores Maracay, C.A. and Main Director of Turbogeneradores de Venezuela, C.A.

JULIO BUSTAMANTE – Main Director

Director, Representative and Shareholder of Agropecuaria Dos Caminos, C.A.; Grupo Las Plumas; of Althogar, C.A.; Representative and Director of Fundación Museo Nacional de la Agricultura; Director of Corporación Industrial de Energía, C.A.; Main Director of Inmuebles y Valores 231107 S.A.; Representative of Centro de Estudios Los Caminos, Director of Arrocera Piedras Blancas, C.A., Former President and Member of the Board of Directors of Sociedad de Ganaderos de Portuguesa and Former Director of the Sociedad de Ganaderos de Venezuela.

Acting Directors:

ALBERTO DELFINO T – Acting Director

Bachelor of Business Administration and Marketing; Acting Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, S.A.

RICARDO DELFINO M – Acting Director

Bachelor of Administration; Executive President of Cement Express, C.A., of Transporte 2993, C.A. and Transporte Transbk, C.A.; Acting Director of Corporación Industrial de Energía C.A. and Acting Director of Inmuebles y Valores 231107 S.A.

ARMANDO MARTÍNEZ M – Acting Director

Civil Engineer; Master in Operation Research – Cornell, Master Decisions Analysis - Stanford, PHD Engineering Management – Stanford, Acting Director of Turboven

Company, Acting Director of Turbogeneradores Maracay, C.A., Acting Director of Turbogeneradores de Venezuela, C.A., General Manager of Soltuca, Director of Corporación Industrial de Energía,C.A. and Industrial Companies.

GUILLERMO SALAS DELFINO – Acting Director

Bachelor in Physics; Postgraduate studies in Physics; Former Director of Corporación Industrial de Energía, C.A.; Representative and Constructor of sundry real estate developments (Desarrollo Turístico Puinare, C.A. and Construcciones Rhone, C.A.).

MIGUEL ENRIQUE CARPIO DELFINO – Acting Director

Architect; Founder of Instituto de Arquitectura Urbana; Member of the Directing Council of the Instituto de Arquitectura Urbana; Acting Member of the Board of Directors of Banco Exterior, C.A.; Member of the Board of Directors of Fundación de la Vivienda Popular; Former Director of Corporación Industrial de Energía, C.A. and Former Professor of Universidad Simón Bolívar.

CARLOS SOTO RIVERA – Acting Director

Radiologist; Director of Hospital de Clínicas Caracas and of Inmuebles y Valores 231107, S.A. and Former First Vice-President of Corporaicón Industrial de Energía C.A.

ALEJANDRO DELFINO T – Acting Director

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Acting Director of Corporación Industrial de Energía, C.A.; Main Director of Turboven Company, Main Director of Turbogeneradores Maracay, C.A., Main Director of Turbogeneradores de Venezuela, C.A, Former Director of Cámara de Industriales de Caracas and Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

FERNANDO PAPARONI M– Acting Director

Architect and Insurance Broker, Acting Director of Turboven Company, Acting Director of Turbogeneradores Maracay, C.A., Acting Director of Turbogeneradores de Venezuela, C.A, Managing Director of General de Constructora Tramontana, C.A., Managing Director of Promociones Cateto, S.A., Managing Director of Inmobiliara Ara, S.A., Managing Director of Inversiones 9861680, C.A., Managing Director of Inversiones Veiqueve, S.A., President of Representaciones Cats 2000, C.A., Acting Director of

Corporación Industrial de Energía, C.A., S.A.C.A., Director of Inmuebles y Valores 231107, S.A., Director of Fundación Carlos Delfino, Former Vice-President of Adriatica de Seguros, C.A., Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA), Former President of Inmobiliaria Driavena,C.A., Former General Manager of C.A. Fábrica de Papel de Maracay and Former Member of Corimón Emergency Board.

FERNANDO MICALE S – Acting Director

Architect; Director of Corporación Industrial de Energía, C.A.; Director of Inmuebles y Valores 231107, C.A.; Professor of Architecture Design Workshop and Thesis Advisory at Universidad Simón Bolívar.

GUSTAVO PAPARONI SÁNCHEZ. – Acting Director

Bachelor of Administration; Director of Constructora Tramontana, C.A, Director of Promociones Cateto, S.A., Director of Inmobiliara Ara, S.A., Director of Inversiones Veiqueve, S.A., Vice-President of Representaciones Cats 2000, C.A., Director of Grupo Triveca, Director of Grupo Mandarín 18, C.A., Acting Director of Inmuebles y Valores 231107, S.A. and Acting Director of Corporación Industrial de Energía, C.A., S.A.C.A.

ÁNGEL JESÚS RAMÍREZ ORTIZ – Acting Director

Lawyer, Former Director of C.A. Fabrica Nacional de Cementos, Former Acting Director of C.A. Cementos Táchira, Former Director of Turbogeneradores Venezuela, C.A., Former Acting Director of Turbogeneradores Maracay, C.A., Former President of Asociación Venezolana de Productores de Cemento (AVPC), Former Director of Corporación Industrial de Energía, C.A and Director of Empresas Industriales y Financieras.

Executive Personnel:

ALEJANDRO DELFINO T – Executive President

Bachelor of Business Administration; Executive President of Manufacturas de Papel, C.A. (MANPA) S.A.C.A.; Acting Director of Corporación Industrial de Energía C.A.; Main Director of Turboven Company, Main Director of Turbogeneradores Maracay, C.A.,Main Director of Turbogeneradores de Venezuela, C.A., Former Director of the Industrial

Chamber of Caracas and Former Director of Asociación Venezolana de Productores de Pulpa, Papel y Cartón (APROPACA).

JUAN ANTONIO LOVERA – Vice-President of the Finance Corporate Division

Bachelor of Business Administration; Master in Business Administration; Certified Management Account (CMA) and Certified Financial Management (CFM); Former Director of Turboven Company Inc.; Former Director of the Industry Chamber of Aragua State and member of the Economy Commission of this institution; Former President of Instituto Venezolano de Ejecutivos de Finanzas; Counselor of the Caracas Stock Exchange.

EDUARDO LARRAZABAL – Vice-President of the I.E.E. Paper Mill Division and of the Conversion Division

Bachelor of Business Administration; Vice-President of the Confederación Latinoamericana de Celulosa, Papel y Cartón (CICEPLA); Former President of FEDECAMARAS Aragua; 1st Vice-President of the Venezuelan Industry Council; Former Second Vice-President of the Venezuelan Council of Industry (CONINDUSTRIA); Former President/ Director of the Chamber of Industry of Aragua State; President of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Honorary President of the Asociación Venezolana de Técnicos en Celulosa y Papel (AVTCP).

EGBERT DITTMER – Vice-President of the Hygienic Division

Bachelor of Business Administration; Ex-President of the Chamber of Industry of Aragua State; Former Vice-President of the National Council of Industry (CONINDUSTRIA); Former President and currently Director of Asociación Venezolana de Pulpa, Papel y Cartón (APROPACA); Director of the Caracas Industry Chamber.

RICARDO VOLPE – LEGAL VICE-PRESIDENT

Lawyer, former company advisor for the private sector in matters related to export, banking, contracting and execution of works, civil and commercial systems; former process advisor of concessions and privatizations, former management and organizational consultant for private and public companies.

2.4. Statutory Auditors and External Auditors:

Main Statutory Auditors:

JACOBO COHEN "C. Adm" (sic.) No.12.915

CLAUDIA VALENCIA "C. Adm" (sic.) No.35.909

Acting Statutory Auditors:

JACQUELINE SUBERO "C. Adm" (sic.) No.11.437

LARA MARAMBIO & ASOCIADOS

Venezuelan Representative of DELOITTE & TOUCHE

2.5. Main Shareholders:

Below there is the current shareholders' composition of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. at June 30, 2005.

Shareholders	Participation
Natscumco (J-303087116)	34.77%
Claridge, LTD (J-303120792)	15.25%
Milanasa, Corp. (J-308476072)	7.38%
Brown Brothers Harriman & Co. (J-30885844)	6.10%
C.V.V. Caja Venezolana de Valores (J 300187934)	5.52%
Inversiones 85735, LTD (J-306225129)	4.42%
Fundación Carlos Delfino (J-001163956-0)	4.38%
Others (*)	22.15%
TOTAL	100.00%

(*) Individually own less than 4%.

2.6 SUBSIDIARY COMPANIES AND AFFILIATES:

Company name:	VENCARIBBEAN PAPER PRODUCTS, LTD.
Date of incorporation:	June 4, 1996
Location:	Aranguez, Trinidad, W.I.
Capital subscribed and paid-in:	TT$50,000.oo
Participation:	100%

Company name:	VENCARIBBEAN PAPER PRODUCTS, LTD.
Activity:	Conversion and commercialization of hygienic paper.
Company name:	SIMCO RECYCLING CORPORATION
Date of incorporation:	July 31, 1981
Date of acquisition:	May 17, 1996
Location:	Miami, Florida
Capital subscribed and paid-in:	US$5,000.oo
Participation:	50%
Activity:	Collecting and processing secondary fiber.
Company name:	MANUFACTURAS DE PAPEL DE CENTROAMERICA, MANPA, S.A.
Date of incorporation:	August 14, 1998
Location:	San José, Costa Rica
Capital subscribed and paid-in:	US$3,547,268.oo
Participation:	50.00%
Activity:	Manufacturing and commercializing any kind of paper item, especially Hygienic paper, school products, packaging paper, office items, bags and other related products.

2.7. Capital stock:

On April 18, 1996 the General Shareholders' Meeting agreed to increase the capital stock of the company from Seven Thousand Six Hundred Forty-Six Million and Six Hundred Ninety-Eight Thousand Eighty bolivars (Bs.7,646,698,080.oo) to the amount of Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo) by issuing Three Hundred Eighty-Two Million Three Hundred Thirty-Four Thousand Nine Hundred Four (382,334,904) new shares, with a par value of Ten Bolivars (Bs.10.oo) each, amounting to Three Thousand Eight Hundred Twenty-Three Million Three Hundred Forty-Nine Thousand Forty bolivars (Bs.3,823,349,040.oo), which were paid as dividends with charge to the accounts

"Undistributed earnings" at December 31, 1995 and "Premium paid in excess of par value". The National Securities and Exchange Commission as per Resolution No.105-96 as of May 8, 1996 authorized such capital increase.

In addition, it was decided to continue as an Authorized Capital Company (S.A.C.A.) establishing an authorized capital of Twenty-Two Thousand Nine Hundred Forty Million Ninety-Four Thousand Two Hundred Forty bolivars (Bs.22,940,094,240.oo) in compliance with the decisions of the General Shareholders' Meeting; pursuant to Resolution No.106-96 as of May 8, 1996 of the National Securities and Exchange Commission.

On November 25, 1996 the Board of Directors agreed to increase the company capital stock to Eleven Thousand Four Hundred Seventy Million Forty-Seven Thousand One Hundred Twenty bolivars (Bs.11,470,047,120.oo), by issuing One Thousand One Hundred Forty-Seven Million Four Thousand Seven Hundred Twelve (1,147,004,712) new common registered shares, with a par value of Ten Bolivars (Bs.10.oo) each, with charge to the account "Net updated balance for the sole use of future capital increases", thus the company capital stock subscribed and paid in amounts to Twenty-Two Thousand Two Hundred Ninety-Four Million Nine Thousand Four Hundred Twenty-Four (22,294,009,424) common registered shares, with a par value of Ten bolivars (Bs.10.oo) each, fully subscribed and paid in, which grant the shareholders equal rights, as per Resolution No. 367-96 adopted by the National Securities and Exchange Commission as of December 20, 1996.

Since the Company lost its condition of S.A.C.A. as a consequence of the decree of share dividends agreed by the Board of Directors in its meeting held on November 25, 1996 the Board of Directors suggested the Meeting held on April 25, 1997 to adopt again the fashion of Authorized Capital Company (S.A.C.A.), thus placing the authorized capital to Forty-Five Thousand Eight Hundred Eighty Million One Hundred Eighty-Eight Thousand Four Hundred Eighty bolivars (Bs.45,880,188,480.oo), as per Resolution No. 134-97 as of May 14, 1997 of the National Securities and Exchange Commission.

After two years from 1997, the Company lost its condition of S.A.C.A. Therefore, the General Shareholders' Meeting held on April 26, 1999 agreed to continue under the fashion of S.A.C.A. with an Authorized Capital of Bs. 45,880,188,480.oo.

2.8 Foundation and Historical Evolution:

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. was established on March 31, 1950 by Gustavo Delfino Arriens, Juan Delfino Rodríguez, Carlos H. Maury and Ladislao Caballero. Production was oriented to manufacture multifolding sacks aimed at meeting the needs of C.A. FÁBRICA NACIONAL DE CEMENTOS. It also made incursions in the manufacturing of commercial and industrial all-purpose bags in general. Both plants began operating in the same warehouse situated in Los Cortijos de Lourdes.

In 1961, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. began a stage of expansion and vertical integration. The purpose was to produce the paper required by the company to manufacture sacks and bags, thus reducing the dependence of imported raw material. This is achieved by acquiring and setting up two paper machines with a capacity of 50 thousand annual metric tons destined to the production of one-side glossy Kraft paper used to manufacture bags and resistant opaque Kraft paper, specially used to manufacture multifolding and packaging sacks.

In 1972, COOPERATIVA GUAYAMURE is established together with C.A. FÁBRICA DE PAPEL DE MARACAY in order to develop industrial plantations of Caribe pine to obtain the raw material and reduce imports. Two years later CORPORACIÓN FORESTAL IMATACA, C.A. is established to develop a similar project in land lots situated to the south of Monagas State.

COOPERATIVA GUAYAMURE project was placed in land lots of characteristics apparently not proper for sowing. However, by means of advanced technical and scientific processes this effort gave good results. Therefore, the Venezuelan government decided to support this initiative by establishing in 1976 CORPORACIÓN FORESTAL GUAYAMURE, C.A.

Also, in 1976 it started up the third paper machine, with a production capacity of 50 thousand metric tons, destined to the production of cardboards and fine printing and writing paper.

In 1989, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. bought out CAHIZ HERMANOS & CO. SUCESORES, C.A. that will be further known as CORPORACIÓN INDUSTRIAL ALPES, S.A., incorporating a new massive-consumption product line: notebooks, spiral-bound notebooks and school texts with the trademark ALPES. Besides, it established a national distribution chain.

In 1991, the Company made incursions in the market of Continuous Forms with the production line Alpes Form, and by the end of this same year because of the commercial opening of the country members of the Andean pact began an aggressive policy of exports, having the Colombian market as initial objective.

In 1992 as part of the strategy of companies belonging to the forest sector aimed at increasing the commercial exploitation of woods, a new company is established: ASERRADERO VENWOOD, C.A. a subsidiary of CORPORACIÓN FORESTAL IMATACA. This sawmill began operations during the first quarter of 1994.

By authorization of the National Securities and Exchange Commission, granted by Resolution No.209-92 as of May 6, 1992 it becomes an Authorized Capital Company, amending its name to MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

In December 1992, MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. acquired the totality of shares of C.A. FÁBRICA DE PAPEL MARACAY, thus increasing the financial potential to develop the Paper Sector. The integration of its operations was the result of the close management coordination that was taken place between both companies by the end of 1991.

On September 9, 1994 in a Special Shareholders' Meeting the change of the par value of shares of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. is authorized from Bs.100.00 into Bs.10.00 per share. In addition, the Authorized Capital was increased to Bs.10,461,354,400.00.

In order to provide a stable electrical service and at competitive prices to meet the needs of the industrial sector, in 1995, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. entered into an association agreement with Community Energy Alternative (CEA), a subsidiary of Public Service Enterprise Group (PSEG), one of the biggest gas and electricity corporations of the United States of America, with over 90 years of experience

and an electric generation capacity of 12 thousand megawatts at a world level. This association gave rise to Turbogeneradores de Venezuela, C.A., a company which shareholders' capital Manufacturas de Papel, C.A. (MANPA) S.A.C.A. with Community Energy Alternative (CEA).

In May 1996, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. consolidates its production strategy toward the use of recycling paper, with the acquisition of 50% of the shares of SIMCO Recycling Corporation, the main supplier of secondary fibers of the corporation.

Likewise, and with the aim of reinforcing the presence in the international market, in June 1996 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. bought all the assets of Trinidad Paper Products, LTD- now called Vencaribbean Paper Products- to convert and commercialize hygienic paper. With this acquisition 4,000 annual MT will be placed in the export market, especially in Caricom country members.

On the other hand, it is important to point out the entrance of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. in the international financial market by establishing an American Depositary Receipt Program, ADR's in its Level I. The value of such securities in the North American market began on June 12, 1996.

The General Shareholders' Meeting of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. held on July 23, 1997 approved the company merger with some affiliates (Corporación Industrial Alpes, S.A., C.A. Fábrica de Papel Maracay, Urbanizadora Guayamure, C.A.; Papeles Maracay, C.A.; Pulpa Maracay, C.A. and Inversiones TCC13, C.A.) by which MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. absorbed assets and liabilities of the aforementioned affiliates that stopped formally existing on December 27, 1997 once the legal requirements were met; i.e., once the three-month period from publishing the Shareholders' Meeting agreeing such merger elapsed, which took place on September 26, 1997.

In 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A. made incursions in a new market segment as folding package production to manufacture files, fast-food packages, etc. and the production process of personalized four quires of letter paper, stapled notebooks and double spiral-bound notebooks was optimized.

During the second semester of 1998, Manufacturas de Papel, C.A. (MANPA) S.A.C.A., continuing its strategy of geographical expansion that began in Trinidad and Miami but now oriented toward the Central American market, created Manufacturas de Papel de Centroamérica, MANPA, S.A., by means of a new association with the Costa Rican company Toycos. With this operation the company will have a distribution center for all Central America, which produces a sales projection near US$20,000,000 for the next three years.

As of September 1, 1998 the Board of Directors of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. decided to separate from its business purpose the project of electric generation, establishing the trading company Corporación Industrial de Energía, C.A. Likewise, Manpa decreed a special dividend in kind of 1,372,309,209 Class A common registered shares of Corporación Industrial de Energía, C.A. to its shareholders, as 16.75 Class A common registered shares of Corporación Industrial de Energía, C.A. for each 28 shares of Manpa in holding.

With the contribution of property, in the year 2000 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. established the subsidiary Inmuebles 310350.

During 2001 Manufacturas de Papel, C.A. (MANPA) S.A.C.A. provided the majority of its investments at cost and certain Accounts receivable.

In the year 2001 the Forest Division was sold in order to consolidate and focus all the resources in the manufacturing business and paper commercialization, which was always its main activity.

For the year 2003 the School and Office Product Plant is moved to La Hamaca industrial area situated in Maracay as part of a cost-reduction strategy.

2.9. COMPANY MARKET POSITION:

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. participates in the market of intermediate paper products, in the segments "Hygienic Paper", "Boxes and Packages" and "Printing and Writing". In the first segment, its main competitor is Papeles Venezolanos, C.A. and in the two last items its main competitors are INVEPAL and Papeles Venzolanos,C.A.:

	Year 2004	Year 2003
HIGIENICS	37.71%	36.80%
BOXES – PACKAGES (1)	48.71%	56.99%
PRINTING – WRITING (1)	66.07%	57.97%

(1) Include imports

SOURCE: Datos Information Resource and Own Calculations.

2.10 Social Benefits of Issuance:

Resources from issuance shall be used for work capital in order to produce goods or added value to production equipment, which shall impact on short, medium or long-term labor profit, such as keeping or generating work places at the interior of the country.

2.11. Capital Stock Evolution:

Below the capital stock evolution is shown:

				Registry Data		
Year	Variation Bs.	Capital Stock Bs.	Origin	Date	No.	Volume
1950	0	3,500,000	Initial contribution	3/31/50	379	1-B
1959	3,500,000	7,000,000	Capitalization of profits	2/27/59	50	6-B
1959	18,000,000	25,000,000	Capital contribution	9/15/59	33	31-A
1963	10,000,000	35,000,000	Capitalization of profits	4/14/61	83	5-A
1965	10,000,000	45,000,000	Capitalization of profits	9/23/65	23	43-A
1974	30,000,000	75,000,000	Capitalization of profits	9/29/70	54	104-A
1976	25,000,000	100,000,000	Capitalization of profits	12/10/76	112	102-A
1981	40,000,000	140,000,000	Capitalization of profits	4/17/78	18	57-A
1984	35,000,000	175,000,000	Capitalization of profits	5/15/81	145	42-A
1985	75,000,000	250,000,000	Capitalization of profits	6/10/83	121	58-A
1987	125,000,000	375,000,000	Capitalization of profits	6/3/83	28	114-A
1988	125,000,000	500,000,000	Capitalization of profits	9/18/87	56	76-A
1989	100,000,000	600,000,000	Capitalization of profits	1/9/90	32	23-A
1991	400,000,000	1,000,000,000	Capitalization of profits	2/1/91	69	43-A
1992	700,000,000	1,700,000,000	Capitalization of profits	5/4/92	31	52-A
1992	743,750,000	2,443,750,000	Capitalization of profits	8/10/92	5	33-A-Pro
1992	964,548,000	3,408,298,000	Offer from shareholders of C.A. Fábrica de Papel de Maracay to acquire one share of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. by one of C.A. Fábrica de Papel de Maracay	2/8/93	33	43-A-Pro
1993	30,000,000	3,438,298,000	Capital increase	7/28/93	47	43-A-Pro

			subscribed and paid-in by Vencred, S.A.			
1994	37,416,700	3,475,714,700	Capital increase subscribed and paid-in by Corporación Andina de Fomento	3/17/94	15	65-A-Pro
1994	6,203,400	3,481,918,100	Capital increase subscribed and paid-in by Frederik Holdings Inc.	5/17/94	21	59-A-Pro
199	1,743,559,100	5,230,677,200	Capitalization of profits	8/22/94	15	56-A-Pro
1994	0	5,230,677,200	Change of par value of shares from Bs.100 to Bs.10 per share	10/18/94	57	117-A-Pro
1995	231,250,000	5,461,927,200	Public offer of shares as per Resolution of the National Securities Commission	4/7/95	27	98-A-Pro
1995	2,184,770,880	7,646,698,080	Issuance of 218,477,088 new common shares, registered, with a par value of Bs.10 per share	8/29/95	60	269-A-Pro
1996	3,823,349,040	11,470,047,120	Premium paid in excess of the par value of Bs.100,970,660 Undistributed earnings at 12/31/95 for Bs.3,722,378,380.	5/21/96	10	125-A-Pro
1996	11,470,047,120	22,940,094,240	Issuance of 1,147,004,712 new common shares, registered, with a par value of Bs.10 per share	12/27/96	15	361-A-Pro

Source: MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

3.1. Consolidated Financial Statements Audited by Independent Public Accountants at December 31, 2004 and 2003.

[Letterhead of Deloitte & Touche]

REPORT BY THE INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and the Board of Directors of

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

We have carried out the audits of the consolidated balance sheets of **Manufacturas de Papel, C.A. (Manpa) S.A.C.A. and Subsidiaries** at December 31, 2004 and 2003 and

of the consolidated associated income statements, of flows in equity accounts and of cash flows for the years ended on those dates, which are enclosed herein, stated in constant bolivars. Preparation of such financial statements is the responsibility of Company management. Our responsibility is to give an opinion about those financial statements based on our audits.

We have carried out our audits pursuant to the audit standards generally accepted in Venezuela. These standards require us to plan and carry out the audit to obtain a reasonable assurance that the financial statements are exempted form material mistakes. An audit includes revision, based on tests, of the evidences supporting the amounts and the disclosures of the financial statements. An audit also includes the evaluation of the accounting principles used and the significant estimations made by the management as well as the thorough evaluation of the entire presentation of the financial statements. We believe our audits provide a fairly base for our opinion.

The Company is subject to control by the National Securities and Exchange Commission; therefore, the financial statements are presented in compliance with the standards for preparing financial statements set forth by such Commission. Main differences applicable to the Company, among the standards abovementioned and the accounting principles generally accepted in Venezuela, are explained in Note 1 to the consolidated financial statements.

In our opinion, the consolidated financial statements aforementioned reasonably state, in all their significant aspects, the financial situation of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. and Subsidiaries at December 31, 2004 and 2003 and the results of its operations and cash flows for the years ended on those dates, pursuant to the standards set forth for preparing financial statements of entities subject to control by the National Securities and Exchange Commission.

Our audits were carried out in order to state an opinion about the consolidated financial statements restated in constant bolivars of Manufacturas de Papel C.A. (MANPA) S.A.C.A. and Subsidiaries, taken as a whole. Pages 26 to 29 include, for the purposes of supplementary information, the consolidated financial statements at December 31, 2004 and 2003 prepared on a historical cost base, which presentation differs from those

required for the generally accepted accounting principles in Venezuela, thus complying with the provisions of the National Securities and Exchange Commission. Such financial statements have been subject to the audit procedures applied to the audits of financial statements restated in constant bolivars and, in our opinion, are reasonably presented in all their substantial matters pursuant to the accounting bases described in enclosed Note to the supplementary information.

LARA MARAMBIO & ASOCIADOS

Henry M. Sardo (signed) Illegible.

Public Accountant.

C.P.C. (Certified Public Accountant) No. 10.171

C.N.V. No.S-796

Venezuela, February 16, 2004

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2004 AND 2003

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousands Bs.)

ASSETS	Notes	2004	2003
CURRENT ASSETS:			
Cash and cash equivalents (Notes 1, 3 and 17)	1, 17 and 18	23,142,588	16,287,436
Bills and accounts receivable – net	3,17 and 18	80,294,402	66,670,946
Advances to suppliers and others. Tax Credit VAT - NET	17	4,813,668	2,874,849
Inventory –	1 and 4	42,434,480	56,610,506
Expenses paid in advance		885,614	907,560
Other current assets – net	1 and 15	10,325,755	8,789,714
Total Current Assets	1 and 5	161,896,477	152,141,011
LONG-TERM SPARE PARTS INVENTORY	4	6,587,480	8,834,217
INVESTMENTS IN AFFILIATES – Net	1 and 6	4,020,200	5,376,097
PROPERTY, PLANT AND EQUIPMENT – Net	1 and 7	476,304,208	473,667,278
COST OF FOREST PROJECTS (Notes 1 and 9)			
DEFERRED CHARGES AND OTHER ASSETS – Net	1 and 8	1,309,042	1,300,969
TOTAL		650,198,407	641,319,572

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY

	Notes	2004	2003
CURRENT LIABILITIES:			
Promissory notes and bank overdrafts	9	12,800,000	12,657,441
Leaseback agreements	10	561,914	-

Liabilities and Commercial Papers	11	2,937,900	6,508,213
Documents payable	17 and 20	2,486,040	1,457,311
Accounts payable	12 and 17	23,238,540	49,729,481
dividends payable	15	4,145,728	6,172,573
Accumulated expenses payable	15	8,213,985	8,539,753
Taxes payable	1 and 13	3,573,156	8,569,306
Deferred income tax	1 and 13	6,750,000	-
Total current liabilities		77,707,263	93,634,078
LONG-TERM LOANS	9 and 15		-
CURRENT OBLIGATIONS ISSUED	10		-
OTHERS LONG-TERM ACCOUNTS PAYABLE			
PROVISIONS FOR SEVERANCE BENEFITS	1	9,691,114	8,589,773
OTHER LIABILITIES AND DEFERRED CREDITS		416,821	490,586
DEFERRED INCOME TAX	-	-	-
Total liabilities		87,815,198	102,714,437
MINORITY INTERESTS	1	1,712,875	1,330,433
SHAREHOLDER'S EQUITY – As per attached financial statement	1, 15 AND 16	560,670,334	537,274,702
TOTAL		650,198,407	641,319,572

See notes to the Consolidated Financial Statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand bolivars, except net income per share)

	Notes	2004	2003
NET SALES	19	417,151,665	367,669,240
COST AND EXPENSES:			
SALES COSTS		290,986,976	239,809,915
SALES EXPENSES		30,507,190	27,196,791
ADMINISTRATIVE EXPENSES AND OVERHEADS		17,687,956	16,581,451
		339,182,122	283,588,157
OPERATING INCOME		77,969,543	84,081,083
OTHER INCOME (DISBURSEMENTS):			
Loss from operation with securities		(7,945,773)	(27,511,659)
Provision for investments		3,005,275	(4,181,121)
Net loss hedged agreement in foreign currency		(417,348)	(436,083)
Income from selling assets		47,023	108,668
Bank debit tax		(3,329,929)	(4,806,406)
Others-net		109,478	(6,133,648)
		(8,(Illegible),274)	(42,960,249)

	Notes	2004	2003
INTEGRAL FINANCING INCOME (COST):			
Loss from separate affiliates			
Interests expenses		(3,235,011)	(6,245,829)

Interests on temporary investments		466,638	470,231
Exchange differences – net		3,425,910	3,435,987
Monetary earnings (REME) (sic.)(Notes 1and 2)	1 and 2	(2,866,206)	4,131996
		(2,208,669)	1,792,385
PROFITS BEFORE INCOME TAX AND PARTICIPATION IN RESULTS FROM AFFILIATES AND SUBSIDIARY AND MINORITY INTEREST		67,229,600	42,913,219
TAX PROVISION			
Income tax	13	16,165,082	10,967,499
Business assets tax		16,165,082	10,967,499
PROFITS BEFORE PARTICIPATION IN RESULTS FROM AFFILIATES AND SUBSIDIARY AND MINORITY INTERESTS		51,064,518	31,945,720
PARTICIPATION IN RESULTS FROM AFFILIATES AND SUBSIDIARY	1	(3,534,010)	(3,981,985)
PROFIT BEFORE MINORITY INTERESTS		47,530,508	27,963,735
MINORITY INTERESTS		(382,442)	(263,839)
PROFIT BEFORE EXTRAORDINARY ITEM		47,148,066	27,699,896
EXTRAORDINARY ITEM- Tax benefit for loss transfer from previous fiscal years (Note 12)			
NET PROFIT		47,148,066	27,699,896
NET INCOME PER SHARE (2,294,009,424 average shares)	1	20.55	12.07

See notes to the financial statements.

(Next there is a Consolidated Statement of Flows in equity accounts for the years ending at December 31, 2004 and 2003 attached hereto).

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CASH FLOWS CONSOLIDATED STATEMENT

FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

RESTATED IN CONSTANT BOLIVARS AT DECEMBER 31, 2004

(Stated in thousand bolivars)

	Notes	2004	2003
OPERATING ACTIVITIES:			
Net earnings		47,148,066	27,699,896
Adjustments to conciliate the net income with the cash provided by the operating activities:			
Participation of minority shareholders, net		382,442	263,839

	Notes	2004	2003
Participation in results from subsidiary and affiliate		3,534,010	3,981,985
Profits from selling assets		(47,023)	(108,668)
Removal and consumption of			

equipment and industrial parts		1,417,424	1,789,765
Provision for investments		(3,005,275)	4,181,121
Amortization of excess of cost on book value of shares from affiliates		824,053	824,053
Fiscal years monetary earnings (REME)	2	2,866,206	(4,131,996)
Depreciation		17,451,499	17,694,324
Amortization of deferred charges		75,466	75,466
Changes in operating assets and liabilities	2	(16,615,182)	(9,687,144)
Provision for severance benefits, net payments		2,663,164	1,541,966
Net cash provided for operating activities		56,694,850	44,124,607
INVESTMENT ACTIVITIES:			
Purchase of property, plant and equipment		(17,920,103)	(3,420,456)
Sale of property and equipment		104,120	782,324
Reduction in other assets		(164,539)	(240,536)
Net cash used in investment activities		(17,980,522)	(2,878,668)
FINANCING ACTIVITIES:			
Net increase in promissory notes and bank overdrafts		2,337,221	3,762,131
Net increase in leaseback agreements		602,439	-
Reduction in long term loans		-	(9,952,712)
(Reduction) increase net of outstanding obligations issued		(2,704,636)	1,062,756
Increase (Reduction) in documents payable		1,354,418	(8,150,253)
Paid dividends		(29,300,663)	(30,067,103)
Net cash used by financing activities		(27,711,221)	(43,342,181)
EFFECT OF INFLATION and DEVALUATION ON CASH AND CASH	2	(4,147,985)	(7,329,995)
INCREASE (REDUCTION) NET IN CASH AND CASH EQUIVALENTS		6,855,122	(9,426,2379
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF YEAR		16,287,436	27,713,673
CASH AND CASH EQUIVALENTS AT THE END OF YEAR		23,142,558	16,287,436

See notes to the consolidated financial statements.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

(STATED IN CONSTANT BOLIVARS)

1. **SIGNIFICANT ACCOUNTING POLICIES**

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its fashions.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities and Exchange Commission (CNV), its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial statements by the mixed methods and to the procedure used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the headquarters.

Regarding the methodology aforementioned, the standards issued by the National Securities and Exchange Commission, which include consumption or sale of inventories and the depreciation expenses to ordinary values have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year, and the generally accepted accounting principles in Venezuela set forth that such values have to be compensated in the results by realizing the results for holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes the depreciation expenses for the years 2004 and 2003 to be presented in values of less than Bs. 3,642 million and Bs. 5,320 million, respectively, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that will originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate the financial statements from affiliates abroad, which are an integral part of the headquarters operations, the Company has been applying the provisions set forth by the National Securities and Exchange Commission, which established that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries it was used the current exchange of the moment of operation, and for the income account the average of exchange rate of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such College. The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of foreign affiliates, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities and Exchange Commission, such effects are presented as a reduction of the initial shareholder's equity of the Company for the year ended at December 31, 2004 This effect amounts to approximately Bs.55 million.

c. *Consolidation* – The consolidated financial statements at December 31, 2004 and 2003, include the accounts of Manufacturas de Papel, C.A.

(MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

At December 31, 2004 and 2003 the management deemed convenient to present in other current assets the net assets from affiliates in process of being disposed (see Note 5).

All the significant transactions between companies have been eliminated in consolidation.

d. *Financial statements restated in constant bolivars* – The Company applied the mixed method to restate its financial statements. This method consists of replacing the measure unit used by the traditional accounting by a constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values generates an equity account called "Result from holding non-monetary assets". For the purposes of restating the "Consumer Price Index" (CPI), used in the metropolitan area of Caracas and published by Banco Central de Venezuela was utilized.

For the purposes of comparing, the consolidated financial statements and explanatory notes of 2003 stated in regular costs at that date were stated in constant bolivars at December 31, 2004 by applying the annual variation in the Consumer Price Index (CPI), except for the financial statements from affiliates domiciled abroad, which are converted into bolivars following the procedure indicated in Note 1b. Therefore, these do not include the effects for inflation of the Venezuelan economy.

From the year 2002, the DPC-10 Revised set forth that only the mix method shall apply to inventories with seniority over six months. At December 31, 2004 and 2003 the average seniority of Company inventories does not exceed six months.

The income account for holding non-monetary assets comprises Bs. 286,796 million and Bs. 279,738 million product of the incorporation of the current values of inventories and property, plant and equipment in 2004 and 2003, respectively, less the effects accumulated, non-compensated for the reduction of costs and expenses associated to these accounts, product of the application of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities and Exchange Commission, which amount to Bs. 164,230 million and Bs. 160,816 million at December 31, 2004, and 2003, respectively.

The monetary items of the general balance sheet are stated at their par value because they show the purchasing power of the monetary unit at that date. Investments, capital stock, retained earnings and other non-monetary items different from inventory and property, plant and equipment are restated using the factor arising from CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning for the fiscal year (REME) is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The Consumer Price Indexes at the beginning, at end and average for the years ended at December 31 are the following:

	2004	2003
At the beginning of the year	385,661	303,469
At the end of the year	459,650	385,661
	2004	2003
Average for the year	428,730	352,148
Inflation of the year	19.18%	27.08%

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* –Permanent investments in affiliates where there is participation between 20% and 50% and the investment in the affiliate 100% owned Valores y Acciones1003, C.A. (established in 2003) (see Note 5) are presented at cost adjusted with the participation of the Company in the retained earnings of those affiliates from the date of its acquisition, when these are significant. The investments in companies where participation is less than 20% are presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is prepaid by the method of direct line in a term of 20 years.

g. *Inventories* –The inventories are stated at cost adjusted for the effects of inflation, as determined by the method of average cost that does not exceed its recovery value. Inventories at December 31, 2003 are stated in constant bolivars as of December 31, 2004 by applying the annual variation of the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI at that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities. The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declarations of Accounting Principles No. 14 (DPC-14) issued by the Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment at December 31, 2003 stated in regular costs at that date, were restated in constant bolivars at December 31, 2004 by applying the annual variation in the Consumer Price Index (CPI), except for the portion of affiliates domiciled abroad, which is presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. *Deferred charges* – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid even until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the CPI.

The trademarks owned by foreign affiliates are deferred to be repaid in a term of twenty (20) years. Costs of intangible assets are reviewed for deterioration when the facts or changes in the circumstances indicate that the asset net value would not be recovered.

j. *Transactions in foreign currency* - Transactions in foreign currency are registered in bolivars using the applicable exchange rates on the dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are kept as results.

k. *Provision for severance benefits* – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Working Law and an additional provision to cover part of the liability for unjustified dismissals.

l. *Income tax* – The provision for income tax comprises the amount of the regular tax income estimated to be paid and the tax income deferred, when this is significant. The deferred income tax arises from temporary differences among accounting earnings and the net tax income. The temporary differences are mainly the result from provisions and contributions payable. The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision for the term when such investments are incorporated to the production process

m. *Long-term assets* – The Company evaluates the long term assets book value when events or changes in the circumstances indicate that such value would not be recovered. The calculation of deterioration on value assets is based on a comparison between the book value and the reasonable value of them. For those assets to be used by Company operations, the reasonable value is calculated through the current value of future flows estimated in cash. For those assets which are expected to be

sold or withdrawn in the near future, the reasonable value is equivalent to its net realization value

n. *Reasonable value of financial instruments* – The book value reported on consolidated general balance sheets for cash and cash equivalents, payable and receivable bills and accounts, promissory notes and bank overdrafts, current portion of long-term loans, accruals and other short-term liabilities, are close to their reasonable values due to the short-term maturities of such financial instruments. Consequently, these items have been excluded from valuable disclosures in the notes to these consolidated financial statements.

o. *Recognition of incomes* – Income from selling Company-made products are registered on an cumulative base when they are served and proprietorship is transferred.

p. *Use of estimations to prepare the consolidated financial statements* – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

q. *Net income per share* - The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

r. *Reclassifications* - Some figures of the financial statements at December 31, 2003 have been reclassified for comparison purposes against those of the years ended at December 31, 2004

2. ADDITIONAL INFORMATION TO CONSOLIDATED STATEMENTS RESULTS AND CASH FLOW

The monetary result of the fiscal year (REME) for the years ended at December 31 comprises the following (in thousand bolivars):

	2004	2003
Monetary position at the beginning of the year	(26,771,429)	(43,548,410)
Increase for the year	464,218,481	393,096,147
Reduction for the year	(391,795,452)	(372,187,170)
Estimated monetary position for the year	45,651,600	(22,639,433)
Less – real monetary position at the end of the year	42,785,394	(26,771,429)
	(2,866,206)	4,131,996

Changes in the operating assets and liabilities as seen in the consolidated statements of cash flows for the years ended at December 31 comprised the following (in thousand bolivars):

	2004	2003
(Increase) reduction:		
Bills and accounts receivable	(27,462,213)	(11,617,599)
Advances to suppliers and others	(2,335,222)	218,381
Inventories	16,422,763	6,337,169
Expenses paid in advance	(98,047)	(357,644)
Increase (reduction):		
Accounts payable	(6,930,639)	(14,039,687)
Accumulated expenses payable	607,341	1,678,228
Taxes payable	(3,980,207)	8,278,259
Deferred tax	7,236,807	-
Other liabilities and deferred credits	(73,765)	(184,251)
	(16,615,182)	(9,687,144)

Itemization of monetary results (REME) from the fiscal year as used per activity for the years ended at December 31 is as follows (in thousand bolivars):

	2004	2003
Operating	(2,959,780)	2,150,052
Of investments	815,006	2,413,578
Of financing	3,426,553	6,898,361
Of cash	(4,147,985)	(7,329,995)
	2,866,206	4,131,996

For the years ended at December 31, interests and taxes paid are detailed as follows (in thousand bolivars):

	2004	2003
Interests	3,066,520	6,364,109
Taxes	8,478,217	4,385,865

3. BILLS AND ACCOUNTS RECEIVABLE

At December 31, the bills and accounts receivable are as follows (in thousand bolivars):

	2004	2003
Commercial	69,067,598	61,251,901
Related companies (Note 14)	1,811,308	474,057
Employees	5,159,466	4,217,398
Sundry debtors	564,226	858,180
Tax credit VAT- Net	2,873,331	113,709
Guarantee deposit	2,533,503	1,906,959
Less – provision for doubtful accounts	1,715,030	2,151,258
	80,249,402	66,670,946

The provision for doubtful accounts includes the estimated amount of accounts of doubtful recovery on the basis of specific balances and experience from previous years.

4. INVENTORIES

At December 31, inventories comprised the following (in thousand bolivars):

	2004	2003
Finished products	12,127,120	18,116,106
Products in-process	76,298	302,636
Raw materials	17,972,328	18,240,868
Spare parts	9,742,909	7,749,829
In-transit inventory	3,280,444	12,655,934
	43,199,099	57,065,373
Less – provision for obsolescence	764,619	454,867
	42,434,480	56,610,506

During the years ended at December 31, 2004 and 2003 the Company decided to present certain inventories to be used in a period higher than one (1) year, as long-term spare part inventory.

At December 31, the long-term spare parts inventories comprised the following:

	2004	2003
Spare part	8,371,590	9,895,572
Less – provision for obsolescence	1,784,110	1,061,355
	6,587,480	8,834,217

5. OTHER CURRENT ASSETS

At December 31, the other current assets comprised the following (in thousand bolivars):

	Note	%	2004	2003
Net assets of affiliates in process of disposal:				
Valores y Acciones 1003, C.A.	(A)	100	25,012,812	39,048,322

	Note	%	2004	2003
Other investments registered at cost:				
Others			270,462	270,462

Less – provision for investment	14,957,519	30,529,070
	10,325,755	8,789,714

(A) A subsidiary established in the year 2003, mainly with contributions of shares of Inmuebles 310350, C.A. owned by the Company (a company established in the year 2001, by contributions of real state, shares registered at cost, some accounts payable and one option on credits for reduction of issuances to be obtained for forest plantations sold in the year 2001. At December 31, 2004 and 2003, this affiliate owned property amounting to Bs. 18,556 million presented at fast -sale values according to reports by independent experts as of August 2002, investments in shares and the option on credits for reduction of issuances amounting to Bs.20,491 million at December 31, 2003 which was wrote off in the year 2004. Property of this affiliate are guaranteeing contingent obligations up to US$1 million (Bs. 1,920 million) At date of issuing these consolidated financial statements, the Company is evaluating the terms under which this investment will be disposed.

6. INVESTMENTS IN AFFILIATES

At December 31, investments in affiliates comprise the following (in thousand bolivars):

	Note	%	2004	2003
Investment registered as per the method of equity participation and excess paid in book value:				
Simco Recycling Corp. Inc.	(A)	50	4,020,200	5,376,097

(A) The financial statements used for registering the equity participation of Simco Recycling Corp. Inc, an affiliate established in the United States of America, are summarized as follows (figures at August 31, stated in thousand of US$)

	2004	2003
Current assets	1,131	1,452
Total assets	1.686	2.161
Current liabilities	2,584	2,399

Equity (deficit)	(1,149)	(723)
Total liabilities and equity (deficit)	1,686	2,161
Net loss	(434)	(137)

The acquisition value in constant currency of this affiliate resulted in an excess on the book values amounting Bs. 16,461 million (Bs. 1,615 in historical values), which is repaid according to established accounting principles. The company periodically evaluates realization of excess paid during acquisition of affiliate expecting future cash flows and corporate incomes. Based on the most recent analysis, the Company estimates that the value of the investment is feasible.

7. PROPERTY, PLANT AND EQUIPMENT

At December 31, property, plant and equipment are as follows (in thousand bolivars):

	Useful life (years)	2004	2003
Buildings	10 to 30	87,800,509	57,840,801
Machinery and equipment	7 to 20	433,851,203	429,040,618
Automotive vehicles	3 to 6	4,357,777	4,178,305
Furniture, fittings and others	5	24,580,332	25,892,648
		520,589,821	516,952,372
Less – accumulated depreciation		73,683,604	59,457,890
		446,906,217	457,494,482
Land lots		15,503,288	15,503,288
Constructions in progress		3,544,989	669,508
Machinery in transit		10,349,714	-
		476,304,208	473,667,278

Property values, plant and equipment at December 31, 2004 and 2003 have been determined according to the reports by independent valuating experts as of August 2002. For the year ended at December 31, 2004 and 2003, the repair and maintenance expenses of properties, plant and equipment amounted to Bs. 20,293 million and Bs. 16,176 million, respectively.

At December 31, 2004 and 2003, the portion of the interest rate in excess of inflation, capitalized in properties, plant and equipment amounted to Bs. 658 million and Bs. 826 million, respectively, net of accumulated amortization. During 2004 and 2003 the Company did not carry out investment projects needing capitalization of interests.

At December 31, 2004 the assets fully depreciated incorporated to the production process amounted to Bs. 300,274 million, which are represented at updated values of valuation.

8. DEFERRED CHARGES AND OTHER ASSETS

At December 31, 2004 and 2003 the deferred charges and other assets are mainly made by trademarks owned by foreign affiliates amounting to Bs. 1,038 million, and Bs. 1,114 million, respectively, net accumulated amortization for Bs.370.3 million and Bs. 294.3 million, respectively, which are repaid in a period of twenty (20) years.

9. LOANS, PROMISSORY NOTES AND BANK OVERDRAFTS

At December 31, 2004 and 2003 the promissory notes correspond to credit lines and bank liabilities represented by promissory notes and short term loans.

The average tax rate from local banks loans fluctuate between 12.46% and 15.17% for the year 2004, and 15.75% and 37.25% for the year 2003.

10. LEASEBACK AGREEMENTS

At December 31, 2004, the leaseback agreements are as follows (in thousand bolivars):

a. Contract with Banco de Venezuela for Bs. 11,500 million at the interest rate of 13.5% with maturity of 5 month from August 24, 2004, payable monthly from September 24, 2004. During 2004 Bs. 10,952 million were paid	547,628
b. Bank contract with Banco de Venezuela for Bs. 300 million at interest rate of 13.5% with maturity of 5 month from August 24, 2004, payable monthly from September 24, 2004. During 2004 Bs. 286 million were paid	14,286
	561,914

11. ISSUANCE OF OBLIGATIONS AND COMMERCIAL PAPERS

At December 31, 2004 the outstanding obligations issued and commercial papers are as follows (in thousand bolivars):

a. Commercial papers for Bs. 3,000 million, placed at discount, with annual interest rate of 10.5 and maturity during February 2005	2,937,900
Less – current portion	2,937,900

During the year ended at December 31, 2004 and 2003, issuances of commercial papers earned discounts when placed for Bs.371 million and Bs.415 million, respectively.

12. ACCOUNTS PAYABLE

At December 31 accounts payable are as follows (in thousands bolivars):

	2004	2003
Commercial	28,769,633	41,959,676
Related companies (Note 14)	5,681,219	6,391,677
Others	1,787,688	1,378,128
	36,238,540	49,729,481

13. TAX PROVISION

Income tax

Income tax at December 31 is summarized as follows (in thousands bolivars):

	2003	2001
Yearly income tax – estimated	9,781,929	11,766,094
Deferred income tax	6,750,000	-
Less – rebate for investments in property, plant and equipment and credit carryforwards from business assets tax	(366,847)	(798,595)
	16,165,082	10,967,499

For the years ended at December 31, 2004 and 2003 the effective rate for the income tax expense is different from the applicable tax rate applicable to income before taxes. The nature of this difference comes from permanent entries related to the setting of the taxable income, mainly, the income obtained abroad, dividends and interests exempted as well as effects from the tax adjustment for inflation.

Pursuant to the tax regulation in effect, from the year 2000 taxpayers subject to income tax who make transactions with parties linked abroad shall determine their income for the exports made, and their costs for the goods and services acquired from parties

linked abroad according to some of the methods set forth in such legislation. The management made a study about the required transfer prices to document the aforementioned transactions, which did not reflect important differences regarding the amounts included to determine the net fiscal income for the year ended at December 31, 2003. The Company is in process of studying the transfer prices corresponding to the year 2004 required to document the abovementioned foreign transactions. In the opinion of the management and advisors, the differences among the included amounts for determination of the annual net tax income for the year ended at December 31, 2004, will not be significant.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in property and equipment, and the operating tax losses, different from those originated from the tax adjustment for inflation, until three (3) years following the fiscal year in which they are incurred. The tax effect deductible non-compensated from the tax adjustment for inflation shall be transferred until the next following year to that fiscal year when it is actually incurred.

Besides, the aforementioned legislation sets forth from January 1, 2001, among other provisions, the Tax on Dividends, the net enrichment from a foreign source under the World Income System and those obtained from investments or participations under the International Tax Transparency System.

Deferred taxes

The deferred tax shows the impact from temporary differences among the amounts corresponding to registered assets and liabilities according to the accounting basis indicated in Note 1, and those included for determination of tax income pursuant the tax legislation in effect.

The detail of the effect of entries considered to determine the deferred tax at December 31, 2004 is as follows (in thousand of bolivars):

Liability and (assets) for deferred taxes:	
Sales contracts with back leasing	10,419,077
Provisions and contributions	(3,669,077)
	6,750,000

Business Assets Tax

The Business Assets Tax Law sets forth a tax of one per cent (1%) on the average value of the tangible and intangible assets adjusted for inflation. The tax to pay as per this Law will be the amount in excess of the total income tax in the fiscal year, if any. In case the amount of the income tax is less than the business asset tax the excess shall be transferred as credit on the income tax from the three immediate next fiscal years. At December 31, 2004 the Company and its subsidiaries do not hold transferable credits of business assets tax.

In Official Gazette No. 38,002 dated August 17, 2004 the Decree-Law No. 3266 was repealed, which stated the Law of Business Assets Tax, published in Official Gazette of the Republic No. 4,654 dated December 1, 1993, as well as the other regulations set forth in that Law.

14. TRANSACTIONS WITH RELATED COMPANIES

During the years 2004 and 2003 the Company and its subsidiaries made the following significant transactions with related companies, during the regular course of its operations (in approximate thousand bolivars):

	2004	2003
Inventory sales	179	272,507
Inventory purchases	17,996,179	11,944,894
Charges for power consumption	15,063,412	16,275,753
Income	959,728	1,000,425

The following balances receivable and payable (in thousand bolivars) arose from these transactions and from other less important:

	2004	2003
Short-term accounts and advance receivable		

Simco Recycling Corp. Inc	1,255,611	-
Agroindustrial Mandioca, C.A.	373,131	113,875
Corporación Industrial de Energía, C.A.	150,409	96,792
Turboven Maracay Company Inc. Branch	31,117	1,955
Agropecuaria Mandioca, C.A.	1,040	1,240
J.C. Papeleras, C.A.	-	260,195
	1,811,308	474,057
Short-term accounts payable		
Inmuebles 310350, C.A.	2,736,630	1,953,886
Turbogeneradores Maracay, C. A.	2,459,717	3,231,218
Seinforca, C.A.	364,931	432,471
Turboven Maracay Company Inc	100,160	57,228
Turboven Cagua Company Inc.	19,781	22,240
Simco Recycling Corp. Inc.	-	694,634
	5,681,219	6,391,677

15. SHAREHOLDER'S EQUITY

Capital stock

The updated Capital stock of the Company includes Bs. 22,940,094 of Nominal capital Stock and Bs 93,175,313 of updating Capital Stock.

The Legal capital stock of the Company corresponds to 2,294,009,424 common shares of Bs. 10 each, fully subscribed and paid in.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.11,470,047,120 (in historical values) by a partial capitalization of the net updated balance for future capital increases, resulting from the recouping capital updating accounts, as a result of exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to the Technical Publication No. 14 (PT 14) issued by the Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered

shareholders in the shareholders' book as of January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholder's Equity approved a reclassification of the equity allowance "Net balances updated for future capital increases" to "Net balance updated of retained earnings for the sole use of payment of dividends in Company shares or of subsidiaries", everything pursuant to authorization by the National Securities and Exchange Commission as per official communication No. CNV-OP-033 of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth the provisions of 5% of the net earnings of the company to create the legal reserve until this latter reaches at least 10% of the capital stock. This reserve will not be distributed as dividends. The Company considers the net earnings in constant bolivars in order to determine the base for calculating the corresponding item for this reserve.

At December 31, 2004 and 2003 the legal reserve belongs totally to Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Cash dividends (stated in historical values at the date of the operation)

As of March 26, 2004 the Shareholders' Meeting agreed to decree a cash dividend of Bs.6.00 per share, for a total of Bs.13,764,056,744. Likewise, as of October 1, 2004 the Shareholders' Meeting agreed to decree an extraordinary cash dividend amounting to Bs.5.00 per share, for a total of Bs. 11,470,047,120.

As of March 25, 2003 the Shareholders' Meeting agreed to decree a cash dividend of Bs.52.00 per share, for a total of Bs. 11,470,047,120. Likewise, as of October 17, 2003, the Shareholders' Meeting agreed to decree an extraordinary cash dividend of Bs.5.00 per share, for a total of Bs. 11,470,047,120.

Retained earnings

At December 31, 2004 and 2003 the deficit accumulated from affiliates included in the retained earnings amount to Bs.(12,696) million and Bs.(10,164) million, respectively. The net profit and retained earnings of Manufacturas de Papel, C.A. (MANPA), S.A.C.A.

amount to Bs.62,598 million and Bs.74,807 million, at December 31, 2004, and Bs. 33,399 million and Bs. 39,154 million at December 31, 2003, respectively.

At December 31, 2004 and 2003 the net profit includes Bs. 15,915 million and Bs. 10,781 million of income tax expenses of Manufacturas de Papel, C.A. (MANPA), S.A.C.A., respectively.

The shareholders of the Company consider the consolidated financial statements in constant bolivars for the purpose of the approval established by the Articles of Incorporation and by the Venezuelan Code of Commerce.

American Depositary Receipt (ADR)

On January 29, 1996 the U.S. Securities Exchange Commission authorized the American Depositary Receipt (ADR) program, Level 1, for MANPA. The ADRs are negotiated in the "over-the-counter" market under the symbol "MUPAY" and each ADR represents 25 common shares of Manufacturas de Papel, C.A. (MANPA) S.A.C.A. Citibank, N.A. acts as depository bank whereas Banco Venezolano de Crédito acts as local custodian. At date the last decree of dividends as of October 1, 2004 outstanding ADRs is 29,001,090.

16. CONTROL ON FOREIGN INVESTMENTS (SIEX)

The Company is 66.36% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

a) Foreign investors have the same rights and duties than those of their national counterparts.

b) Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 17).

c) Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

17. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of January 21, 2003 the National Executive and the Venezuelan Central Bank agreed to suspend the commerce of foreign exchange in the country for five (5) bank business

days, as published in Official Gazette No.37614. As of January 27, 2003 the National Executive and the Venezuelan Central Bank agreed to extend until February 5, 2003 the aforementioned suspension, as published in Official Gazette No.37618.

From February 2003 the National Executive and the Venezuelan Central Bank entered into Exchange Agreements numbers 1, 2, 3, 4 and 5 which set forth the Regime to Administer Foreign exchange as well as the foreign exchange that will govern the operations established in such agreements. Among other aspects, the aforementioned agreements set forth the following:

a) The Venezuelan Central Bank will centralize the purchase and sale of foreign exchange in the Country, under the terms set forth in the agreements entered into or about to be entered into.

b) The Commission to Administer Foreign Exchange (CADIVI) is created, which is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement.

c) Foreign exchange are set from the effectiveness of the aforementioned agreements in Bs.1,596/US$1.00 to purchase and Bs.1,600/ US$1.00 to sell.

d) The regime to acquire national currency of securities issued by the Republic in foreign currency as well as the special regime applicable to financing programs developed by the "Banco de Comercio Exterior (BANCOEX)."

e) Operations subject to the regime included in the Exchange Agreement No. 1 and carried out through the payment agreement and mutual credits among central banks of the country members of the Latin American Integration Association (ALADI).

As of February 6, 2004, the National Executive and the BCV modified the Foreign exchange agreement No. 2 of February 5, 2003 setting the exchange rate to Bs. 1,915.20/ US$ 1.00 for the purchase and to Bs. 1,920/ US$1.00 for the sale. Besides, the new Agreement establishes liquidation at the Exchange rates set forth in the former Agreement, for some purchase and sale operations of foreign Exchange pending liquidation as well as for some in transit carried out by Exchange operators.

According to the provisions of the aforementioned system, the President of the Republic, in Cabinet Meeting, will approve the general provisions to distribute the amount of foreign Exchange to be destined to the foreign Exchange, after listening to the opinion of CADIVI, according to the availability of foreign currency that will be established when enforcing the Foreign Exchange Agreement. In addition, it sets forth, among others, that acquiring foreign exchange will be subject to prior registration of the interested party with the users' registry and to the authorization to participate in the foreign exchange system, with the documents and other requirements to be set forth by CADIVI.

At date, CADIVI has issued several regulations related to registries, guidelines, requirements and conditions related to the administrative system of foreign Exchange. The Company has run the necessary formalities to access the foreign Exchange destined to payment of obligations in foreign currency. During the year 2004, the Company has requested for the purpose of imports US$ 95,569 thousand, US$ 74,414 thousand out of which were approved. Likewise, the Company has requested foreign currency for the concept of dividends remission amounting to US$7,104 thousand, US$1,888 thousand are waiting for approval. Moreover, the Company has made exports amounting to US$ 10.1 million and has sold to Banco Central de Venezuela the corresponding foreign currency collected that amounts to US$ 2.3 million.

At date of this report, obtaining the foreign exchange necessary for the operations in foreign currency carried out by the Company during the regular course of its operations will depend on: (1) approval of the records and requests filed before the relevant institutions; (2) availability of foreign Exchange that will be established in the aforementioned Regulations; and (3) the actions carried out by the Company to have access to those necessary, not requested, foreign exchange before the relevant institutions, or those requests rejected by such institutions.

Bellow, the consolidated monetary assets and liabilities in foreign currency at December 31, 2004 and 2003 (including the foreign affiliates) are described, registered in bolivars at the exchange rate of Bs, 1,920.00 and Bs.1,600.00 per US$1.oo, respectively, pursuant to the control exchange and the free currency exchange market, respectively (in thousand of US$):

	(In thousands US$)	
	2004	2003
Assets:		
Cash and temporary investments	10,836	7,238
Commercial accounts receivable	8,937	5,865
Accounts receivable related companies	728	101
Guaranteed deposits	1,319	1,000
Advances to suppliers and sundry debtors	1,556	1,005
	23,376	15,209
Liabilities:		
Documents payable	1,295	764
Commercial accounts payable	11,027	17,524
Accounts payable related companies	-	364
Accumulated expenses payable and others	1,736	1,102
	14,058	19,754

18. CONCENTRATION OF CREDIT RISK

The financial instruments that partially subordinate the Company to credit risk concentrations are mainly in temporary investments in cash and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of credit risk. The credit risk concentrations in regard to accounts receivable are limited due to the great number of clients the Company has. At December 31, 2004 and 2003 the Company does not have significant credit risk concentrations different from those indicated above.

19. INFORMATION ABOUT OPERATIONS

Export sales at December 31, 2004 and 2003 represent approximately 8.9% and 4.6% of the net consolidated sales, respectively. The Company has no clients that individually represent 10% or more of its profits.

20. COMMITMENTS AND CONTINGENCIES

Bonds and guarantees granted

In order to guarantee the obligations owed by subsidiary companies, the Company has granted bonds in favor of bank institutions amounting to Bs.26 million. Likewise, the Company has granted bonds in favor of Comisión Administradora de Divisas (CADIVI) amounting US$ 428 thousand and € 3,002 thousand.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company concerning the purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$1,000,000, and at April 30, 2005 it will be reduced to US$350,000, being such bond definitely due then. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage from purchaser up to US$3 million on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At December 31, 2004 the open letters of credits for these concepts amount to US$.4,458 thousand. (Bs. 8,560 million)

Contingencies

Certain tax, civil and labor actions amounting to approximately Bs.8,002 million have been filed against the Company, in relation to which the relevant brief of reply to charges have been filed. The Company and its legal advisors consider that there are enough grounds to claim these legal actions and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2004 and 2003, the appeals of foreign currency reimbursement to Banco Central de Venezuela amounting to US$0.5 million presented by the Treasury Department (currently the Ministry of Finance) are waiting for the decision at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that

there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

As of August 26, 2003 the Company received from the Ministry of Finance, Office of the Director of Monitoring and Control, notice of administrative procedure against it because of failure to comply with the law regarding handing over documentation of foreign currency sales to Banco Central de Venezuela from exports made during the exchange control in force (1994-1996), amounting to US$ 5.3 million, corresponding to 90% of the FOB price of customs declaration. The Company and its legal advisors are of the opinion that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

Temporary Regimen de Admision Temporal para Perfeccionamiento Activo

The Company has contracted deposits to guarantee obligations and customs conditions related to the introduction of merchandise in temporary admission operations to assets enhancement. At December 31, 2004 deposits pending release in favor of the National Treasury amounts to Bs. 10.4 million.

Pursuant to the provisions of the Customs Organic Law and its Regulations, noncompliance with the obligations under which such operation was granted will be punished with a fine equal to double the total value of merchandise. In this connection, the lack of re-export or legal nationalization within the term in effect or its use or destruction for different purposes will be sanctioned with a fine equivalent to the total value of merchandise.

3.2. Non-audited consolidated financial statements (interim) at June 30, 2005

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

GENERAL CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2005 AND DECEMBER 31, 2004 AND 2003

RESTATED IN CONSTANT BOLIVARS AT JUNE 30, 2005

(Stated in thousand Bs.)

	Notes	June 2005	At December 2004	At December 2003
ASSETS				
CURRENT ASSETS:				
Cash	1,15 and 16	33,412,128	26,761,945	17,477,208
Bills and accounts receivable – net	3,15 and 16	82,662,375	85,805,090	72,603,710
Advances to suppliers	16	7,155,442	5,196,964	3,103,764
Inventory – net	1 and 4	57,110,807	45,402,336	60,678,894
Expenses paid in advance		1,294,883	955,009	962,827
Other current assets – net	1 and 5	16,045,895	11,147,959	9,489,609
Total Current Assets		197,681,530	175,269,303	164,316,012
LONG-TERM SPARE PARTS INVENTORY	4	6,292,553	7,112,018	9,537,655
INVESTMENTS IN AFFILIATES – Net	1 and 6	4,445,600	4,428,721	5,850,235
PROPERTY, PLANT AND EQUIPMENT – Net	1 and 7	526,388,756	513,808,227	511,294,920
DEFERRED CHARGES AND OTHERS ASSETS	1 and 8	1,903,870	1,390,042	1,300,969
TOTAL		736,712,309	702,008,311	692,299,791
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Promissory notes and bank overdrafts	9	25,622,727	13,819,220	13,665,309
Leaseback agreements		-	606,657	-
Bonds and commercial papers	10	2,808,700	3,171,835	7,026,439
Documents payable	16 and 19	-	2,683,995	1,573,352
Accounts payable	11 and 16	59,688,530	39,003,165	53,595,359
Dividends payable	14	8,123,856	4,475,838	6,664,073
Accumulated expenses payable		9,848,511	8,829,071	9,205,837
Taxes payable and deferred income tax	1 and 12	4,226,451	11,109,665	9,204,311
Total current liabilities		110,318,775	83,699,446	100,934,680
PROVISION FOR SEVERANCE BENEFITS	1	12,530,181	10,462,784	9,273,747
OTHER LIABILITIES AND DEFERRED CREDITS		466,752	416,821	493,338
Total liabilities		123,315,708	94,579,051	110,701,765
MINORITY INTERESTS		1,841,021	1,712,875	1,330,433
SHAREHOLDER'S EQUITY – As per attached financial statement	1, 14 and 15	611,555,580	605,716,385	580,267,593
TOTAL		736,712,309	702,008,311	692,299,791

See notes to the consolidated financial statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

FOR THE SIX (6) MONTHS PERIOD ENDED AT JUNE 30, 2005 AND FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

RESTATED IN CONSTANT BOLIVARS AT JUNE 30, 2005

(Stated in thousand bolivars, except net income per share)

	Notes	June 2003	December 2004	December 2003
NET SALES	18	190,005,338	448,408,071	395,518,076
COST AND EXPENSES:				
Sales costs		141,204,955	312,444,721	257,587,564
Sales expenses		17,910,603	32,740,073	31,701,981
Administrative expenses and overheads		7,961,190	18,935,493	15,325,904
		167,076,748	364,120,287	304,615,449
OPERATING INCOME		22,928,590	84,287,784	90,902,627
OTHER INCOME (DISBURSEMENTS):				
Loss in operations with securities		(516,197)	(8,578,467)	(34,216,367)
Provision for investments		5,000,000	3,244,575	
Net loss in hedge agreement in foreign currency			(450,580)	(470,807)
Income from selling assets			50,767	108,733
Bank debit tax		(1,406,575)	(3,595,080)	
Others-net		(7,988,919)	107,921	(11,787,871)
		(4,911,691)	(9,220,864)	(46,366,312)
(COST) INTEGRAL FINANCING INCOME:				
Interests expenses		(1,377,812)	(3,492,604)	507,674
Interests on temporary investments		329,348	504,364	(6,742,963)
Exchange differences – net		4,621,982	3,696,148	3,709,424
Monetary earnings (REME)	1 and 2	(2,349,385)	(3,094,434)	4,461,008
		1,224,133	(2,386,526)	1,935,143
PROFITS BEFORE INCOME TAX AND PARTICIPATION IN RESULTS FROM SUBSIDIARY AND AFFILIATES AND MINORITY INTERESTS		19,241,032	72,680,394	46,471,458
TAX PROVISION:				
Income tax	12	3,575,851	17,432,341	11,827,874
INCOME BEFORE PARTICIPATION IN RESULTS FROM SUBSIDIARY AND AFFILIATES AND MINORITY INTERESTS		15,665,181	55,248,053	34,643,584
PARTICIPATION IN RESULTS FROM SUBSIDIARY AND AFFILIATES	1		(3,782,734)	(4,290,267)
	Notes	June 2003	December 2004	December 2003
INCOME BEFORE MINORITY INTERESTS		15,665,181	51,465,319	30,353,317
MINORITY INTERESTS		(128,146)	(382,442)	(263,839)
NET INCOME		15,537,035	51,082,877	30,089,478
NET INCOME PER SHARE (2,294,009,424 average shares)	1	6.77	22.27	13.12

See notes to consolidated statements

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2005 AND THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003.

RESTATED IN CONSTANT BOLIVARS AT JUNE 30, 2005

(Stated in thousands Bs.)

	Notes	June 2005	December 2004	December 2003
OPERATING ACTIVITIES:				
Net earnings		15,537,035	51,082,877	30,089,478
Adjustments to conciliate the net income with the cash provided by the operating activities:				
Participation minority shareholders, net		128,146	382,442	263,839
Participation in results from affiliates		102,066	3,782,734	4,290,267
Loss from investments, net		(5,016,881)	(3,244,575)	4,514,049
Profits from selling assets		-	(50,767)	(108,733)
Removal and use of equipment and industrial parts		-	1,530,291	1,932,277
Amortization of excess of cost on book value of shares from affiliates		-	889,670	889,670
Monetary earnings (REME)		2,349,385	3,094,434	(4,461,008)
Depreciation		9,500,492	18,841,132	19,103,262
Amortization of deferred charges		(513,828)	75,466	75,466
Changes in operating assets and operational liabilities	2	1,053,711	(18,339,882)	(12,869,141)
Provisions for Severance benefits – net payments		2,931,517	2,875,223	1,397,756
Net cash provided for operating activities		26,071,643	60,919,045	45,117,182
		2,566,994		
INVESTMENT ACTIVITIES:				
Reduction in deferred charge and other assets		-	(164,539)	(101,567)
Purchasing of property, plant and equipment		(8,791,345)	(20,755,152)	(3,117,149)
Sale of property and equipment		65,130	112,411	844,617
Net cash used in investment activities		(8,726,215)	(20,807,280)	(2,374,099)
FINANCING ACTIVITIES:				
Increase in promissory notes and bank overdrafts		11,803,507	2,523,325	3,823,600
Net increase in sales with leaseback agreements		(606,657)	650,409	-
	Notes	June 2005	December 2004	December 2003
Reduction of long-term loans		-	-	(11,666,250)
(Reduction) increase in current issues obligations		(363,135)	(2,919,997)	1,249,245
Increase (reduction) in documents payable		(2,566,994)	1,462,266	(8,021,285)
(Reduction (increase) in current issues for operations with leaseback agreements		-	-	-
Cash dividends		(18,961,966)	(30,404,175)	(32,461,243)
Net cash used in financing activities		(10,695,245)	(28,688,172)	(47,075,933)
EFFECT OF INFLATION ON CASH AND		-	(2,138,856)	(6,901,223)

CASH EQUIVALENTS			
INCREASE (REDUCTION) NET IN CASH AND CASH EQUIVALENTS	6,650,183	9,284,737	(11,234,073)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE TERM	26,761,945	17,477,208	28,711,281
CASH AND CASH EQUIVALENTS AT THE END OF THE TERM	33,412,128	26,761,945	17,477,208

See notes to the consolidated financial statements.

[Next, in the original document written in Spanish, there is a consolidated statement of flow in equity accounts for the six-month period ended at June 30, 2005 and the years ended at December 31, 2004 and 2003 restated in constant bolivars at June 30, 2005]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2005 AND THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003

(STATED IN CONSTANT BOLIVARS AT JUNE 30, 2005)

1. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies used by the Company to prepare its financial consolidated statements are summarized as follows:

a. *Operations* – The Company was established on March 30, 1950 and its main objective is to produce and commercialize paper in all its ways.

b. *Presentation of financial statements* – Because it is a Company subject to the control of the National Securities and Exchange Commission, its financial statements have to be prepared based on the standards set forth by such Commission. In many aspects, the aforementioned standards and the generally accepted accounting principles in Venezuela are similar. The main differences between such standards and the principles, which apply to the Company, referred to the methodology used to restate the financial statements by the mixed method and to the procedure used to translate the financial statements of subsidiaries abroad, which are an integral part of the operations carried out by the headquarters.

Regarding the methodology aforementioned, until the year 2001 the Company used the provisions of the standards issued by the National Securities and Exchange Commission, which include consumption or sale of inventories and

the depreciation expenses to ordinary values have to be registered with the corresponding income accounts, deducting these elements from the income or loss of the year. For the year 2002 the Company accepted the provisions set forth in the Declaration of Accounting Principles No.10 Revised (DPC-10) only in regard to inventories (see notes 1d and 1g). The methodology established by the National Securities and Exchange Commission differs from that established by the Federation of Venezuelan College of Public Accountants since this latter sets forth that such values should be repaid in the results by realizing the result for holding non-monetary assets.

Comparing the result from both methodologies, the one used by the Company makes the depreciation expense for the six (6) months term ended at June 30, 2005 and for the years ended at December 2004 and 2003, are presented at values lesser than Bs.907 million, Bs. 3,931 million, Bs. 5,743 million, respectively, without its corresponding compensation in the income result for holding non-monetary assets, indicating an increase in the final results when compared against those that would originate the application of the methodology established in the DPC-10.

In regard to the procedure used to translate these financial statements from affiliates abroad, which are part of the headquarters operations, the Company has been applying the provisions set forth by the National Securities and Exchange Commission, which established that the financial statements of affiliates abroad shall be translated into bolivars according to the international accounting standards set forth thereon. Consequently, for its incorporation in the financial statements adjusted for the Company inflation, the financial statements of such subsidiaries were translated into bolivars by converting the monetary entries at the current exchange rate while for the non-monetary entries it was used the current exchange at the moment of operation, and for the income account the average of exchange rate of the relevant year. The earning or loss resulting from this translation is reflected in the income statement as exchange differences. This procedure differs from that

established in the Declaration of Accounting Principles No.15 (DPC-15) issued by the Venezuelan College of Public Accountants, provided that this latter requires from January 1, 2000 that the financial statements of such foreign affiliates are adjusted to the generally accepted accounting principles in Venezuela to then apply the conversion procedure aforementioned, which involves the application of the adjustments for inflation required by the Declaration of Accounting Principles No.10 (DPC-10) issued by such College.

The basic difference between both procedures refers to the way of presenting the effects for inflation arising from the financial statements of the affiliates abroad, provided that the generally accepted accounting principles in Venezuela set forth that such effect is recognized in the results of the fiscal year while for the purposes of the standards issued by the National Securities and Exchange Commission, such effects are presented as a reduction of the initial equity of the Company; for the year ended at June 30, 2005 this effect amounted Bs. 506 million approximately.

c. Consolidation – The consolidated financial statements include the accounts of Manufacturas de Papel, C.A. (MANPA) S.AC.A. and its affiliates fully owned: Vencaribbean Paper Products, Ltd. (domiciled in Trinidad and Tobago) and Transporte Alpes, C.A.; and 50% partially owned Manufacturas de Papel de Centroamérica, S.A. (domiciled in Costa Rica).

As of July 1, 2001 the Board of Directors decided to liquidate some of its affiliates and to transfer to the Company its net assets.

At June 30, 2005 and December 31, 2004 and 2003, the management deemed convenient to present in other current assets the net assets from affiliates in process of being disposed.

All the significant transactions between companies have been eliminated in consolidation.

d. Financial statements restated in constant bolivars – The Company applied the mixed method as established in the standards issued by the National Securities and Exchange Commission to restate its financial statements. This

method consists of replacing the measure unit used by the traditional accounting by a constant currency, updated at the date of the financial statements, later incorporating the regular values or the replacement of inventory and property, plant and equipment. The difference between these values generates an equity account called "Result from holding non-monetary assets". For the purposes of restating the "Consumer Price Index" (CPI) used in the metropolitan area of Caracas, published by the Venezuelan Central Bank, was used.

From the year 2002, the revised DPC-10 established that the mixed method will apply only to inventories with seniority higher than six months. At June 30, 2005 and at December 31, 2004 and 2003 the average seniority of the inventories of the Company does not exceed six months.

The income account for holding non-monetary assets comprises Bs.324,875 million in June 2005 (Bs. 309,632 million in 2004 and Bs. 302,012 million in 2003) product of incorporating the current values of property, plant and equipment at the years 2005,2004 and 2003, and also of the current values of inventories in the year 2002, product of the application of the methodology used to restate the financial statements pursuant to the standards set forth by the National Securities and Exchange Commission, which amount to Bs.178,214 million, Bs.177,307 million and Bs.176,621 million at June 30, 2005 and December 31, 2004 and 2003, respectively.

Investments, capital stock, retained earnings and other non-monetary items different from inventory and property, plant and equipment are restated using the factor arising from CPI from the date when they were acquired or generated. The sales, incomes, expenses and other entries related to monetary items are restated based on the average CPI for the year.

The monetary earning is calculated by applying, during the period, the CPI adjustment ratio to monetary assets and liabilities net. It represents the result from exposure to inflation for holding monetary liabilities or assets net during inflation periods.

The consolidated financial statements at June 30, 2005 and December 31, 2004 and 2003 were restated by applying the variation of the Consumer Price Index (CPI) until June 30, 2005 except for the financial statements of affiliates domiciled abroad which were converted to bolivars following the methodology indicated in 1c. Therefore, these latter do not include the effects for inflation in the Venezuelan economy.

The Consumer Price Indexes at the beginning end and average for the six-month period ended at June 30, 2005 and the years ended at December 31, 2004 and 2003 are the following:

	At June, 30	At December 31,	
	2005	2004	2003
At the beginning of the year	459,650	385,661	303,469
At the end of the year	496,251	459,650	385,661
Average for the year	480,601	428,730	352,148
Inflation of the year	7.96%	19.18%	27.08%

e. *Cash and cash equivalents* – For the purposes of preparing the cash flow statement, the Company considers as cash equivalents the investments in term deposits with maturity of less than three (3) months.

f. *Investments* – Permanent investments in affiliates where there is participation between 20% and 50% and the investment in affiliates 100% owned Valores y Acciones 1003, C.A. (incorporated in 2003) and Inmuebles 310350, C.A. (see Note 5) are presented at cost adjusted with the participation of the Company in the retained earnings of those affiliates from the date of their acquisition, when these are significant. The investments in companies where participation is less than 20% are presented at cost adjusted for inflation, and cash dividends are treated as income in the year they are received.

The excess of cost of acquisition on the book value of net assets at the date of acquisition of affiliates, non identified with specific assets, is prepaid by the method of direct line in a term of 20 years.

g. *Inventories* –The inventories at June 30, 2005 and December 31, 2004 and 2003 have been presented at cost adjusted for inflation, determined by the method of average cost, which does not exceed its recovery value. Inventories of affiliate's domiciles abroad are presented without the effects for inflation of the Venezuelan economy.

h. *Property, plant and equipment* – The property, plant and equipment (except the furniture and equipment) are presented at the value of valuations made by specialized independent experts in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission in regard to the use of devaluation indexes for machinery and equipment and inflation indexes to the rest of assets. These valuations do not have seniority higher than three (3) years.

The furniture, equipment and acquisitions following the date of valuations were updated for inflation taken into account the date of origin, based on the CPI at that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated of the different assets.

Disbursements for maintenance and repairs are charged to results in the year they are incurred in, while those for renovation or improvements are capitalized.

Property and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as liabilities. The results obtained in the leaseback are deferred and repaid during the useful life of the corresponding assets. Those results obtained from this type of transactions under the area of enforcement of the Declarations of Accounting Principles No. 14 (DPC-14) issued by the

Venezuelan College of Public Accountants are deferred and repaid during the term of the corresponding contract. The property and equipment thus registered are depreciated by the aforementioned method and base.

Property and equipment of affiliates domiciled abroad are presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate exceeding the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is repaid in view of the useful life applicable to the assets acquired.

i. Deferred charges – The expenses incurred in during the period to develop new industrial projects are deferred to be repaid until five (5) years from beginning of operations of such projects, and are updated for inflation taking into account the date of origin based on the Consumer Price Index (CPI).

j. Transactions in foreign currency - Transactions in foreign currency are registered in bolivars using the applicable exchange rates in effect on the dates they are carried out. The balances in foreign currency at closure of the fiscal year are stated in bolivars using the applicable exchange rates in effect on that date; the resulting exchange differences are kept as results.

k. Provision for severance benefits – The provision for severance benefits includes 100% of the liabilities related to the rights acquired according to the Organic Working Law and an additional provision to cover part of the liability for unjustified dismissals.

l. Income tax – The tax rebate originated from new investments in property and equipment is treated as a reduction of the income tax provision in the term when such investments are incorporated to the production process.

m. Long term assets - The Company evaluates the book value of its long term assets when events or changes in the circumstances indicate that such assets value could be non recoverable. The calculation of the assets deterioration value is based on the comparison between the book value

and the reasonable value of the same assets. For those assets to be used by Company operations, the reasonable value is calculated by the current value of the estimated future cash flows. For those assets expected to be sold or withdraw in the near future, the reasonable value is equivalent to its realization net value.

n. Reasonable value of financial instruments - The reported book values in balance sheets of cash flow and cash equivalents, payable bills and accounts, promissory notes and bank overdrafts, current portion of long term loans, accumulation and other short term liabilities, are close to their reasonable value because of the short term dues of such financial instruments. In consequence, these items had been excluded from the reasonable value in the notes of these consolidated financial statements.

o. Recognition of income – The sales income from products made by the Company is registered on an accumulative basis when the rights of property of them are transferred.

p.- Use of estimates to prepare the financial statements – The preparation of the financial statements pursuant to the generally accepted accounting principles require the use of estimations by the management, which impact the figures of assets and liabilities, their disclosure, and the amounts of income and expenses. The final results of such estimations may vary.

q. Net income per share – The net income per share has been calculated by dividing the net result from the fiscal year by the weighted average of shares issued and outstanding for each year.

r. Reclassifications – Some figures of the financial statements at December 31, 2003 have been reclassified for comparison purposes against those of the years ended at December 31, 2004.

2. ADDITIONAL INFORMATION TO THE CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOW

The monetary result for the fiscal year (REME) corresponding to the six (6) month term ended at June 30, 2005 and for the years ended at December 31, 2004 and 2003, is as follows (in thousands of bolivars).

	At June, 30	At December 31,	
	2005	2004	2003
Monetary position at beginning	46,192,246	(28,903,146)	(47,016,021)
Increase for the year	190,393,134	501,182,595	424,397,036
Reduction for the year	(215,482,930)	(422,992,769)	(401,823,153)
Estimated monetary position for the year	21,102,450	49,286,680	(24,442,138)
Less – real monetary position at the end of the year	18,753,065	16,192,246	(28,903,146)
	(2,349,385)	(3,094,434	4,461,008

Changes in the operating assets and liabilities shown in the consolidated cash flows for the six (6) month term ended at June 30, 2005 and for the years ended at December 31, 2004 and 2003, comprises the following (in thousands of bolivars).

	At June, 30	At December, 31	
	2005	2004	2003
(Increase) reduction:			
Bills and accounts receivable	(10,215,122)	(29,651,093)	(14,062,803)
Advances to suppliers	(2,624,894)	(2,521,168)	255,980
Inventories	(10,889,006)	17,702,195	6,185,724
Expenses paid in advance	(466,446)	(105,855)	(419,218)
Increase (reduction):			

Accounts payable	24,126,915	(7,612,424)	(13,817,525)
Accrued expenses payable	7,365,941	655,701	1,651,672
Taxes payable	674,569	(4,297,137)	7,504,048
Other liabilities and deferred credits	51,557	(323,150)	(167,019)
Deferred taxes	(6,969,803)	7,813,049	
	1,053,711	(18,339,882)	(12,869,141)

The monetary result for the fiscal year used by activity for the six (6) month term ended at June 30, 2005 and for the years ended at December 31, 2004 and 2003, is as follows (in thousands of bolivars).

	At June, 30	At December, 31	
	2005	2004	2003
Operational	(2,909,048)	(5,807,512)	(278.031)
Of Investment	(916,249)	(77,061)	4.475.170
Of Financing	1,475,912	4,928,994	7.165.092
Of Cash	-	(2,138,855)	(6.901.223)
	(2,349,385)	(3,094,434)	4.461.008

During the six (6) month term ended at June 30, 2005 and for the years ended at December 31, 2004 and 2003, the interest and taxes paid are detailed as follows, (in thousands of bolivars).

	At June, 30	At December, 31	
	2005	2004	2003
Interests	1,039,478	3,310,696	6,870,861
Taxes	963,525	9,153,308	4,735,096

3. BILLS AND ACCOUNTS PAYABLE

At June 30, 2005 and at December 31, 2004 and 2003, the bills and accounts payable comprised the following (in thousand bolivars):

	At June, 30	At December, 31	
	2005	2004	2003
Commercial	64,744,768	73,684,335	66.753.166
Related companies (Note 13)	2,115,198	1,955,536	511.804
Employees	5,933,797	5,570,296	4.553.215
Several debtors	533,578	609,153	927.671
Tax credit VAT- net	11,309,501	3,102,124	121.606
Guaranteed deposit	-	2,735,237	2.058.804
	84,636,839	87,656,681	74.926.266
Less provision for doubtful accounts	1,974,464	1,851,592	2.322.556
	82,662,375	85,805,089	72.603.710

4. INVENTORIES

At June 30, 2005 and December 31, 2004 and 2003, the inventories include the following (in thousand bolivars):

	At June, 30	At December, 31	
	2005	2004	2003
Finished products	21,834,373	12,800,323	19.147.406
Products in process	294,788	82,373	326.733
Raw materials	24,501,825	19,361,613	19.665.237
Spare parts	9,648,070	10,518,703	8.366.921
Inventory in-transit	1,657,253	3,464,826	13.663.683
	57,936,309	46,227,838	61.169.980
Less: Provision for obsolescence	825,502	825,502	491.086
	57,110,807	45,402,336	60.678.894

During the six (6) month term ended at June 30, 2005 and the years ended at December 31, 2004 and 2003, the Company decided to present certain inventories estimated to be used in a period of more than one (1) year, as long-term spare parts inventory.

At June 30, 2005 and December 31, 2004 and 2003, the long-term spare parts inventories are comprised as follows (in thousand bolivars):

	At June, 30	At December, 31	
	2005	2004	2003
Spare parts	8,218,726	9,038,191	10.638.522
Less – provision for obsolescence	1,926,173	1,926,173	1.145.867
	6,292,553	7,112,018	9.537.665

5. OTHER CURRENT ASSETS

At June 30, 2005 and December 31, 2004 and 2003 the other current assets are as follows (in thousand bolivars):

			At June, 30	At December, 31	
	Notes	%	2005	2004	2003
Net assets from affiliates in process of disposal:					
Valores y Acciones 1003, C.A.	(A)	100	26,902,430	27,004,496	42.157.606
Other investments registered at cost:					
Others			291,997	291,997	291.997
			At June, 30	At December, 31	
	Notes	%	2005	2004	2003
Less – provision for investments			11,148,532	16,148,534	32.959.994
			16,045,895	11,147,959	9.489.609

(A) An affiliate established in 2003, mainly with contributions from shares that Company owned in Inmuebles 310350, C.A. (Company established in 2001, from contributions of properties, investments in shares registered at cost, certain payable accounts and an option on credits of reduction of issues to obtain from

forest plantations sold in the year 2001). At December 31, 2004 and 2003, this affiliate owned properties for Bs. 20,033 million presented at quick sale value determined according to the reports by independent appraisal experts as of August 2002, investments in shares and the option on credits of reduction of issues for Bs. 22,122 million at December 31, 2003, which was written off in the year 2004. The properties of this affiliate are granted by contingent obligations up US$ 1 million (Bs. 1,920 million). At the date of issuance of these consolidated financial statements, the Company is evaluating the terms under which this affiliate will be disposed of.

6. INVESTMENTS IN AFFILIATES

At June 30, 2005 and December 31, 2004 and 2003 the investments in affiliates comprise the following (in thousand bolivars):

			At June, 30	At December, 31	
	Notes	%	2005	2004	2003
Investments registered as the method of equity participation and excess on book value paid:					
Simco Recycling Corp	(A)	50	4,445,600	4,428,721	5,850,235
			4,445,600	4,428,721	5,850,235

(A) The financial statements used to register equity participation of Simco Recycling Corp. Inc., an affiliate domiciled in the United States is summarized as follows (figures at August 31, in thousand US dollars):

	2003	2001
Current asset	1,131	1,452
Total asset	1,686	2,161
Current liabilities	2,584	2,399
Shareholders' Equity (deficit)	(1,149)	(723)
Total liabilities and shareholders' equity	1,686	2,161

(Loss) Net profit	(434)	(137)

The acquisition value in constant currency from this affiliate resulted in an excess on book value of Bs.15,365 million (Bs.1,615 million in historical values), which is repaid according to the provisions set forth in the accounting principles. The Company periodically evaluates the realization of the surplus paid in acquiring the affiliate with the expectations of future cash flows and operating income. Based on its latest analysis, the Company estimates that the investment value is marketable.

7. PROPERTY, PLANT AND EQUIPMENT

At June 30, 2005 and at December 31, 2004 and 2003, the properties, plant and equipment are comprised as follows (in thousand bolivars):

		At June 30	At December, 31	
	Useful life (years)	2005	2004	2003
Buildings	10 to 30	65,560,063	62,381,396	62.446.464
Machinery and equipment	7 to 20	498,944,215	468,281,843	463.040.53
Automotive vehicles	3 to 6	4,704,772	4,691,731	4.511.009
Furniture, fittings and others	5	25,553,121	26,512,424	27.954.390
		594,762,171	561,867,394	557.952.416
Less accumulated depreciation		92,469,195	79,462,403	64.118.076
		502,292,976	482,404,991	493.834.340
Land lots		16,737,761	16,727,222	16.737.761
Constructions in progress		4,885,187	3,827,264	722.819
Machinery in transit		2,472,832	10,848,750	-
		526,388,756	513,808,227	511.294.920

Values of property, plant and equipment at June 30, 2005 and at December 31, 2004 and 2003 have been determined according to the reports by independent appraisal

experts as of August 2003. For the year ended at December 31, 2004 inclusion of a new appraisal generated an increase in property, plant and equipment and the result for holding non-monetary assets amounted to Bs.114,127 million.

During the six (6) month term ended at June 30, 2005 the repair expenses and maintenance of property, plant and equipment amounted to Bs.11,631 million. During the years ended at December 31, 2004 and 2003, the expenses for repair and maintenance of property, plant and equipment amounted to Bs.21,908 million, Bs.17,464 , respectively.

At June 30, 2005 and at December 31, 2004 and 2003 the portion of the tax rate which exceeds inflation, capitalized by properties, plant and equipment amounted to Bs.698 million, Bs.710 million and Bs.891 million, respectively, net of accumulated amortization.

During the six (6) month term ended at June 30, 2005 and the years ended at December 31, 2004 and 2003 the Company did not implement investment projects subject to interest capitalization.

At June 30, 2005 assets fully depreciated incorporated to the production process amounted to Bs.334,546 million (at updated appraisal values).

8. DEFERRED CHARGES AND OTHER ASSETS

At June 30, 2005 and December 31, 2004 and 2003 the deferred charges and other assets are mainly comprised by trademarks owned by a foreign affiliate that amount to Bs.1,001 million, Bs.1,038 million and Bs.1,114 million, respectively, net of accumulated amortization for Bs.407.3 million, Bs. 370.3 million and Bs. 294.3 million, respectively, which are redeemed in a period of twenty (20) years.

9. PROMISSORY NOTES AND BANK OVERDRAFTS

At June 30, 2005 the promissory notes and bank overdrafts correspond to credit lines and bank obligations represented by promissory notes and short term loans.

The average interests rates derived from loans from local banks ranged between 11.95% and 13.06% for the six (6) month term ended at June 30, 2005. The average interests rates derived from loans from local banks ranged between 12.46% and 15.17% for the year 2004 and 15.75% and 37.25% for the year 2003.

10. ISSUANCE OF BONDS

At June 30, 2005 the current bonds issued comprised the following (in thousand bolivars):

a. Unsecured bonds at bearer, with maturity in October 19, 2004	2,808,700
Less – current portion	2,808,700
	-

During the six (6) month term ended at June 30, 2005 and for the years ended at December 31, 2004 and 2003 the issuance of commercial papers generated discounts in their placements for Bs. 268 million, Bs. 400 million and Bs. 448 million, respectively.

11. ACCOUNTS PAYABLE

At June 30, 2005 and December 31 2004 and 2003 the accounts payable comprised the following (in thousand bolivars):

	At June, 30	At December, 31	
	2005	2004	2003
Commercials	53,353,071	30,938,783	45,206,491
Related companies (Note 13)	4,257,466	6,133,595	6,900,625
Others	2,777,993	1,930,787	1,488,243
	59,688,530	39,003,165	53,595,359

12. TAX PROVISION

Income tax

The Income tax At June 30, 2005 (estimated values) and at December 31, 2004 and 2003 summarized as follows (in thousand bolivars):

	At June, 30	At December, 31	
	2005	2004	2003
Income tax for the year – estimated	3,252,800	10,540,920	12.690.058
Deferred income tax	-	7,287,479	-
Minus – rebate for property, plant and equipment investments and transferable			

credits of income tax	-	(396,058)	(862,184)
	3,252,800	17,432,341	11,827,874

For the years ended at June 30, 2005 (estimated values) and December 31, 2004 and 2003, the effective rate of income tax expenses differs from the applicable tax rate to income before tax. The nature of this difference is due to permanent items related to the determination of fiscal income, mainly, equity participation of investments, dividends and interests exempted as well as the effects for tax adjustments for inflation.

Pursuant to the tax legislation in effect, from the year 2000 taxpayers subject to income tax that entered into transactions with parties bound abroad should determine their income by the exports made, and its costs for the goods and services acquired by the parties bound abroad according to any of the methods set forth in such legislation. The Company is in process of carrying out the study on transfer prices required to document the aforementioned transactions abroad. Due to the nature and volume of transactions with related parties, the Company management deems that there will be no important effect in the consolidated financial statements.

Likewise, pursuant to such legislation, the Company may transfer rebates for new investments in properties and equipment, and the operating tax losses different from those originated for the tax adjustment for inflation up to three (3) years following the fiscal year in which they are incurred in. The non-compensated tax effect deductible from the tax adjustment for inflation may be transfer up to the next year from the fiscal year in which they are incurred.

Moreover, the aforementioned legislation set forth effective from January 1, 2001 among other things the Tax on dividends, net enrichment from a foreign source under the System of World Income and those from investments or participations under the System of International Tax Transparency.

Deferred taxes

The deferred tax reflects the impact from temporary differences among the amounts of assets and liabilities registered according to the accounting basis indicated in Note 1, and those included for determination of tax income pursuant to the tax legislation in effect.

Business Asset Tax

The Business Asset Tax law sets forth a tax of one per cent (1%) on the average value of tangible and intangible assets adjusted for inflation. The tax to be paid according to this Law will be the amount exceeding the total income tax payable during the fiscal year, if any. In case the income tax is less than the business asset tax, the surplus will be carried forward as credit on income tax generated during the three subsequent fiscal years. At June 30, 2005, the Company and its affiliates do not hold credits carry forward of business asset tax.

In Official Gazette No. 38,002 dated August 17, 2004, the Law Decree No. 3,266 was repealed, which announced the Law of Business Assets Tax, published in Official Gazette of the Republic No. 4,654 dated December 1, 1993, as well as the other regulations set forth in that Law.

13. TRANSACTIONS WITH RELATED COMPANIES

During the six (6) month term ended at June 30, 2005 and for the years ended at December 31, 2004 and 2003 the Company and its affiliates made the following significant transactions with related companies, during the normal course of its operations (in thousand bolivars approximately):

	At June, 30	At December, 31	
	2005	2004	2003
Sales of inventories	-	193	294.206
Purchase of inventories	6.264.560	19.396.764	12.896.024
Charges for consumption of electricity	7.775.359	16.262.859	17.571.735
Renting	490.136	1.036.148	1.080.085

As a product of these transactions and other of less importance the following balances, receivable and payable, were generated (in thousand bolivars):

	At June, 30	At December, 31	
	2005	2004	2003
SHORT-TERM ACCOUNTS			

RECEIVABLE			
Corporación Industrial de Energía, C.A.	189,694	162,386	104.500
Agroindustrial Mandioca, C.A.	450,650	402,842	122.943
Simco Recycling Corp. Inc.	1,411,280	1,355,591	-
J.C. Papeleras, C.A.	-	-	280.913
Turbogeneradores de Venezuela, C.A.	31,117	-	-
Agropecuaria Mandioca, C.A.	-	1,122	1,338
Seinforca	2,457	-	-
Turboven Maracay Company Inc. Branch	-	33,595	2.110
	2,115,198	1,955,536	511.804

	2005	2004	2003
SHORT-TERM ACCOUNTS PAYABLE			
Turbogeneradores Maracay, C.A.	500,584	2,954,539	3,488,509
Inmuebles 310350, C.A.	3,176,637	2,655,576	2,109,468
Turboven Maracay Company	-	108,135	61,785
Seinforca, C.A.	580,245	393,989	466,907
Simco Recycling Corp. Inc.	-	-	749,945
Turboven cagua Company Inc.	-	21,356	24,011
	4,257,466	6,133,595	6,900,625

14. SHAREHOLDER'S EQUITY

Capital Stock

The updated capital stock of the Company comprises Bs. 22,940,094 of nominal capital stock and Bs. 105,999,128 of updating capital. The legal capital stock of the Company is composed by 2,294,009,424 common shares of Bs. 10 each, fully subscribed and paid in.

As of November 25, 1996 the Board of Directors approved to decree a share dividend of Bs.11,470,047,120 by a partial capitalization of the net updated balance for future capital increases resulting in funding the capital adjustments resulting from the recouping capital updating accounts, as a result of exposure to inflation (REI) and undistributed earnings made in 1996, pursuant to the Technical Publication No. 14 (PT 14) issued by the Venezuelan College of Public Accountants, issuing 1,147,004,712 new common shares with a par value of Bs.10 each. According to the provisions by the National Securities and Exchange Commission this capital increase was distributed as dividends to registered shareholders in the shareholders' book as of January 2, 1997 in order to be allocated and in effect as of January 16, 1997.

As of February 14, 2002 the Shareholder's Equity approved a reclassification of the equity allowance "Net balances updated for future capital increases" to "Net balance updated of retained earnings for the sole use of payment of dividends in Company shares or of subsidiaries", everything pursuant to authorization by the National Securities and Exchange Commission as per official communication No. CNV-OP-033 of February 4, 2002.

Legal Reserve

The Code of Commerce sets forth a provision of 5% of the net earnings of companies to establish a legal reserve until this reserve amounts to at least 10% of the capital stock. This reserve shall not be distributed as dividends.

At June 30, 2005 and at December 31, 2004 and 2003 the legal reserve is totally owned by Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

Cash Dividends (stated in historical values at the date of operation)

As of March 17, 2005, the Shareholders' Meeting agreed to decree cash dividends of Bs.10.00 per share for a total of Bs.22,940,094,240.

As of March 26, 2004, the Shareholders' Meeting agreed to decree a cash dividend of Bs.6.00 per share, for a total of Bs.131,764,0567,544. Likewise, as of October 1, 2004 the Shareholders' Meeting agreed to decree an extraordinary cash dividend amounting to Bs.5.00 per share, for a total of Bs.11,470,047,120. As of March 25, 2003 the Shareholders' Meeting agreed to decree a cash dividend of Bs.5.00 per share, for a total of Bs. 11,470,047,120. Likewise, as of October 17, 2003 the Shareholders' Meeting agreed to decree an extraordinary cash dividend amounting to Bs.5.00 per share, for a total of Bs.11,470,047,120.

Retained earnings

At June 30, 2005 and at December 31, 2004 and 2003 the undistributed retained earnings include Bs. (14,265) million, Bs (13,706) million and Bs. 10,973 million of accumulated retained (deficit) earnings from affiliates, respectively, which will be distributed when affiliates decree them as dividends. The net income and retained earnings of Manufacturas de Papel, C.A. (MANPA), S.A.C.A., amount to Bs. 16,096 million and Bs. 58,344 million at June 30, 2005, Bs. 67,582 and Bs. 65,822 at December 31 2004 and Bs. 35,994 million and Bs. 42,271 at December 31, 2003, respectively.

At June 30, 2005 and December 31, 2004 and 2003 the net income includes Bs. 3,336 million, Bs. 17,182 million and Bs. 11,639 million of expenses in tax income of Manufacturas de Papel, C.A. (MANPA), S.A.C.A., respectively.

15. CONTROL ON FOREIGN INVESTMENTS (SIEX)

The Company is 66.36% owned by foreign investors.

The legal system in effect on foreign investments includes, among other issues, the following:

Foreign investors have the same rights and duties than those of their national counterparts.

Earnings corresponding to foreign investors shall be sent abroad without limitation (See Note 17).

Technology import agreements and of use and exploitation of patents and trademarks shall be registered with SIEX within a term of sixty (60) continuous days after being entered into.

16. ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of January 21, 2003 the National Executive and the Venezuelan Central Bank agreed to suspend the commerce of foreign exchange in the country for five (5) bank business days, as published in Official Gazette No.37614. As of January 27, 2003 the National Executive and the Venezuelan Central Bank agreed to extend until February 5, 2003 the aforementioned suspension, as published in Official Gazette No.37618.

From February 2003 the National Executive and the Venezuelan Central Bank entered into Exchange Agreements numbers 1, 2, 3, 4 and 5 which set forth the Regime to Administer Foreign exchange as well as the foreign exchange that will govern the operations established in such agreements. Among other aspects, the aforementioned agreements set forth the following:

The Venezuelan Central Bank will centralize the purchase and sale of foreign exchange in the Country, under the terms set forth in the agreements entered into or about to be entered into.

The Commission to Administer Foreign Exchange (CADIVI) is created, which is in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions required to carry out such agreement.

Foreign exchange are set from the effectiveness of the aforementioned agreements in Bs.1,596/US$1.00 to purchase and Bs.1,600/ US$1.00 to sell.

The regime to acquire national currency of securities issued by the Republic in foreign currency as well as the special regime applicable to financing programs developed by the Banco de Comercio Exterior (BANCOEX). is controlled.

Operations subject to the regime included in the Exchange Agreement No. 1 and carried out through the payment agreement and mutual credits among central banks of the country members of the Latin American Integration Association (ALADI) are controlled.

As of February 6, 2004, the National Executive and the BCV modified the foreign exchange agreement No. 2 setting the exchange rate to Bs. 1,915.20/ US$ 1.00 for the purchase and to Bs. 1,920/ US$1.00 for the sale. Besides, the new Agreement establishes liquidation at the Exchange rates set forth in the former Agreement, for some

purchase and sale operations of foreign Exchange pending liquidation as well as for some in transit carried out by Exchange operators.

As of March 2, 2005, the National Executive and the BCV substituted the foreign exchange agreement No. 2 as of February 5, 2004, setting the exchange rate at Bs. 2,144.60 /US$ 1.00 for the purchase and at Bs. 2,150.00 /US$ 1.00 for the sale, from the date the new Agreement is in force. Besides, the new Agreement establishes liquidation at the Exchange rates set forth in the former Agreement, for some purchase and sale operations of foreign Exchange pending liquidation as well as for some in transit carried out by Exchange operators.

According to the provisions of the aforementioned system, the President of the Republic, in Cabinet Meeting, will approve the general provisions to distribute the amount of foreign Exchange to be destined to the foreign Exchange, after listening to the opinion of CADIVI, according to the availability of foreign currency that will be established when enforcing the Foreign Exchange Agreement. In addition, it sets forth, among others, that acquiring foreign exchange will be subject to prior registration of the interested party with the users' registry and to the authorization to participate in the foreign exchange system, with the documents and other requirements to be set forth by CADIVI.

At date, CADIVI has issued several regulations related to registries, guidelines, requirements and conditions related to the administrative system of foreign Exchange. The Company has run the necessary formalities to access the foreign Exchange destined to payment of obligations in foreign currency. At December 31, 2003 the Company has requested and is waiting for the approval of US$ 1,054 thousand corresponding to the balance of external debt in foreign currency at January 22, 2003. Likewise, the Company has requested foreign currency for the concept of imports and/or debt via temporary amounting US$ 13,228 thousand, US$ 9,737 thousand out of which were approved, and has requested foreign currency for the concept of imports amounting US$ 12,471 thousand, US$ 7,439 thousand out of which were approved.

At date of this report, obtaining the foreign exchange necessary for the operations in foreign currency carried out by the Company during the regular course of its operations will depend on: (1) approval of the records and requests filed before the relevant

institutions; (2) availability of foreign Exchange that will be established in the aforementioned Regulations; and (3) the actions carried out by the Company to have access to those necessary, not requested, foreign exchange before the relevant institutions, or those requests rejected by such institutions.

Bellow, the consolidated monetary assets and liabilities in foreign currency at June 30, 2005 and December 31, 2004 and 2003 (including the foreign affiliates) are described, registered in bolivars at the exchange rate of Bs. 2,150.00, Bs. 1,920.00 and Bs. 1,600.00 per US$1.oo, respectively, pursuant to the control exchange and the free currency exchange market, respectively (in thousand of US$):

	At June 30,	At December 31	
	2005	2004	2003
Assets:			
Cash and temporary investments	7,010	10,836	7,238
Commercial accounts receivable	5,010	8,937	5,865
	At June 30,	At December 31	
	2005	2004	2003
Accounts receivable related companies	670	728	101
Guaranteed deposits	3,500	1,319	1,000
Advances to suppliers and sundry debtors	3,581	1,556	1,005
	19,771	23,376	15,209
Liabilities:			
Promissory notes and bank overdraft	-	1,295	764
Commercial accounts payable	19,562	11,027	17,524
Accounts payable related companies		--	364
Accumulated expenses payable and others	1,634	1,736	1,102
	21,196	14,058	19,754

17. CREDIT RISK CONCENTRATION

Financial instruments partially subject to the Company at credit risk concentrations mainly consist of temporary cash investments and commercial accounts receivable. The Company places its temporary investments in different financial institutions and as per policy limits the amount of the credit risk. Credit risk concentrations in regard to commercial accounts receivable are limited due to the great number of clients the Company owns. At June 30, 2005 and at December 31, 2004 and 2003 the Company does not have significant credit risk concentrations different from those abovementioned.

18. INFORMATION ON OPERATIONS

Export sales at June 30, 2005 and December 31, 2004 and 2003 represent approximately 9.7%, 8.9% and 4.6% of the consolidated net sales, respectively. The Company does not have clients that individually represent 10% or more of its earnings.

19. COMPROMISES AND CONTINGENCIES

Deposits and collaterals granted

In order to guarantee obligations, the Company has granted bonds in favor of banking institutions amounting to Bs. 26 million. Likewise, the Company has granted bonds in favor of Comisión Administradora de Divisas (CADIVI) amounting US$ 428 thousand and € 2,702 thousand.

In virtue of the sales contract of assets related to forest projects, the subsidiary Inmuebles 310350, C.A. became jointly guarantor and main payer of the Company concerning the purchaser to guarantee this latter all and each of the obligations accepted by the Company. At date, such bond is limited to the amount of US$ 1,000,000, and on April 30, 2005 it will be reduced to US$ 350,000, being such bond definitely due by then. In order to guarantee the aforementioned bond, the subsidiary granted a first-degree mortgage from purchaser up to US$3 million on real estate of its property constituted by floors 4 and 5 of Torre Country Club. Likewise, it has been agreed that in the case of selling levied property, this bond will be replaced by a guarantee on the securities listed in the Caracas Stock Exchange.

Open Letters of Credits

The Company has requested opening letters of credit with financial institutions to acquire raw materials and supplies. At June 30, 2005 the open letters of credits for these concepts amount to US$ 10,466 mill. (Bs. 22,502 million).

Contingencies

The tax and labor authorities have determined certain tax deficiency claims and complaints against the Company amounting to Bs. 8,002 million approximately, in relation to which the relevant brief of reply to charges, have been filed. The Company and its legal advisors consider that there are enough grounds to claim these claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

At December 31, 2004, and 2003 the appeals of foreign currency reimbursement to Banco Central de Venezuela amounting to US$ 0.5 million presented by the Treasury (currently the Ministry of Finance) are being decided at the Supreme Tribunal of Justice. The Company and its legal advisors are of the opinion that there are enough grounds to claim these deficiency claims and believe that the final resolution will not have significant effects on the consolidated financial statements.

Temporary Admission Regimen for Assets Enhancement

The Company has contracted deposits to guarantee obligations and customs conditions related to the introduction of merchandise in temporary admission operations to assets enhancement. At December 31, 2004 deposits pending release in favor of the National Treasury amounts to Bs. 103.4 million.

Pursuant to the provisions of the Customs Organic Law and its Regulations, noncompliance with the obligations under which such operation was granted will be punished with a fine equal to double the total value of merchandise. In this connection, the lack of re-export or legal nationalization within the term in effect or its use or destruction for different purposes will be sanctioned with a fine equivalent to the total value of merchandise.

NATIONAL SECURITIES AND EXCHANGE COMMISSION

Resolution No.016-86 as of January 27, 1987

a) Detailed of balances of the important accounts and transactions in foreign currency, included in the audited financial statements for the years 2004 and 2003, and the interim financial statements for the period ended June 30, 2005.

(In thousand US$)

	At June 30,	At December 31	
	2005	2004	2003
Assets:			
Cash and temporary investments	7,010	10,502	7,238
Commercial accounts receivable	5,010	8,937	5,865
Accounts receivable related companies	670	728	101
Advances to suppliers and sundry debtors	3,581	1,556	1.005
	19,771	23,376	15,209
Liabilities:			
Promissory notes and bank overdrafts	-	1,295	764
Commercial accounts payable	19,562	11,027	17,524
Accounts payable related companies	-	-	364
	At June 30,	At December 31	
	2005	2004	2003
Accumulated expenses payable and others	1,634	1,736	1,102
	21,196	14,058	19,754

b) Amounts of the adjustments of the fiscal year made to the inventory accounts, fixed assets, investments and deferred charges, pursuant to the accounting principles generally accepted in Venezuela.

The accounts of inventory, fixed assets, investments and deferred charges did not suffer adjustments during the fiscal year, except for the registries of depreciation of fixed assets and amortization of deferred charges and added value of investments.

c) In addition to the original cost of inventories, fixed assets and investments, separately indicate the amount of adjustments made to the corresponding accounts due to difference in capitalized exchange.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. has registered its inventories and fixed assets at cost and has not made any adjustment for those concepts of exchange differences.

d) Types of exchange used to change balances into foreign currency.

The transactions in foreign currencies are registered at the exchange rate as the date of the operation. The balances in foreign currencies had been registered at the following exchanges rates:

At the closure at December 31, 2003: Bs. 1,600.00 * US$

At the closure at December 31, 2004: Bs. 1,920.00 * US$

At the closure at June 30, 2004: Bs. 2,150.00 * US$

e) The amount of earnings or losses as per exchange fluctuation

For the term between 01-01-05 to 06-30-05 and for the years 2004 and 2003 the earnings or losses stated in constant currency are as follows:

June 30, 2005	December 31, 2004	December 31, 2003
Exchange difference	Exchange difference	Exchange difference
4,621,982	3,696,148	3,709,424

f) Details related to the amounts registered as deferred charges, indicating the methodology of the calculation used.

At June 30, 2005 and at December 31, 2004 and 2003 the deferred charges and other assets are mainly comprised by the trademarks owned by a foreign affiliate which amount to Bs. 1,001 million, Bs. 1,038 million and Bs. 1,114 million, respectively, net of the accumulated amortization amounting to Bs. 407.3 million, Bs. 370.3 million and Bs. 294.3 million, respectively, which are redeemed in a period of twenty (20) years.

g) Depreciation policies and redemption of adjustment to assets, and registered amount with charge to results of the fiscal year.

Property, plant and equipment (except for furniture and equipment) are presented at the values of the appraisals made by specialized independent appraisers in the industry, updated at the date of closure of the financial statements according to the methodology sets forth by the National Securities and Exchange Commission concerning the use of devaluation indexes for machinery and equipment and inflation indexes for the rest of assets. These appraisals do not have seniority higher than three (3) years.

The furniture, equipment and further acquisitions at date of valuation were updated for inflation taking into account the date of origin based on IPC of that date.

Depreciation is calculated based on the straight-line method on the useful life originally estimated for the different assets.

Disbursements for maintenance and repairs are charged to the results in the year they are incurred in, while those for renewal or improvements are capitalized.

Properties and equipment sold and later leased back have been registered as assets and the corresponding obligations have been registered as a liability. The results obtained in the sales with leaseback are deferred and redeemed during the useful life of the relevant assets. Those results obtained for this type of transactions under the scope of enforcement of the Declaration of Accounting Principles No.14 (DPC-14) issued by the Venezuelan Federation of Colleges of Public Accountants are deferred and redeemed during the life of the corresponding contract. Property and equipment so registered are depreciated by the method and base indicated above.

Property and equipment at December 31, 2002 and 2001 stated in present costs at those dates, were restated in constant bolivars at December 31, 2004 by applying the annual variation of Consumer Price Indexes (CPI), except for the portion of the affiliates domiciled abroad that are presented without the effects for inflation of the Venezuelan economy.

The portion of the interest rate that exceeds the inflation rate applicable to disbursements related to investment projects is capitalized as additional cost of the constructions in progress. This portion is redeemed based on the useful life applicable to the assets acquired.

INTERPRETE 84

For the period from 1/1/05 and 6/30/05 and for the years 2004 and 2003 the charge for the concept of depreciation expense of the fixed assets stated in constant currency at June 30, 2005 is the following:

June 30, 2005	December 31, 2004	December 31, 2003
9,500,492	18,841,132	19,103,262

Balances stated in constant bolivars.

h) Any other commitment and transactions in foreign currency.

Manufacturas de Papel, C.A. (MANPA) S.A.C.A. does not have any relevant commitment or transaction that has not been revealed in prior items.

3.3. Financial relations (restated in constant currency)

INDICATOR	Closure at 6/30/05	Closure at 12/31/04	Closure at 12/31/05
AC/ PC	1.79	2.09	1.63
Efect./ PC	0.30	0.32	0.17
PC/ Pat.	0.18	0.14	0.17
PC/ Pat	0.20	0.16	0.19

Legend: AC: Current assets PC: Current liabilities

Efect.: Cash Pat.: Shareholders' equity PT: Total liability

3.4. Reports by the Risk Classifying Companies

4. SUPPLEMENTARY INFORMATION

The additional information about the issuance can be obtained at the business premises of MANPA situated in Av. Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto, by the following people:

- JUAN ANTONIO LOVERA Phone 901-2325/ 2335

jlovera@manpa.com.ve

- LETICIA LEVEL Phone 901-2245

llevel@manpa.com.ve

"THE UNDERSIGNED DO HEREBY DECLARE THAT THEY JOINTLY OR INDIVIDUALLY ACCEPT, FOR ALL THE SUBSEQUENT LEGAL PURPOSES, THE

IN-TERPRETE 85

RESPONSIBILITY OF THE CONTENT OF THE PRESENT PROSPECTUS AND THAT THE SAME IS TRUE AND THAT THEY DO NOT KNOW OF ANY OTHER IMPORTANT FACT OR INFORMATION WHICH OMISSION MAY ALTER THE APPRECIATION MADE BY THE PUBLIC OF THE CONTENT OF THIS PROSPECTUS."

THE PEOPLE RESPONSIBLE OF THE CONTENT OF THE PROSPECTUS:

JUAN ANTONIO LOVERA I.D. Card No.5534882

Finance Corporate Vice-President.

LETICIA LEVEL I.D. Card No.6401405

Corporate Planning Manager.

ADDRESS: Av. Francisco de Miranda, Torre Country Club, Piso No.11, Chacaito

PHONES: 901.23.35

FAX: 901.23.17 --

[Logotype of MANPA] Manufacturas de Papel, C.A. (MANPA) S.A.C.A.

GENERAL INDEX

SHAREHOLDERS

The foregoing is the true and exact translation of the attached copy of the document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September 16, 2005.

REPUBLICA DE VENEZUELA INTERPRETE

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF MOVEMENTS IN EQUITY ACCOUNTS FOR THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003
RE-STATED IN CONSTANT CURRENCY AT DECEMBER 31, 2004
(Stated in thousand bolivars)

			Retained Earnings				
	Updated Capital Stock	Accrued results from translation of foreign subsidiary	Legal Reserve	Updated Net Balance of Retained Earnings	Undistributed	Result from holding non-monetary assets	Total Equity
PREVIOUS REPORTED BALANCES AT DECEMBER 31, 2002	138,392,080	109,610	13,839,207	237,687,216	30,692,237	165,331,025	586,051,375
Accumulated effects for updating equity at the beginning of the year by foreign affiliates (Note 1)	-	(17,644)	-	-	73,145	-	55,501
INITIAL NET BALANCES	138,392,080	91,966	13,839,207	237,687,216	30,765,382	165,331,025	586,106,876
Cash Dividends (Note 15)	-	-	-	-	(30,067,103)	-	(30,067,103)
Net Income	-	-	-	-	27,699,896	-	27,699,896
Accrued result from translation of foreign subsidiary	-	(57,627)	-	-	-	-	(57,627)
Result from holding non-monetary assets	-	-	-	-	-	(46,407,340)	(46,407,340)
BALANCES AT DECEMBER 31, 2003	138,392,080	34,339	13,839,207	237,687,216	28,398,175	118,923,685	537,274,702
Cash Dividends (note 15)	-	-	-	-	(27,273,818)	-	(27,273,818)
Net Income	-	-	-	-	47,148,066	-	47,148,066
Accrued result from translation of foreign subsidiary	-	(121,463)	-	-	-	-	(121,463)
Result from holding non-monetary assets	-	-	-			3,642,847	3,642,847
BALANCES AT DECEMBER 31, 2004	138,392,080	(87,124)	13,839,207	237,687,216	48,272,423	122,566,532	560,670,334

See notes to consolidated financial statements

MANUFACTURAS DE PAPEL,C.A. (MANPA) S.A.C.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FLOWS IN EQUITY ACCOUNTS
FOR THE SIX-MONTH PERIOD ENDED AT JUNE 30, 2005 AND THE YEARS ENDED AT DECEMBER 31, 2004 AND 2003
RE-STATED IN CONSTANT BOLIVARS AT JUNE 30, 2005
(Stated in thousand constant bolivars)

	Capital stock	Capital Updating	Updated net balance for future capital increments	Accrued result from translation of foreign subsidiary	Retained Earnings		Result from holding non-monetary assets
					Legal Reserve	Undistributed	
BALANCES PREVIOUSLY REPORTED AT DEC. 31, 2002	22,940,094	126,471,669	256,613,429	118,337	14,941,176	33,136,150	178,495,765
Accumulated effects for updating equity at the beginning of the year by foreign affiliates (Note 1)	-	-	-	(26,371)	-	109,333	-
INITIAL NET BALANCES	22,940,094	126,471,669	256,613,429	91,966	14,941,176	33,245,483	178,495,765
Transfer to updated net balance of retained earnings (Note 14)	-	-	-	-	-	-	-
Cash dividends	-	-	-	-	-	(32,461,243)	-
Net income	-	-	-	-	-	30,089,478	-
Accrued result from translation of foreign subsidiary	-	-	-	(57,627)	-	-	-
Result from holding non-monetary assets	-	-	-	-	-		(50,102,597)
BALANCES AT DECEMBER 31, 2003	22,940,094	126,471,669	256,613,429	34,339	14,941,176	30,873,718	128,393,168
Cash dividends	-	-	-	-	-	(29,445,538)	-
Net income	-	-	-	-	-	51,082,877	-
Accrued result from translation of foreign subsidiary	-	-	-	(121,463)	-	-	-
Result from holding non-monetary assets	-	-	-	-	-	-	3,932,916
BALANCES AT DECEMBER 31, 2004	22,940,094	126,471,669	256,613,429	(87,124)	14,941,176	52,511,057	132,326,084
Cash dividends	-	-	-	-	-	(23,968,895)	-
Net income	-	-	-	-	-	15,537,035	-
Accrued result from translation of foreign subsidiary	-	-	-	-	-	-	-
Result from holding non-monetary assets	-	-	-	-	-		14,271,055
BALANCES AT DECEMBER 31, 2005	22,940,094	126,471,669	256,613,429	(87,124)	14,941,176	44,079,197	146,597,139

See notes to consolidated financial statements

REPUBLICA DE VENEZUELA INTERPRETE JUDICIAL